Form 20-F
period 2024-06-30
Premium Catering (Holdings) Ltd
filed 2024-11-12
CIK 1998056

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-42281

Premium Catering (Holdings) Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

6 Woodlands Walk

Singapore 738398

(Address of principal executive offices)

Mr. Gao Lianquan, Chief Executive Officer and Executive Director

Telephone: +65 6355 9488

Email: ceo@premiumcateringholdings.com

At the address of the Company set forth above

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary Shares, par value US$0.0000005 per share	PC	The Nasdaq Capital Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

16,000,000 Ordinary Shares, US$0.0000005 per share, at June 30, 2024

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

Yes ☐ No ☒

If the report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes ☐ No ☒

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this Annual Report is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

Certain amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Financial Information in U.S. Dollars

Our reporting currency is the United States Dollar. This Form 20-F also contains translations of certain foreign currency amounts into United States Dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore Dollars into United States Dollars were made at S$1.3552 to US$1.00 for amounts relevant to the financial year ended June 30, 2024 and S$1.3523 to US$1.00 for amounts relevant to the financial year ended June 30, 2023, in accordance with our internal exchange rate. We make no representation that the Singapore Dollar or United States Dollar amounts referred to in this Annual Report could have been or could be converted into United States Dollars or Singapore Dollars, as the case may be, at any particular rate or at all.

Recent Events

On September 26, 2024, we completed our initial public offering of 1,650,000 Ordinary Shares at a public offering price of US$4.75 per share (the “Offering”). Total net proceeds to the Company from the Offering, after deducting discounts, expenses allowance and expenses, were approximately $6.994 million. The Ordinary Shares began trading on September 25, 2024 on the Nasdaq Capital Market (the “Nasdaq”) under the trading symbol “PC”.

As of the date of this Annual Report, our Group is comprised of: (i) Premium Catering Private Limited, a company incorporated in Singapore with limited liability on March 30, 2012 and an indirect wholly-owned subsidiary of our Company (“Premium Catering”) and (ii) Starry Grade Limited, a company incorporated in the BVI with limited liability on September 4, 2023, and a direct wholly-owned subsidiary of our Company. See “Item 4. Information of the Company – Corporate Structure.” Our operating subsidiary is Premium Catering (the “Operating Subsidiary”).

PART I

ITEM 1. IDENTITY OF DIRECTORS, OFFICERS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. RESERVED

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable

D. RISK FACTORS

An investment in our Ordinary Shares is highly speculative and involves a significant degree of risk. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or a part of your investment. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Risks Related to Our Business and Industry

Social, economic, political and legal developments or instability, as well as any changes in government policies, in Singapore, could materially and adversely affect our business, results of operations, financial condition and business prospects

Our major assets and business operation is located in Singapore and, during the fiscal year ended June 30, 2024, all of our revenue was derived from Singapore. Therefore, our business, results of operations, financial condition and business prospects are significantly exposed to the social, economic, political and legal developments in Singapore. Uncertainties in these areas include, but are not limited to, the risks of war, regional conflicts, terrorism, extremism, nationalism, nullification of contracts, changes in interest rates, imposition of capital controls, foreign ownership restrictions and international sanctions, changes in government policies and introduction of new rules or regulations concerning our industry (such as the restriction on foreign labor), as well as methods of taxation. In particular, events with adverse impact on investors’ confidence and risk appetites, such as general deterioration of the economy, mass civil disobedience movements (such as strikes and industrial actions), significant fluctuations in the stock exchange, deterioration of political relations or tightening of foreign investment may lead to a reduction in the number of foreign labor as well as can affect the industries in which the foreign workers work, such as construction and shipping, affect our business, results of operations, financial condition and business prospects. Our Directors anticipate that Singapore will continue to be the principal base of our business operations in the near future. There is no assurance that any future changes in the existing government policies, economic, social and political conditions and the business environment in Singapore, some of which are beyond our control (such as natural disasters, pandemics/epidemics like the outbreak of COVID-19, severe acute respiratory syndrome, the H5N1 strain of avian influenza and the H1N1 strain of swine flu, acts of God and other disasters), will not have a negative effect on our business operations. Specifically, our business and results of operations could be materially and adversely affected by changes in laws and regulations concerning the foreign labor, as well as environmental or health and safety matters, in Singapore.

Going Concern and History of Net Losses

Our Company’s audited annual consolidated financial statements for the years ended June 30, 2024 and 2023, including the report of the independent registered public accounting firm with respect thereto, were prepared assuming that our Company will continue as a going concern, which assumes that our Company will be able to realize its assets and satisfy its liabilities in the normal course of business for the foreseeable future. As discussed in Note 2, our Company has incurred losses and has negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern.

For the year ended June 30, 2024, our Company generated a net loss of S$1,466,690 and a working capital deficit of S$3,686,485. The continued operations of our Company are dependent on management’s ability to manage costs, raise additional equity or debt, and on future profitable operations. Whether and when our Company can generate sufficient operating cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain. Furthermore, there can be no assurances that our Company will be able to raise funds through future debt or equity issuances. As a result of these conditions, management has concluded, in making its going concern assessment, that there are material uncertainties related to events and conditions that may cast significant doubt upon our Company’s ability to continue as a going concern.

Exposure to risks associated with food safety may subject us to liability claims and damage to our reputation

Our Group is exposed to risks associated with food safety which may subject us to liability claims, damage our reputation and/or affect our relationship with our customers. Our main business activity is the preparation and supply of food. As a result, we are particularly exposed to damage resulting from actual or perceived issues regarding the safety or quality of the food provided by us. For the fiscal years ended June 30, 2024 and 2023, we did not experience any food safety issues. However, claims of illness, food poisoning and injury relating to contaminated, spoiled, mislabeled or adulterated food can require costly measures to investigate and remediate to, such as withdrawing products or destroying supplies and inventory that are unfit for consumption. We rely on strict adherence by employees to standards for food handling and preparation. Claims related to food quality or food mishandling are common in the food service industry and a number of these claims may exist at any given time. If we are found to be negligent in food safety, we may be exposed to significant liability, which could have an adverse impact on our Group’s results of operations. Even if any such claims are without merit, any negative publicity as a result of allegations of unsafe food service can have a significant impact on our Group’s reputation.

Any deterioration in the market conditions of the industries where our customers work leading to the decline of hiring of foreign workers may affect our business, results of operations, financial condition and business prospects

We primarily provide meal services to foreign workers reside in dormitories in the construction, marine and manufacturing industries. General economic, social and political conditions affecting these industries may reduce their requirement for foreign workers and in turn reduce the demand for our Group’s services and affect our overall operations. Worldwide downturns in the construction, marine and manufacturing industries may be experienced as a result of generally weak economic conditions leading to fewer hires and requirement for staff, in particular foreign workers. As such, our Group is dependent on the number of foreign workers in these industries which, in turn, is dependent on those industries’ performance and demand.

We may be unable to control our food costs and labor costs

Our business relies on our ability to purchase food supplies and prepare meals on a cost-efficient basis. Food costs are variable and prices are subject to the risk of inflation. Inflation in the price of food can be driven by several factors, such as scarcity due to poor weather conditions, increased oil and transport prices and overall population growth. In addition, because our business also requires that we maintain a sizeable workforce, we are also sensitive to labor costs. In order to operate efficiently, it is important that we accurately predict and manage staffing levels. Our failure to adequately manage food costs and labor costs or if we fail to pass on these increased costs could have a material and adverse effect on our financial performance.

Disruption in the operations of our Central Kitchen could have a material adverse effect on our business and results of operations

We have established a central kitchen where our semi-processed or processed foods are prepared. Our central kitchen includes not only our kitchen, but also our storage facilities and head office, which are located in Singapore (the “Central Kitchen”). The purpose of the Central Kitchen is to centralize the process of ingredient preparation which would, in turn, bring about cost-saving and increase efficiency of the restaurant operations. Any disruption of operations at our Central Kitchen, such as electricity or water suspensions, for whatever reason, may result in our failure to prepare meals to our customers in a timely manner, or at all, which may cause part or all of our operations to suspend. If we are unable to offer our meals timely, we may experience a significant reduction in revenue and our brand value may suffer, resulting in a material adverse effect on our business and results of operations. As such, the disruptions at the Central Kitchen may potentially increase our cost and time in preparation of the meals leading to a decrease in revenue which ultimately have an adverse impact on our financial performance.

Changes in existing laws, regulations and government policies may cause us to incur additional costs

Our business operations are governed by various laws, regulations and government policies in Singapore. The Singapore Food Agency (the “SFA”) promulgates food safety regulations applicable to our operations and which may change from time to time. We may be unable to comply with all these requirements in time, or at all, or we may need to incur substantial costs to be compliant, which may adversely affect our business operations and financial condition.

Our operating results could be materially harmed if we are unable to accurately forecast consumer trends and demand for our products and services or we fail to adapt to such change

We believe that our success is, to a significant extent, attributable to the ability of our Group’s to understand the types, variety and taste of food that foreign workers and other consumers crave and our ability to keep abreast with changes in their preference and seasonal ingredients. Due to the highly subjective nature of the consumer market and changes in tastes, we may be unable to capture or predict the future trend and continue to develop appealing and tasteful food products for our customers’ workers. If we fail to (i) capture, predict or respond timely to our customers’ workers’ preferences; or (ii) introduce appealing and tasteful products in a timely manner, our business and results of operations may be adversely affected.

Our success depends on our ability to maintain our reputation. If events occur that damage our reputation, our business and financial results may be harmed

Our business, results of operations and prospects depend, in part, on our ability to maintain our reputation for providing high quality food products and services. We could lose existing or potential clients if our reputation were to be associated with any negative publicity, including negative complaints raised by unsatisfied clients, poor food quality, contamination etc. that comes to the public’s attention. If we fail to successfully maintain, promote and position our brand and protect our reputation, our business, financial condition and operating results may be adversely affected.

We face dynamic competition from a wide variety of competitors and failure to compete successful could result in a loss of market share, decreased revenue and profitability

Our Group faces a dynamic competitive landscape marked by intense competition from a variety of players. Any inability by us to compete successfully with our competitors and adapt to changing market conditions could result in a loss in market share, decreased revenue and/or lower profitability. Our Group’s competitors range from small, local businesses to listed companies with substantial financial resources. We compete based on several factors, including the quality of our food products, the timeliness of deliveries, the variety of food products and our ability to tailor the food and services we offer to a client’s particular needs and our ability to manage costs effectively. If our clients and customers do not perceive the quality and cost value of our services, or if there is insufficient demand for our food products and services, our Group’s business, results of operations and financial position could be materially adversely affected.

We may implement business strategies and future plans that may not be successful

The successful implementation of our business strategies and future plans depends on a number of factors including general market conditions, government policies, the availability of funds, our technology, competition and our ability to retain and recruit competent employees. There is no assurance that our business strategies and future plans can be implemented effectively and successfully, as some of these factors are beyond our control. If any implementation of these strategies and plans fails or is delayed, we may be adversely affected by investment expenses that have not led to the anticipated results, by the distraction of management from our core business or by damage to our brand or reputation. Additionally, if we fail to secure adequate funds in a timely manner, we may also be unable to pursue opportunities to expand our business.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all

Although our current cash and cash equivalents, anticipated cash flows from operating activities, other available sources of financing from Singapore banks and other financial institutions and the proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this offering, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The issuance and sale of additional equity would result in further dilution to our shareholders. The occurrence of any of these risks could adversely affect our operations or financial condition.

We may incur liabilities that are not covered by insurance

Our Group may incur liabilities that are not covered by insurance. We have taken out various types of insurance policies including general liability coverage and directors’ liability insurance. We may not always be able to accurately foresee all activities and situations in order to ensure that they are fully covered by the terms of its insurance policies and, as a result, we may not be covered by insurance in specific instances. While we seek to maintain appropriate levels of insurance, not all claims are insurable and we may experience major incidents of a nature that is not covered by insurance. We maintain an amount of insurance protection that we believes is adequate, but there can be no assurance that our insurance coverage will be sufficient or effective under all circumstances and against all liabilities to which our Group may be subject. Our Group may be unable to maintain our current insurance coverage or do so at a reasonable cost, which could have an adverse effect on our Group’s business, results of operations and financial position in the event of an uninsured loss.

We may expose to interest rate risk for the bank borrowings outstanding

We currently have five bank facilities of which four are fixed interest rate term loans taken out by Premium Catering in aggregate of approximately S$0.9 million with maturity dates of between September 2025 and July 2026, one is variable interest rate short term facility taken out by Premium Catering in the amount of S$0.1 million as of June 30, 2024. Singapore banks have increased interest rates, as most loans are based on the Singapore Overnight Rate Average (SORA) or the Singapore Interbank Offered Rate (SIBOR) which moves historically in tandem with the interest rates set by the US Federal Reserve. Four of the facilities taken out by Premium Catering are at a fixed interest rate and were not affected by the rate increase. As a result of the rate hike, borrowing costs for the Group increased by S$2,843 and S$1,100 for the fiscal year ended June 30, 2023 and for the year ended June 30, 2024. Despite the effect of the rate increase on our Group not being significant, if rates continue to rise and we are unable to pass this increased cost to our customers, our financial performance may be materially and adversely affected.

Risks Related to Our Securities

There has been no public market for our Ordinary Shares prior to our Offering. If an active trading market for our Ordinary Shares does not develop or continue to develop and the trading price for our Ordinary Shares fluctuates significantly, shareholders may not be able to resell our Ordinary Shares at any reasonable price.

On September 26, 2024, we completed our Offering of 1,650,000 Ordinary Shares at a public offering price of US$4.75 per share. The total net proceeds to the Company from the Offering, after deducting discounts, expense allowance and expenses, were approximately $6.994 million. The Ordinary Shares began trading on September 25, 2024 on the Nasdaq under the trading symbol “PC”. We cannot assure you that a liquid public market for our Ordinary Shares will be maintained. If an active public market for our Ordinary Shares is not maintained, the market price and liquidity of our Ordinary Shares may be materially and adversely affected.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Our Ordinary Shares are listed on Nasdaq. We cannot assure you, however, that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;
●	reduced liquidity for our Ordinary Shares;
●	a determination that our Ordinary Shares are “penny stock,” which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
●	a limited amount of news about us and analyst coverage of us; and
●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Although the states are pre-empted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our Operating Subsidiaries’ operations, including the following:

●	fluctuations in our Operating Subsidiaries’ revenues, earnings and cash flow;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our shares, the market price for our shares and trading volume could decline.

The trading market for our Ordinary Shares may be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this Annual Report, we have 16,000,000 Ordinary Shares issued and outstanding. The Ordinary Shares sold in our Offering are freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. In connection with our Offering, our directors and officers and certain shareholders agreed not to sell any shares until 180 days after the date of closing of the Offering without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of FINRA. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our shares. See ‘Item 7. Major Shareholders and Related Party Transactions”

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income. Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Singapore law. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our Board of Directors. Accordingly, a return on investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves may be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or
●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our affiliated entity as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

Our controlling shareholders have substantial influence over the Company. Their interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

As of the date of this Annual Report, Hero Global Enterprises Limited (“Controlling Shareholder”) owns an aggregate 10,547,250 Ordinary Shares, which is approximately 65.92% of our total issued and outstanding Ordinary Shares, representing approximately 65.92% of the total voting power. Hero Global Enterprises Limited is wholly-owned by Mr. Yu, an executive director and our indirect controlling shareholder and holds the voting and/or investment control over its shares. Accordingly, our controlling Shareholder could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. Without the consent of our Controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions”.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer whose Ordinary Shares are listed on the Nasdaq, we rely on a provision in the Nasdaq corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq.

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;
●	require non-management directors to meet on a regular basis without management present;
●	have an independent compensation committee;
●	have an independent nominating committee; and
●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of Ordinary Shares, such as transactions, other than a public offering, involving the sale of 20% or more of our Ordinary Shares for less than the greater of book or market value of the shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on the Nasdaq. Therefore, we have a fully independent audit committee, in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

Further, because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Memorandum and Articles of Association) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board of Directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company with limited liability and substantially all of our assets are located outside of the United States. In addition, all of our Directors and Executive Officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office and it may be is possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our Directors and Executive Officers, they will need to ensure that they comply with the rules of the jurisdiction where our Directors and Executive Officers are located. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our Directors and Executive Officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforcement of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our Directors, Executive Officers or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, depending on where our Directors and Executive Officers are located.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have early adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or Executive Officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our Directors, Executive Officers and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We have incurred significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq.

We were listed on the Nasdaq on September 25, 2024. We have and will continue to incur additional legal, accounting and other expenses as a public reporting company and particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. Compliance with these requirements has increase our legal and financial compliance costs and made some activities more time-consuming and costly. In addition, our management and other personnel has diverted attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

The Ordinary Shares could be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors who are located in Singapore

The Holding Foreign Companies Accountable Act (the “HFCA Act”) was enacted on December 18, 2020. The HFCA Act states if the Securities and Exchange Commission (the “SEC”) determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (the “PCAOB”) for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the- counter trading market in the United States. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, PCAOB announced the PCAOB HFCA Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

Our auditor, Onestop Assurance PAC, the independent registered public accounting firm that issued the audit report included in this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to the laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Onestop Assurance PAC is headquartered in Singapore and has been inspected by the PCAOB on a regular basis, with the last inspection on July 13, 2023. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the PCAOB determinations. However, the recent developments add uncertainties, and we cannot assure you whether the Nasdaq or regulatory authorities would not apply additional and/or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, the adequacy of personnel and training or the sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

ENFORCEABILITY OF CIVIL LIABILITIES

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Singapore. All of the Directors and Executive Officers of our Company and the auditors of our Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

CORPORATE HISTORY AND STRUCTURE

Corporate Structure

Our Company was incorporated in the Cayman Islands on May 30, 2023 under the Companies Act as an exempted company with limited liability. Our authorized share capital was US$500,000 divided into 500,000,000 shares, par value of US$0.001 each.

Following incorporation of our Company, our share capital is held by Hero Global, Mr. Gao, United Source, and Ms. Kong, Trillion Able, Better Access and True Sage as to approximately 73.50%, 3.00%, 4.50%, 4.90% 4.90%, 4.30% and 4.90% of the issued share capital of our Company respectively.

On October 4, 2023, True Sage acquired from Hero Global 4.90% of the issued share capital of our Company.

On June 12, 2024, Hero Global and Mr. Gao transferred their entire shareholding interest in Premium Catering to Starry Grade in consideration of our allotment and issue of one share to each of Hero Global and Mr. Gao, credited as fully paid. Upon completion of this reorganization whereby the entire share capital of Premium Catering was transferred to us, our Group comprised Starry Grade and Premium Catering as our direct and indirect wholly-owned subsidiaries, respectively. After the completion of a forward split on June 12, 2024 on the basis of 2,000 ordinary shares for every one share, our authorized share capital was changed to US$500,000 divided into 1,000,000,000,000 shares with a par value of US$0.0000005 each (the “Forward Split”). Following the completion of the Forward Split and surrender (“Surrender”) of 4,152,750 shares by Hero Global, 242,950 shares by Better Access, 276,850 shares by Trillion Able, 276,850 shares by Ms. Kong, 254,250 shares by United Source, 276,850 shares by True Sage and 169,500 shares by Mr. Gao, and prior to the offering, our total issued shares are held as to 10,547,250 shares by Hero Global, 645,750 shares by United Source, 703,150 shares by Ms. Kong, 703,150 shares by Trillion Able, 617,050 shares by Better Access, 430,500 shares by Mr. Gao and 703,150 shares by True Sage.

As of the date of this Annual Report, Trillion Able sold an aggregate 217,500 shares resulting in ownership of 485,650 shares representing equity interest of 3.04%; True Sage sold an aggregate 103,150 shares resulting in ownership of 600,000 shares representing equity interest of 3.75%.

Organization Chart

The chart below sets out our corporate structure as at the date of this Annual Report.

Hero Global (BVI)
Better Access (BVI) (Note 4)
Trillion Able (BVI) (Note 3)
Ms. Kong
United Source (BVI) (Note 1)
Mr. Gao
True Sage (BVI) (Note 2)
Public
Pre-offering: 73.50%
Post-offering: 65.93%
Pre-offering: 4.30%
Post-offering: 3.86%
Pre-offering: 4.90%
Post-offering: 4.39%
Pre-offering: 4.90%
Post-offering: 4.23%
Pre-offering: 4.50%
Post-offering: 4.04%
Pre-offering: 3.00%
Post-offering: 0.66%
Pre-offering: 4.90%
Post-offering: 4.39%
Pre-offering: 0.00%
Post-offering: 12.5%
The Listco (Cayman Islands)
100%
Starry Grade (BVI)
100%
Premium Catering (Singapore)

(1)	United Source, a company incorporated in the BVI and is owned as to 73% by Mr. Lam Chi Hei and 27% by ZH Global Multi-Asset Fund OFC, both Independent Third Parties.
(2)	True Sage, a company incorporated in the BVI and is owned as to 100% by Mr. Ng Hao Feng, an Independent Third Party.
(3)	Trillion Able, a company incorporated in the BVI and is owned as to 100% by Mr. Cheung Yik Hang, an Independent Third Party.
(4)	Better Access, a company incorporated in the BVI and is owned as to 100% by Ms. Tsoi, Kuen Fuk Cherry, an Independent Third Party.

Principal operating subsidiary – Premium Catering

On March 30, 2012, Premium Catering was incorporated in Singapore as a private company with limited liability. Premium Catering is principally engaged in the provision food catering to primarily foreign workers, students and other individuals residing in dormitories as well foreign workers in the marine, logistic and poultry industries. As part of an effective group reorganization, Premium Catering became an indirect wholly-owned subsidiary of our Company.

Key Milestones

The key milestones in the development of our Group are highlighted chronologically below:

Year (s)	Milestones
2012	●	Incorporation of Premium Catering Private Limited.

●

Set up the Central Kitchen and commenced operations at a single unit at Food Xchange @ Admiralty in Singapore, which is a strata-titled full-fledged food facility specially tailor-made for the food and beverage industry, to sell budget prepared meals to foreign workers in the construction industry in Singapore.

2018	●	Expanded the Central Kitchen to two units at Food Xchange @ Admiralty in Singapore.

2019	●

Introduced smart incubators, which are our custom-made compartmentalized heated and insulated food vending lockers (the “Smart Incubators”), to deliver budget prepared meals to our customers at designated dormitories or work sites in a secured, hygienic and contactless manner in Singapore.

2022	●

Set up the food stall selling Indian food in a canteen of a dormitory located at 11A Jalan Tukang Road in Singapore, which was subsequently closed when the lease expired December 31, 2023 (the “Food Stall”). As of the date of this Annual Report, the Food Stall is closed and management is analyzing and determining suitable alternatives for continuation of the Foot Stall and establishment at a different location. .

●

Received a certificate of appreciation from the Ministry of Manpower in Singapore, which is responsible for the formulation and implementation of policies related to the workforce (“MOM”) in recognition of our efforts in improving foreign workers’ welfare in Singapore.

	●	Shifted the Central Kitchen to 21 Chin Bee Avenue Singapore 619942.

2023	●	Started buffet catering services for private functions as well as corporate and community events in Singapore.

2024	●	Completed our Offering of 1,650,000 Ordinary Shares at a public offering price of US$4.75 per share and the Ordinary Shares began trading on September 25, 2024 on the Nasdaq under the trading symbol “PC”.

INDUSTRY OVERVIEW

All the information and data presented in this section have been derived from Frost & Sullivan’s industry report commissioned by us entitled “2022 Singapore Catering Services Market” (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF CATERING SERVICES INDUSTRY IN SINGAPORE

Definition and Classification

Catering services refer to businesses that provide meals and snacks for events, workplaces and other private functions. In Singapore, the catering sector is made up of a range of companies offering food services outside of a traditional dine-in restaurant setting. It is principally categorized into food catering businesses and restaurants.

Food Catering Businesses

●	Corporate caterer offer catering service primarily or exclusively to certain occupations such as factory workers, construction crews, shipping labour and others in field job sites, as well as students. They supply pre-made meals, snacks and beverages in large quantities to workers with limited access to on-site food services. Industry players operate highly efficiently while meeting safety standards.

●	Event caterer specialize in providing catering for corporate and private events where cooking and serving cannot be done on site. Clients include businesses, organizations, and individuals hosting events. Food catering businesses operate industrial kitchen facilities and employ staff to handle logistics like transportation, set-up and cleanup.

Restaurants

●	Full-service restaurants refer to restaurants providing full table services where customers are served with their meals by waiters at the table and settle the bill at the end of the meal. Customers usually spend approximately two hours or more to dine at these restaurants and these restaurants target customers with mid-to-high spending power and are usually located at high-end shopping malls, hotels and commercial areas

●	Casual dining restaurants refer to casual restaurants such as coffeehouse, teahouses and bars where the food is served with some table services in a casual dining ambience. Customers usually dine for approximately one hour at a casual dining restaurant and ubiquitous in shopping malls and around the streets.

●	Quick service restaurants refer to restaurants that serve fast and consistent food with little or no table service and have simple décor. These types of restaurants have established an effective process from order taking to cooking which is specially designed to serve food quickly and efficiently. Customers usually order their food, pay at the order counter, pick up their food and take it to a seating area to dine. Their average dining time is approximately 30 minutes.

Value Chain

The value chain of food catering services industry in Singapore mainly consists of the upstream raw material suppliers and distributors, midstream food processing service providers and logistics arrangement providers, and consumption occasions including corporate and workforce, event and exhibitions and restaurants, as well as the end-customers who participate in various occasions. Raw material suppliers distribute food ingredients, such as meat, vegetable, seafood, etc., to food processing and catering servicing providers. Depending on the business model, it can be in a restaurant setting or in off-site food preparation factories or a central kitchen where then the chefs prepare the food.

Upstream raw food materials are critical as the quality of ingredients is the most important factor for the taste. In addition, the cost of raw materials such as vegetables, meat, poultry, and seafood accounts for a significant portion of a restaurant’s operating expenses. After concluding the production of meals, midstream catering service providers either deliver the meals themselves or arrange for third-party logistics service providers to deliver the meals to downstream customers, including businesses and labor groups.

Source: The Frost & Sullivan Report

Market Size of Overall Food and Beverage Industry

Market Size of the Food and Beverage Industry in Singapore, by Revenue, 2018-2027E

Source: Singapore Department of Statistics, The Frost & Sullivan Report

The imposition of lockdowns and safe distancing policies has had a devastating effect on food and beverage businesses, resulting in the plummet in market size of the food and beverage industry in Singapore by revenue at a year-on-year rate of approximately -22.4%. Notwithstanding substantial government intervention through wage subsidies, tax rebates and loan facilities, many outlets have had to shutter operations temporarily or permanently. In 2022, as restrictions gradually eased, the market size recovered to return to pre-COVID-19 levels, which propelled the market size in 2022, recording a year-on-year growth of 19.7%. Overall, the market size has slightly declined at a Compound Annual Growth Rate (“CAGR”) of approximately -0.7% during 2018 to 2022. With the constant recovery of tourism in the Asia Pacific region which is expected to be fully recovered in 2024 according to the International Monetary Fund, coupled with growing personalized dining experience, prevailing focus on delivery and takeaway and rising quality and safety, the market size of the food and beverage industry by revenue in Singapore shall attain S$13,207.6 million in 2027, representing a CAGR of approximately 3.3% during 2023 to 2027.

Market Size of Overall Catering Services

Market Size of the All Catering Service Industry in Singapore, by Revenue, 2018-2027E

Source: The Frost & Sullivan Report

The catering industry in Singapore had been experiencing steady growth prior to COVID-19 due to a robust events and tourism as well as demand for meals in workplaces and educational institutes. The outbreak of the COVID-19 since 2020 has hard hit the industry with event cancellations and workplace closures. Caterers struggled with sudden revenue loss and excess capacity. The market size of the food catering service industry by revenue in Singapore plummeted at a year-on-year rate of -50.3% in 2020. As containment prevention measures eased since late 2022, mass gatherings and economic activities gradually resumed, resulting in the regain of growth momentum. Overall, the market size of the food catering service industry in Singapore by revenue has declined at a CAGR of -10.8% from 2018 to 2022.

Considering the lagging recovery according to the food & beverage services index of food caterers published by the Singapore Department of Statistics, the market size of the food catering service industry in Singapore by revenue shall reach pre-COVID-19 levels in 2024, and further growth to S$2,422.3 million in 2027, representing a CAGR of approximately 7.4% during 2023 to 2027.

Market Size of Corporate Catering Services

Market Size of the Corporate Catering Service Industry in Singapore, by Revenue, 2018-2027E

Source: The Frost & Sullivan Report

As a sub-segment of food catering services, corporate catering services primarily offer catering services primarily or exclusively to certain occupations by supplying pre-made meals, snacks and beverages in large quantities to workers with limited access to on-site food services. Devastated by workplace closures from COVID-19 since 2020, caterers grappled with sudden revenue loss despite government aid. The market size of the corporate catering services industry by revenue in Singapore declined slightly from S$640.3 million in 2018 to S$448.1 million in 2022, representing a CAGR of approximately -8.5%. Amid uncertainties, caterers that have been willing to broaden offerings, build leaner capabilities and form strategic partnerships have uncovered pathways to longer term growth. Subsequent to the containment of the outbreak of the COVID-19, caterers that transformed around community health, smart operations and strategic relationships turned adversity into advantage. The market size of the corporate catering services industry by revenue in Singapore is expected to increase from S$599.0 million in 2023 to S$799.4 million in 2027, representing a CAGR of approximately 7.5%.

Market Size of the Corporate Catering Service in Heavy Industry in Singapore, by Revenue, 2018-2027E

Note: Heavy industries include construction industry, logistics industry, manufacturing industry and others

Source: The Frost & Sullivan Report

The market size of the corporate catering services industry in heavy industry represents a subsegment of the total market size of corporate catering service, which may include heavy industry and other downstream clients such as offices, business functions, schools, healthcare facilities etc. During April and May 2020, most construction work was suspended during the Circuit Breaker Period imposed by the Singapore government. Subsequently, general construction work in Singapore resumed after a one-month suspension when the Circuit Breaker Measures were lifted on 2 June 2020, and a number of construction plans, ranging from roads, housings, shopping malls and offices, gradually resumed operations. The logistics industry and manufacturing industry gradually resumed full operation as well towards the second half year of 2020.

Overall, the heavy industry sector demonstrated greater resilience against the outbreak of the COVID-19, with the market size recording a lower YOY (Year-on-Year) growth rate compared to overall market at approximately -13.6% in 2020. From 2018 to 2022, the market size of corporate catering services in heavy industry has grown from S$352.2 million to S$371.9 million following the containment of the pandemic, recording a CAGR of approximately 1.4%. With the growing needs for construction, shipping and manufacturing industry, the market size is forecasted to further escalate and reach S$510.8 million in 2027, representing a CAGR of approximately 7.9%.

Market Drivers and Trends Analysis

Demanding work culture and extended working hours. Singapore is well-known for its long working hours, particularly in the business and finance industries. On average, employees work 47 hours per week, ranking among the world’s longest workweeks. Workers prioritize their time and prefer to dedicate it to work rather than meal preparation. As a result, there is limited time to prepare meals during the workweek. Corporate catering services offer a practical solution by supplying pre-prepared meals for breakfast, lunch, and snacks, saving employees both time and effort. These services contribute to increased satisfaction and productivity among employees, making them an attractive employee benefit for companies. The demanding work culture, extended working hours, and growing pressure for productivity in Singapore are the main factors driving the sustained demand for corporate catering services. The convenience, time savings, and advantages for employees make this expense worthwhile for both employees and employers.

Rising disposable income. As individuals’ disposable income grows, they possess greater financial means to allocate towards non-essential items and services, such as corporate catering. Typically viewed as a luxury or convenience rather than a necessity, corporate catering services are more likely to be used and receive increased spending when people have more discretionary income. With higher incomes, individuals often place a higher value on their time, making the time-saving aspect of corporate catering more appealing. Accordingly, a rising demand for catering services from their employees is seen and corporates are more inclined to invest in and provide these services to attract and retain talent. This, in turn, broadens the market potential for corporate catering providers. As consumers’ financial capacity to satisfy their essential needs expands, they tend to allocate more funds to services like catering that enhance their workplace experience and convenience. This results in an upward shift in the demand curve for corporate catering services in Singapore.

Sustained demand from the heavy industries. Catering services play a crucial role in meeting the dietary needs of foreign workers in Singapore’s construction industry, who typically reside in nearby dormitories or temporary accommodations. The demand for catering services has been driven by the significant presence of foreign workers, with approximately 311 thousand in 2020 and 318.4 thousand in 2022 employed in construction, marine shipyard, and process sectors. Singapore’s construction industry is subject to strict safety regulations and guidelines that prioritize worker well-being, encompassing aspects such as hygiene, food safety, and worker welfare. Catering services that adhere to these regulations and offer high-quality meals and services are well-positioned to cater to the industry’s demand. Moreover, the ongoing development of infrastructure, including residential buildings, commercial complexes, transportation networks, and industrial facilities, presents further growth opportunities for the catering sector by necessitating on-site provision of meals and refreshments to construction workers.

Growing emphasis on environmental, social, and governance. There is a growing emphasis on environmental, social and governance (“ESG”) factors within the catering services industry, which measure the sustainability and ethical impact of a company. Sustainable sourcing of ingredients is a major area of increased focus, as catering services providers seek out suppliers that utilize environmentally-friendly practices such as organic farming, fair trade, and local sourcing in order to reduce their carbon footprint. Waste reduction and recycling are also emerging trends gaining prominence among catering services. Companies are implementing more strategies to minimize food waste and promote recycling, like using proper portion sizes, donating excess food to charities, composting organic waste, and opting for recyclable or compostable packaging. Specifically, smart incubators reduce food waste, use less plastic packaging and increase energy efficiency. By keeping meals warm at a consistent temperature over long periods of time, smart incubators help prevent food from going cold and having to be thrown away. This reduces overall food catering waste. Traditional catering methods often rely on plastic packaging like bags, containers, wraps etc. to keep food warm during delivery and serving. Smart incubators eliminate the need for much of this single-use plastic packaging since food stays warm inside the unit. Smart incubators are also designed to use energy efficiently to maintain optimal temperature ranges. This means less overall energy usage compared to repeated reheating of food via traditional ovens, microwaves etc.

Market Opportunities Analysis

Online Marketing Channels. The widespread use of smartphones and the internet by tech-savvy individuals in Singapore has opened up numerous opportunities for corporate catering services to advertise their brands through various marketing channels. Mobile apps such as The Entertainer App, which provides subscription-based offers and deals for users to save on 1-for-1 promotions, and Eatigo, which enables users to reserve restaurants in advance while receiving discounts on their bills, are becoming increasingly popular. As a result, corporate catering service providers are leveraging mobile applications and social media to engage potential customers by offering coupons and discounts, organizing reward campaigns, addressing customer feedback, and continually seeking innovative methods to attract and retain customers.

Food Delivery Service. Although Singapore is one of the smallest nations, it ranks among the most technologically advanced and wealthiest countries globally. The growing demand for convenience has driven restaurants to adapt and provide delivery services in the current landscape to secure and maintain their market share, as this has become a standard consumer expectation. CaterSpot and FoodLine stand out as the leading providers of corporate catering services in Singapore. Furthermore, food delivery services are facilitating this transformation.

Market Challenges Analysis

High Operating Cost. In Singapore, corporate catering services face significant challenges due to high operating costs. The rising trend of labor expenses, particularly for experienced chefs and kitchen staff, substantially increases caterers’ labor costs. Additionally, commercial rental rates, especially in prime locations near corporate clients, are costly, which drives up overhead expenses. Singapore’s heavy reliance on food imports results in comparatively high costs for raw materials and ingredients, affecting meal preparation expenses. Strict food hygiene and safety regulations also add to the costs, as caterers need to invest in licenses, equipment, and manpower to comply with these standards. To remain competitive, catering businesses must continuously innovate and enhance their offerings, necessitating investments in research and development, new equipment, and technology – all of which come at a price. These factors collectively contribute to the elevated operating costs that corporate caterers in Singapore face compared to those in other countries.

Regulations and Laws

Source: The Frost & Sullivan Report

Competitive Landscape of Catering Services in Singapore

The catering service industry in Singapore is highly competitive with a large amount of players ranging from small independent operators to large multinational companies participating in various cuisines. According to the Singapore Department of Statistics, there were approximately more than 750 catering establishments in 2022, either both locally owned or international chains.

Since the end of the COVID-19 outbreak, the number of weddings, corporate events, and social gatherings has increased, which has boosted the demand for catering services, including the daily business meal plan. As consumers in the food catering industry are typically less loyal and have low switching costs, the market has become more fragmented and less concentrated with no dominant player. There are, however, a few key players with a substantial market share, such as Neo Group and Select Group, who typically have a long history of expansion and have established mature food service models spanning a wide variety of cuisines. In addition, major players in this category have consistently acquired Food and Beverage brands in recent years in order to expand their business lines and strengthen their market presence, resulting in a trend of industry consolidation in Singapore’s food catering sector.

While some new entrants have penetrated the market by aggressively expanding their online presence and providing specialized services for distinct customer segments, the market expansion is limited by limited business opportunities. To gain a position in a highly competitive market, competitors must demonstrate strengths including i) high-quality food offerings and food safety, ii) brand recognition and reputation, iii) diversity and adaptability, and strong operational capability, etc.

Nature and Factors of Market Competition

Incorporation of ESG. There is increasing importance placed on businesses operating in an ethical and environmentally friendly way. Consumers now take into account a company’s social and environmental impact when deciding where to spend their money, such as for catering services. Those organizations that can clearly show their dedication to social and governance standards gain a competitive edge in attracting new customers and keeping existing ones engaged. By embracing responsible practices, catering companies have an opportunity to distinguish themselves from rivals in a crowded marketplace. Implementing sustainable resource use, waste management programs, and supporting social causes enables businesses to construct a reputation as a good corporate citizen. Gaining trust among ecologically and socially aware consumers through a strong commitment to ESG performance can result in an expanded customer base and greater brand loyalty over time.

Brand Awareness and Good Reputation. Established players have focused on building a strong brand and cultivating an excellent reputation since their establishment of market presence to provide high quality, hygienic and delicious meals at affordable prices to various types of downstream customers. Through consistently delivering great food and service over the years, competent industry players have built up loyal customers with proven track records. Maintaining and enhancing their brand is a constant priority to cement their status as leaders in the industry.

Technology Advancement. Technology advancement is another factor of competition in catering services industry in Singapore. Automation technology, such as kitchen robots, smart ovens, and sous vide machines, can enhance food production efficiency and consistency. This technology assists in precise cooking, portion control, and recipe standardization, reducing the margin of error and enhancing overall quality. Some catering services providers utilize technology for inventory management, ensuring optimal stock levels, reducing waste, and minimizing costs.

Strong Operational Capability. In order to serve a high volume of workers efficiently, catering companies must have robust operational processes to handle procurement of ingredients, food preparation, packaging, delivery logistics, and waste management. They need to optimize kitchen workflows, leverage technology to track orders and deliveries, work with suppliers to ensure consistent ingredient quality at good prices. Operational efficiency also depends on economies of scale, so companies need to prepare meals in large quantities while still meeting high standards of food quality, variety, and safety. With strong operational capability, catering companies can deliver a reliable, affordable and pleasant meal experience for their corporate clients and industrial customers.

Entry Barriers

Difficulties obtaining licensing and permit. Catering businesses in Singapore require licenses and permits to operate, including business licenses, food licenses, and health department permits. For instance, Food Retail Licences and Food Shop and Supermarket Licence are required for selling or distributing prepared food which is issued by the Singapore Food Agency. Fire Safety Certificate is needed should our company operate a kitchen facility which is administered by the Singapore Civil Defence Force. Obtaining these licenses can be difficult for new entrants due to complex application processes and costs. This can deter some new caterers from entering the market. See “Regulatory Environment” below.

Initial Capital Investment and Operating Cost. High initial startup costs are required to establish catering services business, generally including operating expenses such as licensing and compliance, rent, equipment, labor, insurance, electricity, water, and the procurement of raw materials. The investment is substantial but also scalable based on the specific catering services offered. Proper financial planning and budget management are essential when starting any new catering operation.

High Quality Food Offerings and Food Safety. In Singapore’s catering sector, ensuring excellent food quality and safety standards is crucial for business achievement and satisfying customers. Catering firms that devote resources into superior ingredients, robust cleanliness controls and strict adherence to food regulations will be able to gain a competitive edge through strong customer trust and loyalty. By establishing a culture throughout all operations that prioritizes food safety and quality above all else, caterers can provide nutritious and tasty meals with guarantees of freshness and hygiene. This holistic focus on culinary excellence allows them to meet the needs of discerning patrons focused on health, wellness and safety. Ultimately, catering businesses in Singapore that center their key priorities around delivering high quality fare and stringent food safety practices will have a competitive edge in the industry.

Proven track record and experience. Catering requires specific skills and experience in areas like food preparation, menu planning, operational management, and client satisfaction. While established industry players are proficient in the whole serving process including the operational flow, customer relationship management and supply chain management, new entrants without strong experience may struggle with the learning curve and result in challenges in regard to cost control and operational efficiency, which could be substantial discouraging factor for some entrepreneurs from starting a catering business.

Variety and Flexibility. Food catering companies are required to provide ample variety and flexibility in their meal options and services to satisfy diverse customer needs. Offering a wide range of cuisines, such as Chinese and Malay to Indian and Western, ensures variety and prevent menu fatigue. Providing options for special diets like vegetarian, Halal or gluten-free also caters to specific customer segments. Besides meal types, having flexibility in portion sizes and combo sets allows customers to choose packages that suit their appetites and budgets.

BUSINESS OPERATIONS

Overview

We are a certified Halal food caterer specializing in Indian, Bangladesh and Chinese cuisine, which means food prepared in accordance with the dietary standards as prescribed in the Muslim scripture, the Quran or otherwide permissible for eating by Islamic law. We have over 11 years of experience in the catering services industry in Singapore. Mr. Gao, our founder, Executive Director and Chief Executive Officer, is a veteran in the catering industry. Adopting the motto “Your Welfare Is Our Top Priority”, Mr. Gao set up the Central Kitchen in 2012 under the brand “Premium Catering” to supply prepared meals to foreign construction workers (whether individually or through the construction companies that employ them) in Singapore based upon a budget provided by customers, or “budget prepared meals”. Over 11 years, we have expanded and diversified our business to (i) supply budget prepared meals to a wider spectrum of customers, including, among others, foreign workers, students and other individuals residing in dormitories as well as foreign workers working in the construction, marine and manufacturing industries; (ii) operate a Food Stall in a canteen of a dormitory in a new location or any other suitable location as determined by management; and (iii) provide buffet catering services for private functions as well as corporate and community events in Singapore. We also provide ancillary delivery services. As at June 30, 2024, we have a Central Kitchen and employ approximately 40 employees supported by a fleet of four delivery vans.

We endeavor to leverage our successful track record, our brand image and the experience of our management team to embark on an expansion plan to increase our market share in the catering services industry in Singapore through automation, increasing the number of food stalls we operate as well as actively promoting our services.

Our Business Model

Our principal business activity is food catering. We are licensed by the SFA to operate the Central Kitchen as a catering establishment and the Food Stall as a retail food establishment. As of the date of this Annual Report, the Food Stall has been closed. Management is currently analyzing suitable locations for the continuation and establishment of a new Food Stall. We are also registered with SFA to import processed food products and food appliances. Our Central Kitchen is certified by the Majlis Ugama Islam Singapura (the “MUIS”) to be a food establishment that produces Halal food.

We specialize in Indian, Bangladesh and Chinese cuisine and all our food products are Halal food which are permissible for consumption by Muslims to consume. Over half of our food products are Indian food. In order to ensure our food products are authentic, all our chefs are native Indian, Bangladesh or Chinese. We generally work on a standardized menu and we have the discretion to make changes to such menus due to seasonality and availability of ingredients. Upon the request of our customers, we can also customize menus and/or prepare special orders for them. We endeavor to provide one-stop solutions to our customers. As such, we also manage delivery/collection, food warming services (namely Smart Incubator for budget prepared meals and warming trays for buffet) and/or provide disposable dinnerware for our customers.

Due to the nature of our business, we generally operate throughout the year and only close for Deepavali day (a Hindu festival). For customers who have signed contracts for budget prepared meals with us, we generally require them to pay a deposit equivalent to one-month’s orders (unless they agree to pay in advance) and invoice them on a monthly basis. We generally allow a credit period of up to 30 to 60 days for corporate customers. For all other catering services, including one-off bulk orders of budget prepared meals and buffets, we generally require our customers to pay in advance. The following is a breakdown of our revenue in the financial years ended June 30, 2023 and 2024 based on the nature of our business activities:

	Financial Years ended June 30,
	2023		2024
	S$’000%		S$’000%

Supply of budget prepared meals	4,961	95.2	4,759	92.2
Operation of Food Stall	236	4.5	351	6.8
Buffet catering services	15	0.3	49	1.0
Ancillary delivery services	2	-	5	-

Total	5,214	100.0	5,164	100.0

Supply of budget prepared meals

Singapore is dependent on foreign workers as a source of low-cost labor. We supply a re-packed meal, which is customized in different budgets, also known as “budget prepared meals” to foreign workers in Singapore. As of December 2022, the total foreign workforce in Singapore amounted to approximately 1.4 million people (accounted for approximately 25.1% of the total population in Singapore), of which approximately 0.4 million were from the construction, marine and processing sectors (accounted for approximately 7.4% of the total population in Singapore). The foreign workers generally reside in dormitories and work very long hours with relatively low pay. Although there are cooking facilities in dormitories, they do not have refrigerators., Foreign workers would have to buy fresh food each day if they were to cook their own meals. With their welfare in mind, we design tasty and nutritious monthly prepared meal packages where we supply and deliver prepared meals to them three times a day (namely breakfast, lunch and dinner) at budget prices in the range of S$110 to S$150 per month, depending on the volume ordered and whether they would utilize our Smart Incubators. We also cater to customers who want customized orders (such as only one or two meals per day) and special one-off bulk orders.

We have designed four standard seven-day menus with three meals a day for these budget prepared meals. These three prepared meals include a choice of Indian (one vegetarian and one non-vegetarian and customers are free to order a mixture of these two menus to cater to their religious dietary requirements), one Bangladesh and one Chinese meals. These budget prepared meals are generally packed in disposable bento boxes with two to three types of dishes for breakfast and three to four types of dishes for each of lunch and dinner. We endeavor to provide a balanced diet to our customers with staple food and other nutritious food such as fish/meat/eggs (or vegetable protein for vegetarian meals, such as bean curd) and vegetables.

During the COVID-19 pandemic, there was limited access to foreign workers’ dormitories and hence a lot of food deliveries from caterers were left in metal or plastic containers outside dormitories which might be tampered by stray animals and rodents, infested by pests and/or stolen by others. Food poisoning can also occur if the food products are left at room temperature for an extended period of time. We introduced Smart Incubators in 2019 to ensure that our budget prepared meals are delivered to our customers in a secure, hygienic and contactless way. The built-in heating system of our Smart Incubator can maintain its internal temperature at a food-safe level of approximately 140 °F as mandated by the SFA to prevent food contamination and to keep food warm until the customers collect them at a convenient time. The LED lighting system of our Smart Incubator also facilitates our customers to find their designated compartment in the Smart Incubator, especially in a dark environment.

We will install a Smart Incubator at a designated dormitory or work site if there is a minimum cumulative order of 60 prepared meal packages with Smart Incubator services. Customers who have ordered prepared meal packages with Smart Incubator services would be issued an access card and assigned a designated compartment in the Smart Incubator which has an automatic door with magnetic door lock. When our customer enters his compartment number at the keypad and scans the access card at the reader, the automatic door of the designated compartment will be opened for such customer to collect his prepared meal and the compartment will be automatically locked when the compartment door is closed. To the best knowledge and belief of our Directors having made due enquiries, we are the pioneer and only caterer in Singapore offering this Smart Incubator service to customers. As of June 30, 2024, we had installed approximately 40 Smart Incubators in dormitories and work sites in Singapore. The following are pictures of our Smart Incubator, Chinese prepared meal and Indian prepared meal:

We generally require our monthly prepared meal packages customers to sign a minimum of a one-year contract with us, which can be terminated after such one year period with one-month notice. As of June 30, 2024, we supply approximately 15,000 budget prepared meals per day respectively.

Operation of Food Stall

We set up the Food Stall in a canteen of a dormitory at Stall 1 (#01-K4), JTK Food and Beer House, located at 11A Jalan Tukang Road, #01-K3, Singapore 619267 in September 2022 as an attempt to diversify our catering business to the operation of a retail food establishment. Our Food Stall was licensed by the SFA to operate as a retail food establishment and we sold Indian Halal food at the Food Stall. The gross floor area of our Food Stall was approximately eight square meters. It had a small kitchen area with a serving counter equipped with warming trays. The following are pictures of our Food Stall:

Our Food Stall served a standard Indian menu with nine main dishes and eight types of snacks for takeaway orders which can be consumed at the dormitory’s canteen. The price range of these dishes was from S$1 to S$6 and we only took cash or electronic payments at the Food Stall. All the food served at our Food Stall was prepared and cooked at our Central Kitchen, with the exception of five types of snacks which were cooked fresh by an Indian chef at the Food Stall with the processed ingredients provided by our Central Kitchen. Our Food Stall operated from 04:30 to 08:00, 10:30 to 13:30 and 16:30 to 23:30 daily with the exception of Deepavali day (a Hindu festival). It had been graded B by the National Environmental Agency of Singapore (the “NEA”) for overall hygiene, cleanliness and housekeeping under the Food Establishments Grading Scheme 1997.

As of the date of this Annual Report, the lease for our Food Stall located on Tukang Road expired by its terms and the Food Stall subsequently closed. Management is analyzing and determining suitable alternatives for the continuation and establishment of the Food Stall at a different location. The Directors intend to establish the Food Stall with the same lease parameters discussed above and to continue it’s licensing by the SFA to serve Indian Halal food.

Buffet catering services

After we moved into a larger Central Kitchen in December 2022, we started offering buffet catering services for private functions as well as corporate and community events. We have designed three standard buffet menus, two offering Chinese cuisine and one offering Indian/Bangladesh cuisine, at the price of approximately S$15 to S$22 per head with a minimum order for 30 people. These standard menus include six to nine dishes, a dessert and a fruit drink. We also introduce certain festive buffet menus and we can prepare customized menus at the request of our customers. The cost of the buffet includes the rental of warming trays, serving table, serving wares and table cloth as well as disposable dinnerware and serviettes. We require our customers to confirm and pay for the buffet order at least three days before the scheduled delivery date. The following is a picture of our Chinese buffet:

Ancillary delivery services

We offer delivery services for one-off bulk orders of budget prepared meals and buffets at a fee ranging from S$80 to S$100 per order.

Our Central Kitchen

Our Central Kitchen is the heart of our business and it is located at 21 Chin Bee Avenue, Singapore 619942. We moved into this new location in December 2022 to facilitate our expansion. It is a three- story building with gross floor area of approximately 1,611.5 square meters, of which:

(i)	approximately 1,165.9 square meters is used as an industrial area, comprising an Indian food cooking area, a Bangladesh food cooking area, a Chinese food cooking area, a rice cooking area, a holding area, a food packing area, two wash areas, a vegetable preparation room, a meat preparation room, a freezer room, a chiller room, a dry storage and two production areas;

(ii)	approximately 147.8 square meters is used as ancillary office for our head office operations; and

(iii)	approximately 297.8 square meters is used as ancillary area, such as goods lift, changing room and lavatories.

We have entered into a five-year lease with the landlord of the Central Kitchen with LRS-Premium Pte. Ltd., an entity related party to Mr. Gao, that renovated and equipped the Central Kitchen to suit our needs. The following are pictures showing our chefs cooking and our packers packing our food products in our Central Kitchen:

Our Central Kitchen is licensed by the SFA to operate as a catering establishment and certified by the MUIS to be a food establishment that produces Halal food which is permissible for Muslim to consume. It operates 24 hours daily throughout the year (with the exception of Deepavali day, a Hindu festival) and each work day is divided into two shifts with the day shift from 00:00 to 12:00 and the night shift from 12:00 to 24:00. Our Central Kitchen is equipped with a number of semi-automated equipment, such as vegetable cutters and two-in-one washing and slicing machines, to assist with washing and processing of ingredients to increase the efficiency of our Central Kitchen.

Our Operation Manager is in charge of the day-to-day operations of our Central Kitchen with the help of an assistant operation manager, a day shift supervisor and a night shift supervisor. Our assistant operation manager is responsible for keeping a master register of all customer orders and internal orders from the Food Stall while it was operational, planning the resources required to fulfill such customer orders and internal orders as well as the daily delivery schedule. Our supervisors are responsible for ensuring that our customer orders are prepared as per schedule, conducting sample tasting of our food products to ensure they meet our quality standard before they are packed and delivered to our customers and coordinating the loading of our food products to the relevant delivery vans.

Operations of our Central Kitchen

As we engage in various types of food catering activities, it is essential that we properly organize and coordinate our business processes at the Central Kitchen to streamline our workflow and daily operations.

Our services and menu offerings

As at the date of this Annual Report, we generally cater for budget prepared meals for foreign workers, buffets and the food products offered at our Food Stall (which subsequently has been closed), and we generally work on standardized menus. All our food products are Halal and we can also cater to vegetarians. The set up of our Central Kitchen and our experienced operation team (in particular the native Indian, Bangladesh and Chinese chefs, the purchase and administrative executive and our in-house delivery team) enable us to work on customized menus or special orders as well as to embark on other types of catering arrangements.

We understand customers’ tastes and preferences are ever-changing. In order to retain our customers, our native chefs endeavor to refine our ethnic standard menus regularly in response to changing food trends, tastes and preferences of customers based off the feedback from our customers received through our sales and marketing staff. They also adjust our menus due to operational and other seasonal factors, availability of ingredients and fluctuation in food costs. The responsible native chefs will develop the sample dishes for tasting and approval by Mr. Gao, our Executive Director and Chief Executive Officer, and our Operation Manager before any changes are made to the standard menus. Once the sample dishes are approved, our sales and marketing team will update the menus on our corporate website.

Customer and orders management

Our sales and marketing team is responsible for customer sourcing and management and they group customers by four main routes to facilitate planning of delivery schedule. They work closely with our customers to understand and address their needs, take orders from them and resolve complaints from them. When there is a customer complaint in relation to the quality of our food products or services, they would investigate and resolve the matter promptly as well as report to our Operation Manager details of each complaint and how the complaint was handled. Our catering operations department then maintains and updates the complaint log for record and for future training purposes.

All new orders of budget prepared meals and buffets must be made at least three days in advance. Our sales and marketing team consolidates the customer orders on a daily basis and by 18:00 each day, they forward the updated order list to the assistant operation manager to update his order register and our accounts department to issue the relevant invoices (if required) to the customers. When operational, the native Indian chef previously based at the Food Stall also forwarded his order for food products and processed ingredients for the next business day and his forecast for each of the six days thereafter to the assistant operation manager by 18:00 on a daily basis. Our assistant operation manager, who is in charge of keeping a master register of all customer orders and internal orders from the then operational Food Stall, planned the resources required to fulfill such customer orders and internal orders as well as the daily delivery schedule. After he updated his master order register with the order information received from the sales and marketing team and the then existing Food Stall each day, he circulates details of the daily customer orders and internal orders for the next seven days to the purchase and administrative executive, the two supervisors in the catering operations department and the three native Indian, Bangladesh and Chinese chefs who are based in the Central Kitchen so that they can plan for procurement and the kitchen work schedule accordingly. He will also send the delivery schedule for the next business day to our in-house delivery team and where appropriate, order delivery services from third-party vendors in order to fulfill all the committed customer orders and internal orders for the next business day.

Procurement, delivery and acceptance

Our Central Kitchen is responsible for the procurement of ingredients and other supplies for its operations and for the Food Stall. The purchase and administrative executive is responsible for the procurement based on details of the up-to-date daily customer orders and internal orders for the week supplied by the assistant operation manager on a daily basis. Every Monday and Thursday morning, she inspects the inventory level of the ingredients and other supplies stored in our Central Kitchen with our Operation Manager and the daytime supervisor and they will discuss the quality and quantity of the ingredients and other supplies needed in order to fulfill the customer orders and internal orders in the pipeline. After such meeting, the purchase and administrative executive will contact the relevant suppliers on our list of approved suppliers to compare prices and order the replenishments. All purchase orders have to be counter-signed by our Operation Manager before they are submitted to the relevant suppliers and stock replenishment delivery will generally be made the next day.

When deliveries are made to the Central Kitchen by our suppliers, our purchase and administrative executive will check (i) the brand, type, quantity and quality of the deliveries against the invoices or purchase orders; and (ii) the expiry date and condition of the ingredients (including their texture, temperature, smell, packaging, color and overall appearance) to make sure there are no signs of food contamination, before accepting the deliveries. If the delivered items fail to meet our quality control standards, we will return them to our suppliers and such incident would also be reported to our Operation Manager for her to determine whether any follow-up work is required, including whether such supplier should be removed from our list of approved suppliers, whether we should arrange for a replacement of the items or obtain a refund from such supplier and whether we should order from another approved supplier instead.

Apart from ordering from suppliers in our list of approved suppliers, our purchase and administrative executive also visits local wholesale centers approximately two times a week with our Company driver to purchase fresh ingredients.

We generally settle payments to our suppliers on a monthly basis. After accepting the deliveries made by our suppliers, our suppliers’ invoices will be sent to our Operation Manager for checking against the monthly statements issued by our suppliers. Our accounts department will also check such monthly statements and reconcile them against our payment records.

Selection of suppliers

Our suppliers are selected based on the following criteria (i) their capacity and business operations; (ii) the quality and stability in the supply of the products or services offered; (iii) their overall reputation; (iv) the pricing of the products or services quoted; (v) general supply terms and conditions, such as minimum order quantities, payment terms, delivery schedules and discounts offered; (vi) compliance with all relevant quality standards imposed by regulatory authorities; and (vii) meeting our quality control standards covering transportation and storage of ingredients and other supplies.

Our purchase and administrative executive is in charge of maintaining our list of approved suppliers and there are approximately 70 approved suppliers from whom we source our ingredients and other supplies and we have at least three suppliers for each major category of ingredients. Prior to issuing a purchase order to a supplier, we would compare price quotations from other approved suppliers to ensure cost efficiency. Our purchase and administrative executive reviews the list regularly and may remove a supplier from the list if it fails to meet our selection criteria listed above during the review. Our Directors consider that it is generally not difficult to replace our existing suppliers given there are plenty of alternative suppliers for the same ingredients available in the market.

Inventory management and storage

Our purchases mainly consist of ingredients. In general, our purchase and administrative executive maintains records of our purchases and monitors the inventory of ingredients stored at our Central Kitchen, which enables us to keep track of the items purchased, the quantity purchased as well as the movement of the purchase price of such items.

We purchase perishable items such as fresh ingredients as well as non-perishable items such as frozen food, dried food, canned food, beverages, packaging materials, bento boxes and other kitchen equipment for our operations. We implement an inventory control system based on the type of ingredients and other supplies, the level of consumption and the price of the item. We have also internally set the following maximum shelf life for different types of ingredients that are commonly used in our restaurants:

Maximum shelf-life	Day

Fresh and chilled meat/seafood	1-3
Frozen food	7-60
Vegetables	1-3

Our inventory is managed on a first-in-first-out basis. We keep a minimal but sufficient level of perishable ingredients to reduce wastage, ensure freshness and quality of food and avoid excessive inventory being built up. For non-perishable items, we maintain an adequate level of inventory based on operational needs and replenish them on a regular basis. All the staff in our Central Kitchen are required to strictly observe the above guidelines in inventory management. Our inventory in our Central Kitchen is inspected daily by the supervisors to prevent overstocking and wastage. Certain unused perishable ingredients (such as vegetables) which have exceeded their maximum shelf life will be disposed immediately after such daily inspection.

After checking the deliveries from our suppliers based on the guidelines set out in the paragraph headed “Operations of our Central Kitchen – Procurement, delivery and acceptance” above, we will store them in accordance with (i) the instructions printed on the product labels; (ii) the instructions from suppliers (if applicable); and (iii) our internal guidelines on storage methods and the appropriate temperature for storage. Based on our internal guidelines, due to the different nature of the inventories stored in our Central Kitchen, they are being stored in different areas to preserve their freshness and prevent cross contamination. Non-perishable items which include rice, flour, condiments, canned food, packaging materials, bento boxes, kitchen equipment and utensils, are usually stored at room temperature in the storage areas. Perishable ingredients are stored in the chiller room and the freezer room with different temperature settings to preserve their freshness. These guidelines generally comply with the Environmental Public Health (Food Hygiene) Regulations (the “EPHR”) of Singapore.

Our Central Kitchen staff performs regular checks on (i) our storage facilities to ensure their conditions (such as temperature and moisture level) are properly maintained; and (ii) the stored ingredients to ensure that they remain fresh and are of edible quality and have not passed the quality assurance period. As a matter of internal control, we also perform regular stock count for a majority of the inventory stored at our Central Kitchen to ensure our records are accurate and up-to-date.

Preparation of food products/processed ingredients for delivery

We have a set of internal guidelines on food preparation which cover the recipes of our food products, the operational procedures for preparation of food and the quality standard required for our food products. These guidelines generally comply with the EPHR. The supervisors of our Central Kitchen are responsible for supervising and monitoring the food preparation process and ensuring that all our kitchen staff strictly comply with these internal guidelines in order to control and standardize the quality, flavor, presentation and hygiene of our food products/processed ingredients.

We have implemented operational procedures to ensure freshness of food products delivered to our customers at their nominated timeframes. Most importantly, we group all our customers by four major delivery routes and their delivery times are evenly spread out over each mealtime. By planning our customer orders carefully, we are able to plan our production workflow (which includes our kitchen assistants washing and preparing the ingredients, our chefs cooking the food products, our packers packing the food products, our supervisor in charge of testing/inspecting the food products and the delivery of food products) effectively to ensure that we can fulfill all these customer orders in an organized, seamless and timely manner. All our food products are time-stamped as per the requirement of the SFA and we generally advise our customers to consume the food products within four hours after they were first prepared for consumption.

At the beginning of each shift, the supervisor in charge will inspect the hygienic condition of our Central Kitchen and brief the chefs, assistant chefs, machine operator, kitchen assistants and packers for the orders that they have to fulfill for that shift and give them specific instructions for their duties as well as to discuss food handling and personal hygiene matters and customers’ feedback with them. The supervisor in charge will ensure that all food orders/processed ingredients are prepared and packed as per schedule and conduct random tasting of our food products to ensure that they meet our internal quality standard before they are packed. He will also check the packaging of our food products/processed ingredients before they are being loaded to the delivery vans.

Delivery and distribution of food products/processed ingredients

We generally provide free delivery service within Singapore to the customers who order our budget prepared meal packages. We charge delivery fees ranging from S$80 to S$100 for one-off bulk orders of budget prepared meals and buffets. We have a fleet of five delivery vans with four experienced drivers (one full-time employee and three contracted drivers) to deliver our food products to customers as well as delivery of food products and processed ingredients to our Food Stall. When in need, we also use the delivery services of third-party vendors to supplement our in-house delivery services. We generally agree with our customers to deliver within a time frame to allow for some buffer and our contracts generally provide that we are not liable for delays due to bad weather, traffic conditions or other unforeseen circumstances.

Delivery is normally made to the designated venues nominated by our customers and our in-house drivers would check all the food products loaded onto the delivery vans against the delivery orders before they leave our Central Kitchen for delivery. In cases where our customers have subscribed for the services of our Smart Incubators, the budget prepared meals would be delivered to the designated compartments of our Smart Incubators. For customers who ordered our buffets, we will stage the buffets for them at the designated venues with tablecloth, warming trays, serving utensils and disposable dinnerware and we will also clean up the buffet after consumption.

All deliveries from our Central Kitchen to our Food Stall were generally made before the opening hours of our Food Stall so that our staff at the Food Stall would have time to sort, store and prepare the food products for serving.

Cash management and settlement

For customers who have signed contracts for budget prepared meals with us, we generally require them to pay a deposit equivalent to one-month’s orders (unless they agree to pay in advance) and invoice them on a monthly basis, and we generally allow a credit period of up to 30 to 60 days for corporate customers. For all other catering services, including one-off bulk orders of budget prepared meals and buffets and the associated delivery fees, we generally invoice our customers immediately and require them to pay in advance. Payments are generally made in cash, by cheque or bank transfer. For sales at our Food Stall, our customers settled by cash or electronic payment at the time of purchase.

To prevent fraud and misappropriation of the cash collected at our Food Stall, our cashier at the Food Stall would pass the summary sales records generated from our cash register as well as all the cash received and all the electronic receipts to our Operation Manager to conduct a reconciliation of the summary sales records with the cash received and the electronic receipts on a daily basis. If no error is found, our Operation Manager instructs the assistant operation manager to deposit the cash in our bank account and pass the summary sales records together with the bank deposit slip and the electronic payment receipts to our accounts department for them to do the bookkeeping and verify our bank records on a weekly basis. We adopt similar control procedures for the cash received by our sales and marketing department from the operations of our Central Kitchen. During the years ended June 30, 2023 and 2024, we have not experienced any material cash misappropriation.

Our sales and marketing department is responsible for monitoring consumer payments. In the event of an overdue payment from our customers, our sales and marketing department would negotiate a fair and reasonable payment schedule with the defaulting customer. As of June 30, 2023 and 2024, our allowance for bad and doubtful debts was approximately S$2,429 and S$209,745 respectively.

Cost control

We monitor our overall ingredient costs closely and adjust our pricing at the beginning of each calendar year with reference to our sales and profit margin in the previous year as well as the prevailing market prices of ingredients and other supplies. In order to ensure that our purchase price is competitive, we generally obtain price quotations from at least three approved suppliers for each major category of ingredients for comparison. We also closely monitor our inventory level, especially for perishable ingredients, to prevent excessive accumulation or obsolescence of inventory to minimize wastage.

In order to keep track of our operating costs, our Executive Directors review the monthly management accounts to ensure that there are no unusual fluctuations in costs and expenses. They also review the monthly gross profit margin of each type of our revenue stream so that they could react promptly to any material deviation from our target profit margin.

If our existing suppliers increase the price of the ingredients they supply to us, we will try to mitigate any potential adverse impact on our financial performance by (i) searching for alternative suppliers which can offer the same or similar ingredients but at a lower or comparable price; (ii) reviewing and adjusting our menu offerings to see if we can reduce the use of such ingredients; and (iii) depending on the demand for such items and the general economic conditions, passing on all or part of the price increase to our customers.

Quality control

We endeavor to serve tasty and nutritious freshly made ethnical Halal food to our customers and provide good customer service to our customers to address their specific needs. We attribute our success partly to our adherence to stringent quality control through implementing a set of internal operating procedures that generally comply with the EPHR, covering procurement, delivery and acceptance of ingredients, selection of suppliers, inventory management and storage of ingredients as well as various quality control procedures covering all aspects of our operations to ensure food safety (which includes food preparation, handling, cooking, packing, delivery and distribution processes), quality of our food products and good customer services which have been detailed in the paragraphs under the heading “Operations of our Central Kitchen” above.

Our Operation Manager regularly visits our Central Kitchen and Food Stall when it was operational to check on our food quality, customer service (where applicable) and hygiene, and to ensure that our Central Kitchen and Food Stall comply with our internal operating procedures. Our assistant operation manager also carries out regular spot checks on food safety and quality as well as kitchen hygiene and the cleaning records maintained at our Central Kitchen and Food Stall on a daily basis. If any issue is detected during a surprise spot check, our assistant operation manager would interview the relevant supervisor in charge and handling employees and suggest the appropriate remedial actions to be taken to resolve the issue. We maintain written records of the results of such spot checks for future reference.

We believe that it is essential that our staff is proficient at their respective roles for the success of our Group. As such, we ensure that our staff is provided with proper training to be equipped with the relevant skills and knowledge to operate at their optimal level. Newly recruited staff is required to undergo on-the-job training by senior staff to ensure that the new staff understands and complies with our internal operating procedures.

We also consider the collection of customer feedback an important element of our quality control. Our sales and marketing department collects feedback from our customers through its dealings with our customers and identifies major issues from this feedback. Our Executive Directors and Operation Manager will discuss these major issues and address them with the relevant supervisor in charge with a view to improving the overall operations and financial performance of our Company. During the years ended June 30, 2023 and 2024, we did not receive any material customer complaint nor were we subject to any investigation by the SFA or any other Singapore government authorities.

Halal certification control

Our Central Kitchen is certified by the MUIS to be a food establishment that produces Halal food which is permissible for Muslim to consume. To comply with the requirements of MUIS, we have implemented operational procedures to ensure that the sourcing of raw ingredients, handling and processing of raw ingredients and cooking and storage of food products are consistent with the requirements of Islamic laws.

Hygiene control

Our Operation Manager is our designated Food Hygiene Officer for our Central Kitchen and Food Stall when it was operational as required under the Food Hygiene Officer Scheme introduced by the SFA. The Food and Beverage Workforce Skills Qualification (the “WSQ”) system was launched on July 12, 2006 by SkillsFuture Singapore as the national qualifications system for the food and beverage industry. Our Operation Manager has passed the WSQ Food Safety Course Level 3 and she is responsible for (i) implementing systems and conducting checks to ensure our food handlers practice both food and personal hygiene when handling food; (ii) educating and reminding our food handlers to be hygienic in food preparation; and (iii) identifying lapses in food hygiene practices and correcting such lapses in a swift manner. All our food handlers at our Central Kitchen and Food Stall, including chefs, assistant chefs, machine operator, kitchen assistants and packers, have passed WSQ Food Safety Course Level 1, which equipped them with knowledge and skills on good personal hygiene, use of safe ingredients, proper handling and storage of food and maintenance of cleanliness of equipment and premises.

Our Central Kitchen is divided into different sections for handling different work, such as washing, chopping, cutting, vegetable preparation, meat preparation, production, cooking, holding of cooked food, food packing and cleaning. Our supervisor in charge in each shift assigns kitchen staff to work in these different sections. Such division of work prevents cross contamination between raw and cooked food.

All our staff working at our Central Kitchen, including chefs, assistant chefs, machine operator, kitchen assistants and packers, are required to practice good personal hygiene and to wear our Company uniform, non-slippery foot wear, disposal gloves, face masks and hair nets at all time when working at our Central Kitchen and visitors are not allowed to enter our Central Kitchen unless they wear non-slippery footwear and face masks. To maintain a hygienic environment in our Central Kitchen and Food Stall, the floors, equipment and preparation surfaces are cleaned and sanitized on a daily basis while cleaning of walls, fans and air-conditioners takes place four times a week. The pipes in our Central Kitchen are cleaned on a monthly basis and we apply pipe cleaning chemicals to the pipes every three months. We also engage pest control companies to assist us with pest control in our Central Kitchen and Food Stall. We cover all waste containers in our Central Kitchen and Food Stall with lids and keep them away from food serving areas. All our food handlers are requested to maintain a high standard of personal hygiene and cleanliness pursuant to our internal guidelines.

We care about food safety. As such, we typically time-stamp all our food products and require our customers to consume our food products within four hours after they were first prepared for consumption in accordance with the requirements of the EPHR.

Work Safety

We strive to maintain a safe working environment and minimize workplace accidents and injuries through implementing a set of stringent work safety measures and control. Our safety handbook sets out our work safety policies and measures as adopted at our Central Kitchen and Food Stall and the procedures for handling accidents. All our staff are also required to undergo training in the work safety policies and measures detailed in the safety handbook as well as first aid training in order to acquire the essential skills to respond to emergencies. Our Directors believe that our safety measures and precautions help to reduce the number of work-related injuries of our staff and are adequate and effective to prevent serious work injuries. During the years ended June 30, 2023 and 2024, we did not record any material incident of work injuries nor were there any claims in relation to work injuries.

Competitive Landscape of the Catering Services Industry in Singapore

The catering service industry in Singapore is highly competitive with many players ranging from small local independent operators to large multinational companies. According to the Singapore Department of Statistics, there were over 750 catering establishments in 2022. As consumers in the catering services industry are typically less loyal due to low switching costs, the catering services industry in Singapore has become more fragmented with no dominant player. The bigger players have tried to expand their business and strengthen their market presence through acquisition and it is expected that the trend of consolidation will continue in the future. The competitiveness of a market player will depend on (i) the quality of its food products and food safety; (ii) its brand recognition and reputation; (iii) its diversity and adaptability; and (iv) its operational capability.

Our Competitive Strengths

Strong brand recognition in the catering services industry in Singapore

We provide catering services under the brand name “Premium Catering” in Singapore. With over 11 years of successful track record, our Directors believe that we have built our “Premium Catering” brand name to represent tasty and nutritious budget prepared ethnic meals with an authentic taste for foreign workers in Singapore. Our Directors also believe that our ability to cater for authentic, Bangladesh and Chinese Halal food at budget/affordable pricing gives us a competitive advantage because it is uncommon in the catering services industry in Singapore. Leveraging on our successful track record, our brand image and the experience of our management team, we have diversified our catering services to provide buffet catering services as well as retail sale in a dormitory canteen.

Our Directors believe that our proven track record and strong brand recognition have enabled us to attract and retain potential suppliers, customers and employees, which will give us a competitive advantage to compete for strategic locations for the proposed re-location of our Food Stall and any new food stalls and to negotiate for more favorable terms with our landlords and suppliers. All these are crucial to our current operations as well as our planned expansion plans.

Our strong commitment to quality of our food and services and food safety

We adopt the motto “Your Welfare Is Our Top Priority” and it is in this spirit that Mr. Gao set up the Central Kitchen in 2012 under the brand “Premium Catering” to supply and deliver tasty and nutritious budget prepared meals to foreign construction workers (whether individually or through the construction companies that employ them) three times a day in Singapore. We are a customer-oriented Group as we always have the welfare of our customers in mind. We endeavor to provide a balanced diet to our customers with staple food and other nutritious food such as fish/meat/eggs (or vegetable protein for vegetarian meals, such as bean curd) and vegetables. We are certified by the MUIS to be a food establishment that produces Halal food which is suitable for consumption by Muslims. We have hired native Indian, Bangladesh and Chinese chefs to design and prepare budget prepared meals, buffets and other food products for our customers at budget/affordable pricing. To the best knowledge and belief of our Directors having made due enquiries, we are the pioneer and the only caterer in Singapore to offer premium hi-tech delivery services through Smart Incubators, which ensure our budget prepared meals are delivered to our customers in a secured, hygienic and contactless way and the prepared meals would be stored at a food-safe temperature of approximately 140 °F as mandated by the SFA to prevent food contamination and to keep food warm until the customers collect them at a convenient time. In recognition of our efforts in improving foreign workers’ welfare in Singapore, the MOM has issued a certificate of appreciation to us in 2022.

We believe that we can only retain our customers if we offer them fresh, tasty and nutritious food at budget/affordable pricing and hence we would attribute our success partly to our strong commitment to food quality. We endeavor to use fresh ingredients as much as possible. In order to ensure the quality of the ingredients used in our Central Kitchen and Food Stall, we have stringent selection criteria for choosing suppliers of ingredients, and we also have stringent internal quality control measures and management systems for the operation of our Central Kitchen and Food Stall to ensure food safety, quality of our food products and good customer services. Please see “Quality control” and “Hygiene control” above for details.

We deploy an efficient and standardized management system

We believe our standardized operations and efficient management system have enabled us to control our operation costs, maximize profitability, achieve economies of scale, ensure quality control and establish a scalable business model, as evidenced by our growth to date. Our standardized and efficient operations primarily consist of the following aspects:

●	Central Kitchen: We are a certified Halal food caterer specializing in Indian, Bangladesh and Chinese cuisine. Our Central Kitchen has been set up with an Indian food cooking area, a Bangladesh food cooking area, a Chinese food cooking area, a rice cooking area, holding area, food packing area, two wash areas, a vegetable preparation room, a meat preparation room, a freezer room, a chiller room, a dry storage and two production areas. With this set up and an experienced operation team, comprising two native Indian chefs, one native Bangladesh chef, one native Chinese chef, two assistant chefs and other supporting kitchen assistants and packers as well as a purchase and administrative executive to manage procurement and our in-house delivery team, we can cater for budget prepared meals, buffets or our Food Stall when operational as well as consistently deliver a variety of tasty and nutritious Indian, Bangladesh and Chinese Halal food products efficiently and effectively at different price ranges. We believe our Central Kitchen has helped to make our business a scalable one and will provide a platform for our expansion in the future.

●	Standardized quality control system and menu: We have a stringent quality control system through implementing a set of internal operating procedures that generally comply with the EPHR, covering procurement, delivery and acceptance of ingredients, selection of suppliers, inventory management and storage of ingredients as well as various quality control procedures covering all aspects of our operations to ensure food safety (which includes food preparation, handling, cooking, packing, delivery and distribution processes), quality of our food products and good customer services. We believe this quality control system in conjunction with our standardized menus for budget prepared meals and buffets, have helped us control and standardize the quality, flavor, presentation and hygienic condition of our food products and will contribute to our expansion in the future.

●	Comprehensive staff training: We conduct a series of standardized on-the-job induction training programs for all our staff, from chefs, kitchen assistants to packers. These training programs cover many aspects with respect to the operation of our Central Kitchen and Food Stall, such as food safety and work. The programs have been compiled and updated based on our 11 years of operating experience. We believe our highly standardized and efficient operation structure described above will provide a systematic platform to sustain our future growth.

Established and stable relationship with our major suppliers

We have established business relationships with our five largest suppliers during the financial years ended June 30, 2023 and 2024, each averaging over three years. Our established and stable business relationship with our major suppliers enables us to secure continuous, timely and steady supply of quality ingredients at commercially viable prices, which enable us to offer stable, nutritious, safe and freshly made food products to our customers at budget/affordable pricing and gives us a competitive advantage over our competitors.

A team of experienced managerial personnel

We are led by Mr. Gao, our founder, Executive Director and Chief Executive Officer, who has accumulated over 11 years of experience in the catering services industry in Singapore. As a veteran in the catering industry and an experienced businessman, his wealth of industry knowledge, business acumen and in-depth understanding of our key customers are invaluable to our Group’s growth, business development and clientele. Mr. Gao is supported by a team of senior management, who collectively possesses expertise across catering, central kitchen management, financial management, logistics and marketing, and most of which are long-term employees of our Group (for instance, our Operation Manager and the night shift supervisor have been working with our Group since its establishment). Our Directors believe that the vision, industry knowledge, experience and management skills of our Executive Directors and senior management team will enable our Group to continue its success story and achieve sustainable growth in the future.

Our Growth Strategy

We currently sell approximately 15,000 budget prepared meals per day, which only cover a small percentage of the foreign workers in Singapore. However, the operation of our Central Kitchen is highly labor-intensive as the budget prepared meals are all manually prepared, including cooking, scooping food into containers, moving food trays from one point to another and labeling food packets, etc. As such, we plan to leverage our successful track record, our brand image and the experience of our management team to embark on an expansion plan to increase our market share in the catering services industry in Singapore through automation, increasing the number of our food stalls as well as active promotion of our catering services.

We intend to install an integrated food conveyor system at our Central Kitchen, with features including an automated tray dispenser, an automated rice loader and feeding system, an automated curry dispenser, an automated soup dispenser, an automated label applicator, an automated heat sealing machine and a built-in inspection system, to automate our food filling and bento packing processes. Our Directors believe that such automation will increase our production capacity to approximately 40,000 budget prepared meals per day while reducing our manual labor hours by approximately 40%. In short, automation will increase our production efficiency, reduce our labor costs and increase our production scale which, in turn, will allow us to enjoy the benefits of economies of scale.

Our first attempts in opening the Food Stall and catering for buffets in the financial year ended June 30, 2023 proved to be successful. As of the date of this Annual Report, our Food Stall has closed. As such, management is currently analyzing and determining suitable locations to re-locate the Food Stall and to potentially continue to open/acquire more food stalls in dormitory canteens or near worksites and/or dormitories and expand our buffet catering services to increase our share in the catering services industry in Singapore. To support our expansion plans, we plan to enhance our brand awareness in Singapore by participating in online marketing campaigns.

As our businesses expand, we plan to upgrade our computer system by installing an enterprise resource planning (the “ERP”) system which is a business process management software system designed to manage, streamline and integrate our Group’s financials, supply chain, operations, reporting, catering and human resources activities in real-time by sharing one common database. Our Directors and members of senior management, therefore, can closely monitor our revenue, stock turnover and cash flows to facilitate our allocation of manpower and resources in an efficient manner, improve our inventory management and operational efficiency as well as to cater for our future expansion.

After the installation of the ERP system, we plan to upgrade and link our Smart Incubators to our ERP system and our customers’ mobile phones to streamline the process of food preparation, delivery and collection. Under the integrated system, all orders for prepared meals would be captured by the ERP system and the ERP system would generate automatic orders to our Central Kitchen and our delivery drivers to prompt the responsible personnel to prepare the meals and to load, transport and deliver the prepared meals to the relevant Smart Incubators accordingly, while providing fulfillment updates in real-time to our management. Our customers can also access real-time information on the status of their prepared meals and collect their prepared meals through the mobile app installed on their phones, and the current key card system would be replaced.

We care about the environment and we endeavor to use biodegradable disposable packing materials and dinnerware as much as possible. We also plan to invest in recyclable bento boxes and facilities to clean them thoroughly after use to eventually phase out the use of disposable dinnerware.

We will also consider expanding our businesses through acquisitions, joint ventures and/or strategic alliances that are compatible with our business. While implementing the above strategies and business plans, we will adhere to prudent financial management to ensure sustainable growth and capital sufficiency.

Sales and Marketing

Our sales and marketing department has three employees and is responsible for promoting our brand name “Premium Catering” and our catering services to expand our customer base and increase our market share. We mainly rely on customers’ referrals and word-of-mouth recommendations to promote our catering services and we also promote our catering services through our corporate website. To increase our brand awareness, all our delivery vans have custom vehicle wraps which provide details of our catering services and our contact information.

Our sales and marketing staff also attempt to reach out to potential customers by working with non-profit organizations such as the Singapore Contractors Association Limited and the Dormitory Association Singapore Limited or by door-to-door visits to various construction work sites and dormitories. They also try to schedule in-person meetings with the human resource departments of construction and other companies that employ a lot of foreign workers to build rapport and promote our food catering services. They also set up promotional booths at dormitories occasionally for our potential customers to taste our food products and sign up for our budget prepared meal packages.

Pricing Model

We have a standard pricing policy applicable to our standard menus, but we may provide discounts to those customers whose order exceed a certain number or for longer term contracts. In determining the prices of our food products, we normally take into account the costs of ingredients, target profit margins, operating costs, market trends and spending patterns of customers.

Our Executive Directors normally review and adjust our pricing of the standard menus at the beginning of each calendar year with reference to our profit margin in the previous year, prevailing market prices of ingredients and other operating costs. We may also adjust pricing on an ad hoc basis in response to sudden increase in purchase costs of ingredients (for instance, if the price of rice surges due to a shortage in supply). We generally adjust our standard menu prices once every calendar year.

Customers

Our customers mainly comprise construction companies which require catering services for the foreign workers they employ. With our successful track record and our customers’ word-of-mouth recommendation, our customer base have expanded to cover operators of dormitories which require catering services for foreign workers, students and other individuals residing in their dormitories and other industries which employ a lot foreign workers, such as the marine industry. As we expand our business to cater to buffets, our customer base has further expanded to cover the general public in Singapore. We generally do not enter into long-term contracts with our customers but we enter short to medium-term contracts spanning from 12 to 18 months with our customers for budget prepared meals.

For the years ended June 30, 2023 and 2024, revenue generated from our five largest customers in aggregate accounted for approximately 35.1%, and 27.3% of our total revenue, respectively, and the revenue generated from our largest customer accounted for approximately 12.2% and 10.9% of our total revenue, respectively.

Suppliers

Our purchases mainly consist of ingredients, such as meat, fish, vegetables, rice, flour, condiments and spices. We generally source our ingredients from suppliers in Singapore and Malaysia and we do not enter into long-term contracts with our suppliers. Our suppliers generally give us a credit period of 30 to 60 days. For the years ended June 30, 2023 and 2024, purchases from our five largest suppliers in aggregate accounted for approximately 44.0% and 41.9% of our total purchases, respectively, and our purchases from our largest supplier accounted for approximately 11.6%, 11.2%, 6.9%, 6.2% and 6.0% of our total purchases, respectively.

Employees

The operation of our Central Kitchen is highly labor-intensive as the budget prepared meals are manually prepared, including cooking, scooping food into containers, moving food trays from one point to another and labeling food packets. The following is a breakdown of our full-time employees as of June 30, 2024:

Function	Number of Full-Time Employees

Management (including Mr. Gao, our Executive Directors and Chief Executive Officer)	3
Accounts	1
Human resources and administration	3
Catering operations	31
Sales and marketing	1
Procurement	1

Total	40

Over half of these employees were foreign workers, mainly from Malaysia, the People’s Republic of China and India.

Our employees are not represented by a labor organization or covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good, and to date, we have not experienced any significant labor disputes.

Intellectual Property

We have been operating our catering business under the brand name of “Premium Catering”. We do not have any registered any trademarks but we have registered the domain name http://premium-catering.com.sg/ and http://www.premiumcateringholdings.com/.

Insurance

We maintain adequate insurance which includes without limitation (i) industrial all risk insurance; (ii) public liability insurance; (iii) insurance for motor vehicles; (iv) workmen compensation insurance; and (v) medical insurance for foreign workers. Our Directors are of the view that our existing insurance coverage is in line with the industry practice in Singapore and is customary for a business of its nature and size. We will continue to review our insurance coverage and where appropriate, make necessary and appropriate adjustments to align with our changing needs.

Litigation and Other Legal Proceedings

As of the date of this Annual Report, we are not party to any significant proceedings. To the best knowledge and belief of our Directors having made due enquiries, we were not involved in any non-compliance incidents under Singapore laws and regulations for the years ended June 30, 2023 and 2024, which may adversely affect our results of operations and financial condition.

Impact of the COVID-19 Pandemic

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 has caused certain disruption to our customers’ operations but as our businesses were classified as essential services by the Singapore government we were allowed to operate normally throughout the pandemic. The COVID-19 pandemic had presented business opportunities for us as we had been engaged by The Singapore Contractors Association Limited (SCAL) to cater for the foreign workers who had been placed on mandatory quarantine orders in government quarantine facilities.

REGULATORY ENVIRONMENT

GOVERNMENT REGULATIONS

We have identified the following principal laws and regulations that materially affect our business operations, and their relevant regulatory bodies in Singapore (apart from those relating to general business requirements):

(a)	Environmental Public Health Act and Environmental Public Health (Food Hygiene) Regulations

(i)	Environmental Public Health Act

Pursuant to Section 32 of the Environmental Public Health Act 1987 (the “EPHA”), a person must not operate or use or knowingly permit a food establishment to be used for any of the purposes specified in the First Schedule without first obtaining a license from the Director-General of the Food Administration as appointed under Section 3(1) of the EPHA and Section 3(1) of the Sale of Food Act 1973 (the “Director-General”). Such licenses are mandatory to ensure food safety for consumers. The relevant regulatory body is SFA, established in 2019 to govern and oversee food safety and security from farm to fork.

A “food establishment” specified in the First Schedule of the EPHA includes a catering establishment providing a catering service where food is prepared, packed and thereafter delivered to a consumer for his or her consumption or use, or where food is prepared at premises appointed by a consumer for his or her consumption or use. Catering establishments that are part of a non-retail food business within the meaning of the Sale of Food Act 1973 (“SOFA”) are exempted.

A “food establishment” also includes a retail food establishment where food is sold wholly by retail (whether the food sold is also prepared, stored or packed for sale or consumed at such premises), including an eating establishment. Retail food establishments that are part of a non-retail food business within the meaning of the SOFA are exempted.

Any person or establishment that is found to have contravened the above regulation may be required by the Director-General, by a written order addressed to the convicted person, to no longer operate or use the place or premises or any part of the place or premises where the offence took place as a food establishment as from such date as the Director-General specifies in the order.

As of the date of this Annual Report, we have obtained a License to Operate a Food Processing Establishment in respect of our Central Kitchen located at 21 Chin Bee Avenue, Singapore 619942. We have also obtained a Food Stall License in respect of our Food Stall located at 11A Jalan Tukang #01-K1, Singapore 619267. As of the date of this Annual Report, the lease has expired by its terms and the Food Stall has been closed. Management is analyzing and determining suitable alternatives for continuation of the Food Stall at a different location.

(ii)	Environmental Public Health (Food Hygiene) Regulations

Pursuant to Section 6 of the EPHR, a licensee holding a license referred to in Section 32, 33, 34 or 36 of the EPHA shall cause his license to be exhibited at all times in any conspicuous and accessible position within the licensed premises.

Additionally, pursuant to Section 13A of the EPHR, no licensee of a catering establishment shall sell or supply any food for consumption which has been maintained at a temperature not below 5°C and not above 60°C for an aggregate period exceeding 4 hours after it was first prepared for consumption. This regulation shall not apply in relation to any pre-packed food which is sold or supplied that is sealed in its original packaging or wrapping and stored in accordance with any storage condition specified on its packaging or wrapping.

Further, pursuant to Section 13B of the EPHR, every licensee of a catering establishment shall, when preparing any food, timestamp the catered food according to the requirements in the EPHR.

Any person who contravenes or fails to comply with any of the provisions of the EPHR shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$2,000 and, in the case of a continuing offence, to a further fine not exceeding S$100 for every day or part thereof during which the offence continues after conviction.

(iii)	Food Establishments Grading Scheme 1997 and Safety Assurance for Food Establishments (“SAFE”) Framework 2023

In 1997, the NEA implemented a grading scheme to grade food establishments on their overall hygiene, cleanliness and housekeeping standards of the establishment. All food establishments are required to display their awarded grade in a conspicuous manner, ranging from A (the highest grade) to D (the lowest grade), for the public to make informed decisions regarding food hygiene.

As of December 31, 2023, our Food Stall at 11A Jalan Tukang #01-K1, Singapore 619267 was awarded Grade B under the scheme.

On January 1, 2023, the SFA implemented the SAFE Framework to provide better food safety assurance to consumers. The SAFE Framework replaces the 1997 grading scheme by NEA. Under the SAFE Framework, retail and non-retail food establishments that have demonstrated a good track record of food safety assurance and have in place capabilities and systems to ensure better food safety and hygiene standards will be eligible for longer license durations and higher award tiers.

Our Central Kitchen and proposed re-location and establishment of our new Food Stall will be subject to assessment based on the new SAFE Framework upon the renewal of our license, which was renewed by the SFA, License No. SE23B23A000, expiring May 22, 2025.

(b)	Food Hygiene Schemes by the SFA

(i)	Food Hygiene Officer Scheme

Food Hygiene Officers (“FHO”) supervise and execute effective food hygiene measures to ensure that food is handled in a safe and hygienic manner. This scheme was established in December 2000 to enable food establishments to achieve the following:

i.	train supervisors and managers of food establishments to establish and maintain good hygiene practices;

ii.	assist operators to supervise the handling of food and to correct any irregularities found; and

iii.	promote professionalism in the food retail industry.

Since the scheme was introduced, licensees of restaurants, caterers, canteens and food courts are required to appoint a senior staff member to undergo training as an FHO. Once certified, they play the role of a food hygiene inspector with the following responsibilities:

i.	implementing systems and conducting checks to ensure food handlers practise both food and personal hygiene when handling food;

ii.	educating and reminding food handlers to be hygienic in food preparation; and

iii.	identifying lapses in food hygiene practices and correcting such lapses in a swift manner.

The WSQ system was launched on July 12, 2006 by SkillsFuture Singapore, as the national qualifications system for the food and beverages industry. To be certified as an FHO, one will need to attend and pass the WSQ Food Safety Course Level 3, which results in a Statement of Attainment.

As at the date of this Annual Report, our senior staff member, Zhang Xiaoying, has completed the WSQ assessment titled “Apply Food Safety Management Systems for Food Service Establishments” and has attained the relevant certification from the Asian Culinary Institute of Singapore on January 6, 2021.

(ii)	Food Handler Scheme

Food handlers handle and prepare food and beverages in licensed food establishments. This includes anyone primarily involved in food manufacturing and preparation, such as chefs, sous chefs, cooks, kitchen assistants, food stall assistants and food manufacturing workers.

With effect from July 1, 2023 (originally January 1, 2023 before SFA granted an extension), food handlers from both retail and non-retail food businesses would be required to pass WSQ Food Safety Course Level 1. Under this course, participants undergo training and assessment which result in a Statement of Attainment upon successful completion of the assessment.

As at the date of this Annual Report, our staff member, Sudha A/P Suppiah, has completed the WSQ assessment titled “Food Safety and Hygiene” and has attained the relevant certification from Eduquest International Institute Pte. Ltd. on June 16, 2022.

(c)	Regulation of Imports and Exports Regulations

Pursuant to Section 3 of the Regulation of Imports and Exports Regulations 1995, no goods shall be imported into Singapore except in accordance with a permit granted by the Director-General. This includes goods such as processed food and food appliances.

As at the date of this Annual Report, we have been granted a Registration to Import Processed Food Products and Food Appliances license from the SFA, subject to the following conditions:

i.	that the licensee must obtain a permit from the Director-General of the Food Administration for the import of each consignment of processed food and food appliances;

ii.	the import of processed food and food appliances is subject to full compliance with the SOFA and the Food Regulations;
iii.	all food products are to be obtained from regulated sources;
iv.	the Director-General may restrict or prohibit the import of any food products or food appliances from any country, territory or place, any farm or processing establishment;
v.	all consignments of food products are required to be stored in a licensed cold room or warehouse registered with the SFA;
vi.	when any of the particulars of our Company have been changed, the licensee shall inform the SFA within 14 days;
vii.	the Director-General may at any time vary or revoke the existing conditions or impose new conditions; and
viii.	the Registration to Import Processed Food and Food Appliances may be suspended or revoked if the above conditions are not complied with or if an offence is committed under the SOFA or the Food Regulations.

(d)	Employment Act

Pursuant to Part VI of the Employment Act 1968 (“EA”), workmen who receive salaries not exceeding S$4,500 a month and employees (other than workmen) who receive salaries not exceeding S$2,600 a month are entitled to, inter alia, the following safeguards:

i.	every such employee must be allowed in each week a rest day without pay of one whole day which must be Sunday or such other day as the employer may determine from time to time;

ii.	such employees must not under any circumstances work for more than 12 hours in any one day, except in circumstances described in Section 38(2) of the EA; and

iii.	such employees must not be permitted to work overtime for more than 72 hours a month.

The relevant regulatory body is the MOM.

(e)	Employment of Foreign Manpower Act and Employment of Foreign Manpower (Work Passes) Regulations

(i)	Employment of Foreign Manpower Act

Pursuant to Section 5 of the Employment of Foreign Manpower Act 1990, a person must not employ a foreign employee unless the foreign employee has a valid work pass.

Any person who contravenes the above section shall be guilty of an offence and shall be liable on conviction to a fine of at least S$5,000 and not more than S$30,000 or to imprisonment for a term not exceeding 12 months or to both.

The relevant regulatory body is the MOM.

(ii)	Employment of Foreign Manpower (Work Passes) Regulations

1.	Employees issued with work permits

Pursuant to the Part III of the Fourth Schedule of the Employment of Foreign Manpower (Work Passes) Regulations 2012 (“EFMR”), an employer of a foreign employee who is not a domestic worker, who is issued with a work permit, is responsible for and must bear the costs of the foreign employee’s upkeep (excluding the provision of food) and maintenance in Singapore. This includes the provision of medical treatment, except that and subject to paragraphs 1A, 1B and 1C of the same Part, the foreign employee may be made to bear part of any medical costs in excess of the minimum mandatory coverage under any medical insurance purchased and maintained by the employer under paragraph 4 of Part IV for the foreign employee if:

i.	the part of the medical costs to be paid by the foreign employee forms not more than 10% of the employee’s fixed monthly salary per month;

ii.	the period for which the foreign employee has to pay part of any medical costs must not exceed an aggregate of 6 months for every 2 years of his employment with the same employer; and

iii.	the foreign employee’s agreement to pay part of any medical costs is stated explicitly in the foreign employee’s employment contract or collective agreement.

Pursuant to paragraph 4 of Part IV of the Fourth Schedule of the EFMR, the employer shall purchase and maintain medical insurance with coverage of at least S$15,000 per 12-month period of the foreign employee’s employment (or for such shorter period where the foreign employee’s period of employment is less than 12 months) for the foreign employee’s in-patient care and day surgery except as the Controller may otherwise provide by notification in writing. Where the employer purchases a group medical insurance policy for his foreign employees, the employer shall not be considered to have satisfied the obligation under this condition unless the terms of the employer’s group medical insurance policy are such that each and every individual foreign employee is concurrently covered to the extent required under the conditions in that Part.

2.	Employees issued with S passes

Pursuant to Part I of the Fifth Schedule of the EFMR, the employer is responsible for and must bear the costs of the foreign employee’s medical treatment in Singapore, except that and subject to paragraphs 2A, 2B and 2BA of the same Part, the foreign employee may be made to bear part of any medical costs in excess of the minimum mandatory coverage under any medical insurance purchased and maintained by the employer under paragraph 6 of Part II for the foreign employee if:

i.	the part of the medical costs to be paid by the foreign employee forms not more than 10% of the employee’s fixed monthly salary per month;

ii.	the period for which the foreign employee has to pay part of any medical costs must not exceed an aggregate of 6 months for every period of 2 years of his employment with the same employer; and

iii.	the foreign employee’s agreement to pay part of any medical costs is stated explicitly in the foreign employee’s employment contract or collective agreement.

Pursuant to paragraph 6 of Part II of the Fifth Schedule, the employer shall purchase and maintain medical insurance with coverage of at least S$15,000 per 12-month period of the foreign employee’s employment (or for such shorter period where the foreign employee’s period of employment is less than 12 months) for the foreign employee’s in-patient care and day surgery except as the Controller may otherwise provide by notification in writing. Where the employer purchases a group medical insurance policy for his foreign employees, the employer shall not be considered to have satisfied the obligation under this condition unless the terms of the group medical insurance policy are such that each and every individual foreign employee is concurrently covered to the extent required under the conditions in that Part.

The relevant regulatory body is the MOM.

(f)	Foreign Worker Quotas and Levies

The number of work permit and S pass holders a company is entitled to hire is limited by a quota and subject to levy. Levy rates vary across sectors and are tiered based on the proportion of foreign workers employed by a company. This means that the more work pass and S pass holders a company employs, the higher the levy our Company has to pay.

Pursuant to the Guidelines for employers of Work Permit and S Pass Holders published by the MOM on January 13, 2023, the current quotas, levy rates and tiers for the various sectors are as follows:

For work permit holders

Work Permit			
Sector	**Tier**	**Percentage**	**Levy rate (Higher-skilled / Basic-skilled)**
Manufacturing Quota: 60%	Basic/Tier 1	≤25%	$250 / $370
	Tier 2	>25% – 50%	$350 / $470
	Tier 3	>50% – 60%	$550 / $650
Services Quota: 35%	Basic/Tier 1	≤10%	$300 / $450
	Tier 2	>10% – 25%	$400 / $600
	Tier 3	>25% – 35%	$600 / $800
Construction Quota: 87.5%	Higher-skilled / Basic-skilled on MYE	≤87.5%	$300 / $700
	Higher-skilled / Basic-skilled on MYE-waiver		$600 / $950
Process Quota: 87.5%	MYE	≤87.5%	$300 / $450
	MYE-waiver		$600 / $750
Marine shipyard Quota: 77.8%	Basic tier	≤77.8%	$300 / $400

For S pass holders

The relevant regulatory body is the MOM.

(g)	Workplace Safety and Health Act

Pursuant to Section 12 of the Workplace Safety and Health Act 2006 (“WSHA”), every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees at work. Such measures include:

i.	providing and maintaining a work environment which is safe, without risk to health, and adequate as regards facilities and arrangements for employees’ welfare at work;

ii.	ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by the employees;

iii.	ensuring that the employees are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace or near their workplace and under the control of the employer;

iv.	developing and implementing procedures for dealing with emergencies that may arise while the employees are at work; and

v.	ensuring that an employee at work has adequate instruction, information, training and supervision as is necessary for that person to perform his work.

The relevant regulatory body is the MOM.

Pursuant to Section 21 of the WSHA, if the Commissioner for Workplace Safety and Health appointed under Section 7 (the “Commissioner”) is satisfied that the employer has contravened its duty imposed by the WSHA, or that any workplace is in such condition, or is so located, or any part of the machinery, equipment, plant or article in the workplace is so used, that any work or process carried on in the workplace cannot be carried on with due regard to the safety, health and welfare of persons at work, the Commissioner may serve a remedial order or a stop-work order in respect of a workplace.

Any person or corporate body guilty of an offence under the WSHA is liable on conviction, in the case of a natural person, to a fine not exceeding S$200,000 or to imprisonment for a term not exceeding 2 years or both, and in the case of a body corporate, to a fine not exceeding S$500,000.

(h)	Work Injury Compensation Act

Pursuant to Section 24 of the Work Injury Compensation Act 2019 (“WICA”), every employer must insure and maintain insurance under one or more approved policies with one or more designated insurers against all liabilities that the employer may incur under the WICA in respect of every employee.

As at the date of this Annual Report, we have complied with the material requirements of the WICA in relation to the insuring of our employees.

As at the date of this Annual Report, we have complied with the material requirements of the WICA in relation to the insurance of employees during the financial years ended June 30, 2023 and 2024. .

(i)	Administration of Muslim Law Act

Pursuant to Section 88A of the Administration of Muslim Law Act 1966 (“AMLA”), the MUIS may issue Halal certificates in relation to any product, service or activity and regulate the holders of such certificates to ensure that the requirements of Muslim law are complied with in the production, processing, marketing or display of that product, the provision of that service or the carrying out of that activity. In issuing a Halal certificate, the MUIS may require an applicant to undergo either or both of the following services performed by or under the supervision of the MUIS, (i) a service to verify that food provided or to be provided to Muslims complies with Halal requirements or other requirements in relation to Halal certification; and/or (ii) a service for the cleansing of food utensils and crockery in accordance with Islamic rituals. The relevant regulatory body is the MUIS, also known as the Islamic Religious Council of Singapore.

Any person who, without the approval of MUIS (i) issues a Halal certificate in relation to any product, service or activity; or (ii) uses any specified Halal certification mark or any colorable imitation thereof, shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or both.

Our Central Kitchen at 8A Admiralty Street #04-02/03 Food Xchange @ Admiralty, Singapore 757437, which has moved to 21 Chin Bee Avenue, Singapore 619942, has been granted a Halal certificate under the AMLA by the MUIS.

To the best of our Directors’ knowledge, as of the date of this Annual Report, we have obtained all requisite approvals and licenses and we are in compliance with all laws and regulations that would materially affect our business operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion and analysis and other parts of this Annual Report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report. You should carefully read the “Risk Factors” section of this Annual Report in Item 3.D to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion and analysis and other parts of this Annual Report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report. You should carefully read the “Risk Factors” section of this Annual Report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Except as otherwise noted, all references to 2023 refer to the year ended June 30, 2023 and all references to 2024 refer to the year ended June 30, 2024.

Overview of Our Business

Our Company was incorporated in the Cayman Islands on May 30, 2023 under the Companies Act as an exempted company with limited liability. Our Company, through its subsidiary namely Premium Catering, is a certified Halal food caterer specializing in Indian, Bangladesh and Chinese cuisine and we have over 11 years of experience in the catering services industry in Singapore. We have set up the Central Kitchen in 2012 under the brand “Premium Catering” to supply budget prepared meals to foreign construction workers (whether individually or through the construction companies that employ them) in Singapore. Since inception, we have expanded and diversified our business to (i) supply budget prepared meals to a wider spectrum of customers, including, among others, foreign workers, students and other individuals residing in dormitories as well as foreign workers working in the marine and manufacturing industries); (ii) establish and operate the Food Stall in a in a canteen of a dormitory or other suitable location as determined by management; and (iii) provide buffet catering services for private functions as well as corporate and community events in Singapore. We also provide ancillary delivery services. As of June 30, 2023 and 2024, we have a Central Kitchen and a Food Stall (which has been subsequently closed), employing a total of 45 and 40 employees respectively with a fleet of five delivery vans.

Results of Operations

Our primary source of revenue is food catering. For the financial years ended June 30, 2022 and 2023, we recorded revenue of approximately S$5.3 million and S$5.2 million respectively, primarily contributed by the revenue from the supply of budget prepared meals to a wider spectrum of customers, including, among others, foreign workers, students and other individuals residing in dormitories as well as foreign workers working in the marine and manufacturing industries.

The following table shows our statement of income (loss) data for the financial years ended June 30, 2022 and 2023. For further information regarding the results of our operations, see our financial statements appearing elsewhere in this annual report.

	Financial Years ended June 30,
	2022	2023	Change
	S$	S$	S$
Revenues, net	5,266,589	5,213,810	(52,779)	(1.0)%
Cost of revenues	(3,997,436)	(4,066,566)	(69,130)	1.7%
Gross profit	1,269,153	1,147,244	(121,909)	(9.6)%
Operating expenses:
General and administrative	(1,062,174)	(1,516,758)	(454,584)	42.8%
Selling and distribution	(11,000)	(27,719)	(16,719)	152%
Total operating expenses	(1,073,174)	(1,544,477)	(471,303)	43.9%

Income (Loss) from operations	195,979	(397,233)	(593,212)	(302.7)%
Other income (expense):
Interest expense	(76,418)	(134,430)	(58,012)	75.9%
Government grants	169,675	22,270	(147,405)	(86.9)%
Other income	258,097	67,648	(190,449)	(73.8)%
Total other income/(expense), net	351,354	(44,512)	(395,866)	(112.7)%

Income (Loss) before income taxes	547,333	(441,745)	(989,078)	(180.7)%
Income tax expense	(33,999)	-	33,999	(100.0)%
Net income (loss)	513,334	(441,745)	(955,079)	(186.1)%

Our primary source of revenue is food catering. For the financial years ended June 30, 2023 and 2024, we recorded revenue of approximately S$5.2 million and S$5.2 million respectively, primarily contributed by the revenue from the supply of budget prepared meals to a wider spectrum of customers, including, among others, foreign workers, students and other individuals residing in dormitories as well as foreign workers working in the marine and manufacturing industries.

The following table shows our statement of loss data for the financial years ended June 30, 2023 and 2024. For further information regarding the results of our operations, see our financial statements appearing elsewhere in this Annual Report.

	Financial Years ended June 30,
	2023	2024	Change
	S$	S$	S$
Revenues, net	5,213,810	5,163,909	(49,901)	(1.0)%
Cost of revenues	(4,066,566)	(4,330,233)	(263,667)	6.5%
Gross profit	1,147,244	833,676	(313,568)	(27.3)%
Operating expenses:
General and administrative	(1,516,758)	(2,280,498)	(763,740)	50.4%
Selling and distribution	(27,719)	(39,884)	(12,165)	43.9%
Total operating expenses	(1,544,477)	(2,320,382)	(775,905)	50.2%

Loss from operations	(397,233)	(1,486,706)	(1,089,473)	274.3%
Other income (expense):
Interest expense	(134,430)	(165,151)	(30,721)	22.9%
Government grants	22,270	29,305	7,035	31.6%
Other income	67,648	157,675	90,027	133.1%
Total other (expenses) / income, net	(44,512)	21,829	66,341	(149.0)%

Loss before income taxes	(441,745)	(1,464,877)	(1,023,132)	231.6%
Income tax expense	-	(1,813)	(1,813)	(100.0)%
Net loss	(441,745)	(1,466,690)	(1,024,945)	232.0%

Key Factors Affecting the Results of Our Group’s Operations

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed ‘‘Risk Factors’’ and those set out below:

Exposure to risks associated with food safety which may subject us to liability claims and damages to our reputation

Our Group is exposed to risks associated with food safety which may subject us to liability claims, damage our reputation and/or affect our relationship with our customers. Such liability claims are common in the food service industry and can require costly measures to investigate and remediate to. Even if any such claims are without merit, any negative publicity as a result of allegations of unsafe food service can have a significant impact on our Group’s reputation.

Any deterioration in the market conditions of the industries where our customers work leading to the decline of hiring of foreign workers may affect our business, results of operations, financial condition and business prospects

Our Group primarily provides meal services to foreign workers in the construction, marine, manufacturing and dormitories industries. General economic downturns, social and political conditions may negatively affect these industries causing the reduction in demand for foreign workers and thus, in turn, reduce the demand for our Group’s services and affect our overall operations.

We may be unable to control our food costs and labor costs

Our Group relies on our ability to source food supplies and prepare meals on a cost-efficient basis, however food costs varies and prices are subject to the risk of inflation. In addition, our Group requires that we maintain a sizeable workforce, as such we are sensitive to labor costs. If we fail to pass on these increased costs, we could have a material and adverse effect on our financial performance.

Disruption in the operations of our Central Kitchen could have a material adverse effect on our business and results of operations

We have established a Central Kitchen to centralize the process of ingredient preparation which would in turn bring about cost-saving and increase efficiency of the restaurant operations.

However, should there be any unforeseeable disruptions at the Central Kitchen, such as electricity or water suspensions, we may have to suspend our operations and we would fail to meet demands of pre-packed meals in a timely manner. Unforeseeable disruptions may increase cost and time in preparing pre-packed meals, causing the significant reduction in our revenue, which would materially affect our overall financial performance.

Description and Analysis of Principal Components of Our Results of Operations

The following discussion is based on our Company’s historical results of operations and may not be indicative of our Company’s future operating performance.

Revenue

During the financial years ended June 30, 2022 and 2023, our revenue was mainly derived from (i) the supply budget prepared meals; (ii) the operation of Food Stall in a canteen of a dormitory; and (iii) providing buffet catering services. The following table sets out the revenue generated from these business activities during the financial years ended June 30, 2022 and 2023:

	Financial Year ended June 30,
	2022		2023
	S$	%	S$	%

Supply of budget prepared meals	5,264,531	100.0	4,961,215	95.2
Operation of Food Stall (1)	-	-	236,059	4.5
Buffet catering services (2)	-	-	14,496	0.3
Ancillary delivery services	2,058	-	2,040	-
Total sales of food catering	5,266,589	100.0	5,213,810	100.0

(1) In September 2022, our Company set up a Food Stall to operate as a retail food establishment in one of the canteen of a dormitory.

(2) In December 2022, our Company commenced the business of buffet catering services for private functions as well as corporate and community events.

Overall, our total revenue decreased marginally by approximately S$0.05 million or 1.0% to approximately S$5.2 million for the year ended June 30, 2023 from approximately S$5.3 million in June 30, 2022. The decrease was mainly due to the decrease in revenue generated from supply of budget prepared meals of approximately S$0.3 million, while partially offset by the increase in revenue generated from new business operation of Food Stall and buffet catering services totaling approximately S$0.3 million.

The decrease in revenue generated from the supply of budget prepared meals of approximately S$0.3 million or 5.8% to approximately S$5.0 million for the year ended June 30, 2023 from approximately S$5.3 million in June 30, 2022 was mainly due to the cessation of supplying budget prepared meals to customers with lower margins and the relocation of our Central Kitchen to its newly renovated premises. In conjunction with this, we have set up the Food Stall in a canteen of a dormitory and also started offering buffet catering services for private functions as well as corporate and community events when the Singapore government lifted most of the social gathering restrictions imposed as a result of the COVID-19 pandemic.

.

During the financial years ended June 30, 2023 and 2024, our revenue was mainly derived from (i) the supply budget prepared meals; (ii) the operation of Food Stall in a canteen of a dormitory; and (iii) providing buffet catering services. The following table sets out the revenue generated from these business activities during the financial years ended June 30, 2023 and 2024:

	Financial Year ended June 30,
	2023		2024
	S$	%	S$	%

Supply of budget prepared meals	4,961,215	95.2	4,759,231	92.2
Operation of Food Stall (3)	236,059	4.5	351,272	6.8
Buffet catering services	14,496	0.3	48,796	0.9
Ancillary delivery services	2,040	-	4,610	0.1
Total sales of food catering	5,213,810	100.0	5,163,909	100.0

(3) In December 2023, we closed our Food Stall at Stall 1 (#01-K4), JTK Food and Beer House, located at 11A Jalan Tukang Road, #01-K3, Singapore 619267.

Overall, our total revenue decreased marginally by approximately S$0.05 million or 1.0% to approximately S$5.16 million for the year ended June 30, 2024, from approximately S$5.21 million in June 30, 2023. The decrease was mainly due to the decrease in revenue generated from supply of budget prepared meals of approximately S$0.2 million, while partially offset by the increase in revenue generated from new business operation of Food Stall and buffet catering services totaling approximately S$0.1 million.

The decrease in revenue generated from the supply of budget prepared meals of approximately S$0.2 million or 4.1% to approximately S$4.8 million for the year ended June 30, 2024 from approximately S$5.0 million in June 30, 2023 was mainly due to the cessation of supplying budget prepared meals to customers with lower margins. In conjunction with this, we set up the Food Stall in a canteen of a dormitory (which has been subsequently closed with plans for re-location), and also started offering buffet catering services for private functions as well as corporate and community events when the Singapore government lifted most of the social gathering restrictions imposed as a result of the COVID-19 pandemic.

Cost of revenue

During the financial years ended June 30, 2022 and 2023, our cost of revenue was mainly comprised of raw materials costs, direct wages costs and packing material cost. For the years ended June 30, 2022 and 2023, our cost of revenue amounted to approximately S$4.0 million and S$4.1 million, respectively.

During the financial years ended June 30, 2023, and 2024, our cost of revenue was mainly comprised of raw materials costs, direct wages costs and packing material cost. For the years ended June 30, 2023 and 2024, our cost of revenue amounted to approximately S$4.1 million and S$4.3 million, respectively.

Gross profit and gross profit margin

Our total gross profit amounted to S$1.3 million and S$1.1 million for the financial years ended June 30, 2022 and 2023, respectively. Our overall gross profit margins were approximately 24.1% and 22.0% for the financial years ended June 30, 2022 and 2023, respectively. Our total gross profit decreased during the year ended June 30, 2023 mainly due to the increase in the prices of raw material.

Our overall gross profit margins were approximately 22.0 % and 16.1% for the year ended June 30, 2023 and 2024, respectively. Our total gross profit decrease during the year ended June 30, 2024 mainly due to the increase in the prices of raw material.

General and administrative expenses

Our general and administrative expenses primarily consist of (i) staff cost; (ii) operating lease expense; (iii) depreciation expenses; (iv) vehicle maintenance expense; (v) administrative expense; (vi) land rent; and (vii) other miscellaneous expenses.

The following table sets forth the breakdown of our general and administrative expenses for the years ended June 30, 2022 and 2023:

	Financial Years ended June 30,
	2022	2023	Change
	S$	S$	S$	%
Staff costs	365,066	324,140	(40,926)	(11.2)%
Operating lease expense	186,179	728,015	541,836	291.0%
Depreciation	92,517	117,288	24,771	26.8%
Vehicle maintenance expense	89,630	125,550	35,920	40.1%
Repair and maintenance	15,826	25,635	9,809	62.0%
Handling charges	51,500	22,882	(28,618)	(55.6)%
Doubtful debts expense	33,170	2,429	(30,741)	(92.7)%
Property tax	21,045	-	(21,045)	nm
Land rent	56,012	-	(56,012)	nm
Write-off of property and equipment	-	18,975	18,975	nm
Legal and professional fees	47,648	6,618	(41,030)	(86.1)%
Rental of workers’ dormitory	29,565	24,681	(4,884)	(16.5)%
Others	74,016	120,545	46,529	62.9%

Total	1,062,174	1,516,758	454,584	42.8%

Our general administrative expenses amounted to approximately S$1.1 million and S$1.5 million for the financial years ended June 30, 2022 and 2023, respectively. General administration expense forms part of the fixed running cost of our Company. In 2023, our Company expanded its production facilities and moved into newly-leased premises in December 2022. The newly-leased premises are a three-story building with a gross floor area of approximately 26,905 square feet. The increase in the operating lease expense of leasing the Central Kitchen and office has resulted in the increase in general administrative expenses by S$0.5 million for the year ended June 30, 2023.

Staff costs were mainly salaries, Central Provident Fund contributions and bonuses to our employees, primarily our corporate, executive, finance and other administrative and procurement/logistic employees. There was a decrease in staff cost from the year ended June 30, 2022 to the year ended June 30, 2023, mainly due to turnover of administrative headcount and revision of key management’s salaries.

Operating lease expenses were mainly the operating lease expenses of our Central Kitchen and office in Chin Bee Avenue. Since December 2022, we moved from the two-unit rented factory workshop at Food Xchange @ Admiralty with a total built up area of 4,500 sq. ft. to 21 Chin Bee Avenue, which includes the Central Kitchen, our head office and ancillary areas with a total built up area of 26,905 sq. feet. This has resulted in the increase in operating lease expenses for the year ended June 30, 2023 by approximately S$0.5 million or 291%.

Depreciation expenses were charged on our property and equipment which included (i) machine and equipment; (ii) furniture and fittings; (iii) office equipment; (iv) motor vehicles and (v) renovation expenses. For the financial year ended June 30, 2023, the increase in depreciation is mainly due to amortization of newly acquired furniture and fittings for the new head office.

Handling charges relate to fees to dormitory operators for the logistical dissemination of packed meals to foreign workers during the period of movement control under the Circuit Breaker Measures due the COVID-19 pandemic. For the year ended June 30, 2023, the decrease is mainly due to the end of this movement control.

Property tax and land rent mainly represented property tax and land rent in Singapore. The decrease is mainly due to the cessation of having to pay property tax and land rent since the commencement of the new operating lease during the year ended June 30, 2023.

Write-off of property and equipment is mainly the write-off of renovation costs previously capitalized for our former Central Kitchen at Food Xchange @ Admiralty after the relocation of Central Kitchen to Chin Bee Avenue.

Legal and professional fees mainly represented legal and consultancy and business advisory fees which were ad hoc and mainly incurred for the year ended June 30, 2022 and hence resulted in decrease in such expenses for the financial year ended June 30, 2022.

Others expenses were mainly comprised of upkeep of kitchen, upkeep of motor vehicle, cleaning fee and pest control fee.

The following table sets forth the breakdown of our general and administrative expenses for the years ended June 30, 2023, and 2024:

	Financial Years ended June 30,
	2023	2024	Change
	S$	S$	S$	%
Staff costs	324,140	498,678	174,538	53.8%
Operating lease expense	728,015	1,160,376	432,361	59.4%
Depreciation	117,288	97,036	(20,252)	(17.3)%
Vehicle maintenance expense	125,550	139,566	14,016	11.2%
Repair and maintenance	25,635	18,693	(6,942)	(27.1)%
Handling charges	22,882	13,901	(8,981)	(39.2)%
Doubtful debts expense	2,429	209,745	207,316	8,535%
Write-off of property and equipment	18,975	-	(18,975)	nm
Legal and professional fees	6,618	11,220	4,602	69.5%
Rental of workers’ dormitory	24,681	6,180	(18,501)	(75.0)%
Others	120,545	125,103	4,558	3.8%

Total	1,516,758	2,280,498	763,740	50.4%

Our general administrative expenses amounted to approximately S$1.5 million and S$2.3 million for the financial years ended June 30, 2023 and 2024, respectively. General administration expense forms part of the fixed running cost of our Company. In 2023, our Company expanded its production facilities and moved into newly-leased premises in December 2022. The newly-leased premises are a three-story building with a gross floor area of approximately 26,905 square feet. The increase in the operating lease expense of leasing the Central Kitchen and office has resulted in the increase in general administrative expenses by S$0.4 million for the year ended June 30, 2024.

Staff costs were mainly salaries, Central Provident Fund contributions and bonuses to our employees, primarily our corporate, executive, finance and other administrative and procurement/logistic employees. There was an increase in staff cost from the year ended June 30, 2023 to the year ended June 30, 2024, mainly due to turnover of administrative headcount and revision of key management’s salaries.

Operating lease expenses were mainly the operating lease expenses of our Central Kitchen and office in Chin Bee Avenue. Since December 2022, we moved from the two-unit rented factory workshop at Food Xchange @ Admiralty with a total built up area of 4,500 sq. ft. to 21 Chin Bee Avenue, which includes the Central Kitchen, our head office and ancillary areas with a total built up area of 26,905 sq. feet. This has resulted in the increase in operating lease expenses for the year ended June 30, 2024, by approximately S$0.4 million or 59.4%.

Depreciation expenses were charged on our property and equipment which included (i) machine and equipment; (ii) furniture and fittings; (iii) office equipment; (iv) motor vehicles and (v) renovation expenses. For the year ended December 31, 2024, the decrease in depreciation is mainly due to the annual depreciation expense.

Handling charges relate to fees to dormitory operators for the logistical dissemination of packed meals to foreign workers during the period of movement control under the Circuit Breaker Measures due the COVID-19 pandemic. For the year ended June 30, 2024, the decrease is mainly due to the end of this movement control.

For the year ended June 30, 2023, write-off of property and equipment is mainly the write-off of renovation costs previously capitalized for our former Central Kitchen at Food Xchange @ Admiralty after the relocation of Central Kitchen to Chin Bee Avenue.

Legal and professional fees mainly represented legal and consultancy and business advisory fees which were ad hoc and mainly incurred for year ended June 30, 2024, and hence resulted in increase in such expenses for the year ended June 30, 2024.

Other expenses were mainly comprised of rental of machinery, rental of central kitchen and cleaning fee.

Interest expense

Our interest expenses mainly arose from operating lease interest and secured bank borrowings. Our overall interest expense increased by approximately S$0.1 million from the financial year ended June 30, 2022 to the financial year ended June 30, 2023 mainly due to interest expense on the new operating lease of a property for our Central Kitchen which commenced in December 2022.

Our interest expenses mainly arose from operating lease interest and secured bank borrowings. Our overall interest expense increased by approximately S$0.03 million respectively from the financial year ended June 30, 2023 to the financial year ended June 30, 2024 respectively mainly due to full year impact interest expense on the addition of delivery van.

Government grants

Our government grants consist of Singapore Government subsidies like Job Support Scheme, Job Growth Scheme, Wage Credit Scheme, SME Entity Grant, Senior Employment Credit Scheme and SkillsFuture Enterprise Credit Scheme.

	Financial Years ended June 30,
	2022	2023	Change
	S$	S$	S$	%
Job Support Scheme	86,966	-	(86,966)	nm
Job Growth Incentive	10,591	3,535	(7,056)	(66.6)%
Wage Credit Scheme	9,414	11,048	1,634	17.4%
SME Entity Grant	51,972	2,716	(49,256)	(94.8)%
Senior Employment Credit	3,579	4,064	485	13.6%
SkillsFuture Enterprise Credit	4,680	22	(4,658)	(99.5)%
Others	2,473	885	(1,588)	(64.2)%

Total	169,675	22,270	(147,405)	(86.9)%

For the financial year ended June 30, 2022 and June 30, 2023, Job Support Scheme is an initiative introduced by the Singapore Government in February 2020 in response to the outbreak of COVID-19, and further enhanced in April, May and August 2020, to provide wage support to employers to help them retain local employees by co-funding 25% to 75% of the first S$4,600 of monthly salaries paid to each local employee in a 10-months period up to August 2020, and 10% to 50% of the same in the subsequent seven-months period from September 2020 to March 2021 and further extended to September 2021 with final payouts received in March 2022. For the financial year ended June 30, 2022 and 2023 and, job support scheme decreased by approximately S$0.1 million is due to the end of Covid pandemic.

For the financial year ended June 30, 2022 and June 30, 2023, the Jobs Growth Incentive is an initiative introduced by the Singapore Government in August 2020 to support local hiring from September 2020 to March 2023, to provide wage support to employers to help them in hiring local employees by co-funding monthly salaries paid to each local employee.

For the financial year ended June 30, 2022 and June 30, 2023, the Wage Credit Scheme is an initiative of co-funding to support Singapore entity for wage increase for employee at the stipulated co-funding level.

For the financial year ended June 30, 2022 and June 30, 2023, the SME Entity Grant includes funding for corporate learning and developing skillsets to provide productivity and improvement to the industry that translate to greater competitiveness for the organization which is one-off in nature in the year ended June 30, 2022.

For the financial year ended June 30, 2022 and June 30, 2023, the Senior Employment credit scheme helps Singapore employers transition to employees with a higher retirement age and re-employment age through wage offsets. This scheme aims to increase the employability of and encourage the retention of senior Singaporean workers.

The SkillsFuture Enterprise Credit encourages employers to invest in enterprise transformation on the capabilities of their employees.

	Financial Years ended June 30,
	2023	2024	Change
	S$	S$	S$	%
Job Growth Incentive	3,535	9,817	6,282	177.7%
Wage Credit Scheme	11,048	15,453	4,405	39.9%
SME Entity Grant	2,716	(2,716)	(5,432)	(200.0)%
Senior Employment Credit	4,064	5,366	1,302	32.0%
SkillsFuture Enterprise Credit	22	-	(22)	nm
Others	885	1,385	500	56.5%

Total	22,270	29,305	7,035	31.6%

For the financial year ended June 30, 2023 and June 30, 2024, the Jobs Growth Incentive is an initiative introduced by the Singapore Government in August 2020 to support local hiring to provide wage support to employers to help them in hiring local employees by co-funding monthly salaries paid to each local employee.

For the financial year ended June 30, 2023 and June 30, 2024, the Wage Credit Scheme is an initiative of co-funding to support Singapore entity for wage increase for employee at the stipulated co-funding level.

For the financial year ended June 30, 2023 and June 30, 2024, the SME Entity Grant includes funding for corporate learning and developing skillsets to provide productivity and improvement to the industry that translate to greater competitiveness for the organization which is one-off in nature in the year ended June 30, 2023.

For the financial year ended June 30, 2023 and June 30, 2024, the Senior Employment credit scheme helps Singapore employers transition to employees with a higher retirement age and re-employment age through wage offsets. This scheme aims to increase the employability of and encourage the retention of senior Singaporean workers.

The SkillsFuture Enterprise Credit encourages employers to invest in enterprise transformation on the capabilities of their employees.

Other income

Other income consists primarily of rental income, gain on disposal of property and equipment and others.

	Financial Years ended June 30,
	2022	2023	Change
	S$	S$	S$	%
Gain on disposal of a subsidiary	169,753	-	(169,753)	nm
Rental income	-	31,550	31,550	nm
Others	88,344	36,098	(52,246)	(59.1)%

Total	258,097	67,648	(190,449)	(73.8)%

	Financial Years ended June 30,
	2023	2024	Change
	S$	S$	S$	%
Rental income	31,550	93,831	62,281	197.4%
Gain on disposal of property and equipment	-	37,433	37,433	nm
Others	36,098	26,411	(9,687)	(26.8)%

Total	67,648	157,675	90,027	133.1%

Income tax expenses

During the financial years ended June 30, 2022, and 2023, our income tax expense comprised of our current tax expense for the financial year was S$33,999 and S$0, respectively.

During the financial years ended June 30, 2023 and 2024, our income tax expense comprised of our current tax expense for the financial year was S$0 and S$1,813, respectively.

Our Company’s operations are based in Singapore. During the financial year ended June 30, 2023, our Company was in a net loss position, and hence, there is no foreseeable tax provision. For the year ended June 30, 2022, we were subject to income tax on an entity basis on the estimated chargeable income arising in Singapore at the statutory rate of 17%.

Our Company’s operations are based in Singapore. During the financial year ended June 30, 2024, our Company was in a net loss position, and hence, there is no foreseeable tax provision.

During the financial years ended June 30, 2022 and 2023, our Company had no tax obligation arising from other jurisdictions.

During the financial years ended June 30, 2023 and 2024, our Company had no tax obligation arising from other jurisdictions.

During the financial years ended June 30, 2022 and 2023, our Company had no material dispute or unresolved tax issues with the relevant tax authorities.

During the financial years ended June 30, 2023 and 2024, our Company had no material dispute or unresolved tax issues with the relevant tax authorities.

Net income (loss) for the Year

As a result of the foregoing, our net income (loss) amounted to approximately S$0.5 million and S$(0.4) million for the years ended June 30, 2022, and 2023, respectively.

As a result of the foregoing, our net loss amounted to approximately S$0.4 million and S$1.5 million for the years ended June 30, 2023, and 2024, respectively.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

Liquidity and Capital Resources

Our liquidity and working capital requirements are primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through cash generated from operating activities and other available sources of financing from Singapore banks and other financial institutions to our Company. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including cash generated from operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

Going Concern

Our Company’s ability to continue as a going concern depends upon its ability to market and sell its products to generate positive operating cash flows. For the financial year ended June 30, 2023, and 2024, our Company reported net loss of S$441,745 and S$1,466,690. As of June 30, 2023, and 2024, our Company’s working capital deficit was S$352,500 and S$3,686,485. These conditions give rise to substantial doubt as to whether our Company will be able to continue as a going concern.

To sustain its ability to support our Company’s operating activities, our Company may have to consider supplementing its available sources of funds through the following sources:

●	cash generated from operations;
●	proceed from initial public offering;
●	other available sources of financing from Singapore banks and other financial institutions;
●	financial comfort from our Company’s related party; and
●	financial support from our Company’s shareholder.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on our Company’s business. All of these factors raise substantial doubt about the ability of our Company to continue as a going concern. The accompanying financial statements for the financial years ended June 30, 2023 and 2024 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of our Company to continue as a going concern.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to facility leases and other operating leases. We lease a three-story building with gross floor area of approximately 26,905 square feet, which we use for our office operations and Central Kitchen facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are required to prepay the majority of our inventory purchases, which further constraints our cash liquidity.

We have the following contractual obligations and lease commitments as of June 30, 2024:

Contractual Obligations	Total	Within 1 year	2-5 years	More than 5 years
	S$	S$	S$	S$

Operating lease commitment	3,757,808	1,089,515	2,668,293	-
Finance lease commitment	61,551	40,835	20,716	-
Loans payable – financial institution	1,079,599	756,182	323,417	-

Total obligations	4,898,958	1,886,532	3,012,426	-

We have the following contractual obligations and lease commitments as of June 30, 2023:

Contractual Obligations	Total	Within 1 year	2-5 years	More than 5 years
	S$	S$	S$	S$

Operating lease commitment	4,806,881	1,080,855	3,726,026	-
Finance lease commitment	136,524	56,017	80,507	-
Loans payable – financial institution	1,750,981	814,093	936,888	-

Total obligations	6,694,386	1,950,965	4,743,421	-

Working Capital

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this Annual Report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash generated from operations and other available sources of financing from Singapore banks and other financial institutions.

The following table sets forth our assets, liabilities and shareholders’ equity as of June 30, 2023 and 2024:

	As of June 30,	As of June 30,	As of June 30,
	2023	2024	2024
	S$	S$	US$(1)

Cash and cash equivalents	117,527	34,237	25,263
Working capital	(352,500)	(3,686,485)	(2,720,251)
Total assets	7,703,710	6,643,144	4,901,965
Total liabilities	7,691,126	8,097,250	5,974,947
Total shareholders’ equity	12,584	(1,454,106)	(1,072,982)

(1)	Calculated at the rate of US$1.3552= S$1, as set forth in the statistical release of the Federal Reserve System on June 30, 2024.

As of June 30, 2023, we had negative working capital of approximately S$(0.4) million, total assets of approximately S$7.7 million, total liabilities of approximately S$7.7 million and shareholders’ equity of approximately S$0.01 million.

As of June 30, 2024, we had negative working capital of approximately S$(3.7) million, total assets of approximately S$6.6 million, total liabilities of approximately S$8.1 million and negative shareholders’ equity of approximately S$(1.5) million.

Cash flows

The following table summarizes our cash flows for the fiscal years ended June 30, 2023 and 2024:

	Years ended June 30,
	2022	2023	2024
	S$	S$	S$
Cash and cash equivalents as at beginning of the year	1,343,693	141,551	117,527
Operating activities
Net income/(loss)	513,334	(441,745)	(1,466,690)
Non-cash adjustments	108,943	864,278	1,219,979
Changes in operating assets and liabilities	(916,200)	912,523	851,705
Net cash (used in)/provided by operating activities	(293,923)	1,335,056	604,994
Net cash (used in)/ provided by investing activities	(1,083,823)	(44,958)	58,071
Net cash provided by /(used in) financing activities	175,604	(1,314,122)	(746,355)
Net change in cash and cash equivalents	(1,202,142)	(24,024)	(83,290)
Cash and cash equivalents as at end of the year	141,551	117,527	34,237

Cash Flow from Operating Activities

During the financial years ended June 30, 2022, 2023 and 2024, the cash inflows from our operating activities were primarily derived from the revenue generated from our sales of food catering, whereas the cash outflows for our operating activities mainly comprised the purchase of raw materials, staff costs and administrative expenses. Our net cash (used in)/provided by operating activities primarily reflected our net loss, as adjusted for non-operating items, such as non-cash depreciation, write off on property and equipment, gain on disposal of subsidiary, gain on disposal of property and equipment, amortization of right-of-use assets and effects of changes in working capital such as (increase)/decrease in account receivable, decrease in related parties, (increase)/decrease in inventories, increase in amount due to a shareholder, (increase)/decrease in deposit, prepayments and other receivables, (decrease)/increase in accounts payables, accruals and other current liabilities and decrease in operating lease liabilities and income tax payable/(receivable).

For the year ended June 30, 2022, our net cash used in operating activities was approximately S$0.3 million, which primarily reflected our net income of approximately S$0.5 million, positively adjusted by the non-cash adjustments of approximately S$0.1 million which comprised of depreciation of approximately S$0.09 million, gain on disposal of subsidiary of S$0.2 million, amortization of right-of-use assets of S$0.2 million and negative effect of changes in operating assets and liabilities mainly due to slower collection of account receivable by S$0.2 million, collection from related parties of S$2.0 million, cash outflow of S$1.2 million mainly for the prepayment of rents and deposit placement of S$0.9 million for the leasing of the Central Kitchen and facilities, lower purchases towards the fiscal year ended June 30, 2022 resulted in decrease in accounts payables, accruals and other current liabilities of S$0.4 million and repayment of the operating lease liabilities of S$0.2 million.

For the year ended June 30, 2023, our net cash provided by operating activities was approximately S$1.3 million, which primarily reflected our net loss of approximately S$0.4 million, positively adjusted by the non-cash adjustments of approximately S$0.9 million which comprised of depreciation of approximately S$0.1 million, write-off on property and equipment S$0.02 million, amortization of right-of-use assets of S$0.7 million and positive effect of changes in operating assets and liabilities mainly attributed by faster collection of account receivable of S$0.1 million, collection from related parties of S$0.5 million, decrease of S$0.7 million mainly due to the decrease of prepayment of rents for the leasing of the Central Kitchen and facilities, increase in purchases towards the fiscal year ended June 30, 2023 resulted in increase in accounts payables, accruals and other current liabilities of S$0.4 million, repayment of the operating lease liabilities of S$0.7 million.

For the year ended June 30, 2024, our net cash provided by operating activities was approximately S$0.6 million, of which primarily reflected our net loss of approximately S$1.5 million, positively adjusted by the non-cash adjustments of approximately S$1.2 million which comprised of depreciation of approximately S$0.1 million, amortization of right-of-use assets of S$1.2 million and gain on disposal of property and equipment of S$0.04 million and positive effect of changes in operating assets and liabilities mainly due to faster collection of account receivable by S$0.3 million, offsetting of S$0.6 million prepayment of rents against the rental of leasing of the Central Kitchen and facilities, decrease in related party due to faster settlement balance of S$1.0 million, increase in amount due to a shareholder of S$1.4 million and decrease in operating lease liabilities of S$1.1 million.

Cash Flow from Investing Activities

Our cash flows provided by/(used in) investing activities primarily consisted of purchase of property and equipment and proceed on disposal of subsidiary and property and equipment.

For the year ended June 30, 2022, our net cash used in investing activities was approximately S$1.1 million, primarily attributable to the disposal of subsidiary and purchase of property and equipment.

For the year ended June 30, 2023, our net cash used in investing activities was approximately S$0.04 million, primarily due to purchase of furniture & fitting and equipment.

For the year ended June 30, 2024, our net cash provided by investing activities was approximately S$0.06 million, primarily due to proceed of disposal of vehicles offset with the purchase of property and equipment S$0.01 million.

Cash Flow from Financing Activities

Our cash flows from financing activities primarily consists of proceeds from repayment of borrowings and lease liabilities and payment of dividends to shareholders.

For the year ended June 30, 2022, we recorded net cash provided by financing activities of approximately S$0.2 million, which was mainly attributable from drawdown of finance leases and bank borrowings.

For the year ended June 30, 2023, we recorded net cash used in financing activities of approximately S$1.3 million, which was mainly attributable from (i) repayment of bank borrowings of S$0.4 million and finance leases of S$0.06 million and (ii) dividend payment to shareholders of S$0.9 million.

For the year ended June 30, 2024, we recorded net cash used in financing activities of approximately S$0.7 million, which was mainly attributable from (i) repayment of bank borrowings of S$0.7 million and finance leases of S$0.07 million.

Accounts receivable

	As of June 30,
	2023	2024
	S$	S$

Accounts receivable – third parties	738,345	673,921
Less: allowance for doubtful accounts	(35,599)	(245,344)

Accounts receivable, net	702,746	428,577

Our accounts receivable, net, decreased from approximately S$0.7 million as of June 30, 2023 to approximately S$0.4 million as of June 30, 2024. The decrease was primarily attributable to the increase in allowance for doubtful debts.

The movements in the allowance for doubtful accounts for the years ended June 30, 2023 and 2024 were as follows:

	As of June 30,
	2023	2024
	S$	S$
Balance at beginning	33,170	35,599
Allowance for doubtful accounts	2,429	209,745

Balance at end	35,599	245,344

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of June 30
	2023	2024
	S$	S$
Within 30 days	519,865	424,367
Between 31 and 60 days	3,338	3,230
Between 61 and 90 days	780	467
More than 90 days	178,763	513
Total accounts receivable, net	702,746	428,577

We generally conduct our business with creditworthy third parties. We determine, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis.

During the financial years ended June 30, 2023 and 2024, other than what has been provided for, the management does not foresee any other irrecoverable or doubtful.

The following table sets forth our average accounts receivable turnover days for the financial years ended June 30, 2023 and 2024:

	As of June 30,
	2023	2024
Average accounts receivable turnover days(1)	53	40

(1)	Average accounts receivable turnover days is calculated using the total revenue for the respective year divided by the average of opening and ending of accounts receivable balance for the respective year and multiplied the number of days in the respective year.

Our average accounts receivable turnover days were approximately 53 days and 40 days as of June 30, 2023 and 2024 respectively. The credit term offered to our major customers is 30-60 days.

Accounts receivables were closely monitored and reviewed on a regular basis to identify any potential non-payment or delay in payment. Our Chief Executive Officer, together with our Operation Manager conduct an individual review on each of the customers to determine the impairment, based on other data such as available financial information about the customer and past due status. We implement certain procedures to strengthen our credit control. For instance, we are actively monitoring the credit terms of our customers and follow up on collection regularly to ensure greater control over our accounts receivable.

Deposits, prepayments and other receivables

The following table sets forth the breakdown of the prepaid expenses and other current assets, net as of the dates indicated:

	As of June 30,
	2023	2024
	$	$
Prepayment (1)	581,927	3,134
Security deposit (2)	933,041	830,220
Staff loan	1,918	1,118
Other receivables	7,020	6,540
	1,523,906	841,012

(1)	This amount includes prepayment paid to a related party, LRS- Premium Pte. Ltd. for the operating lease of Central Kitchen and the facilities and equipment. ( June 2023: S$0.6 million; June 2024: nil)

(2)	This amount includes security deposit paid to a related party, LRS- Premium Pte. Ltd. for the security deposit paid for the rental of Central Kitchen and rental of equipment. ( June 2023: S$0.9 million; June 2024: S$0.8 million)

Our total deposits, prepayments and other receivables decreased from approximately S$1.5 million as of June 30, 2023, to approximately S$0.8 million of June 30, 2024 respectively, primarily attributable to the offsetting of prepayment paid to a related party, LRS-Premium Pte. Ltd., against the operating lease expenses during the year.

Inventory

Our inventory was S$40,192 as of June 30, 2023, which primarily consists of raw food which are perishable items such as fresh ingredients as well as non-perishable items such as frozen food, dried food, canned food, beverages for the financial year ended June 30, 2023.

As of June 30, 2024, our inventory decreased by S$17,156 to S$23,036, mainly due to faster turnover as of June 30, 2024 to meet in demand of ordering towards year end.

Inventory is stated at the lower of cost or net realizable value. Cost is computed using actual purchase cost. We also review our inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. During the financial years as of June 30, 2023 and 2024, no indication of write down or impairment was required.

Accounts payables, accruals, and other current liabilities

	As of June 30,
	2023	2024
	$	$
Accounts payable	751,030	706,942
Payroll payable	105,735	98,399
Accruals expense	—	45,920
Deposits received	58,173	43,465
Other payable	47,816	57,024
	962,754	951,750

The general credit term from our major suppliers is 30 days. Our accounts payable decreased from approximately S$0.8 million to approximately S$0.7 million as of June 30, 2024, which was due to lower purchase towards the end of the financial period ended June 30, 2024.

The following table sets forth our average accounts’ payable turnover days for the financial years ended June 30, 2023 and 2024:

	As of June 30,
	2023	2024
Average accounts payable turnover days(1)	81	96

(1)	Average accounts payable turnover days is calculated using the total purchase for the respective year divided by the average of opening and ending of accounts payable balance for the respective year and multiplied the number of days in the respective year.

Our Company did not have any material default in payment of accounts payable during the financial years ended June 30, 2023 and 2024.

Payroll payable

Payroll payable represented expenses related to salaries and staff costs. Decrease in payroll payable by S$0.01 million in the financial year ended June 30, 2024, as compared to June 30, 2023, is mainly due to staff turnover.

Other payable

Other payable mainly consists of non-trade purchases, for example office supplies. As of June 30, 2023 and June 30, 2024, the increase from S$0.05 million to S$0.06 million is mainly due to slower repayment towards the end of the financial year ended June 30, 2024.

We did not have any material defaults in payment of other payables during the financial years ended June 30, 2023 and 2024.

Deposit received

Deposit received represented by deposit paid by a customer for food catering. As of June 30, 2023 and 2024, decrease in deposit received by S$0.06 million to S$0.04 million mainly due to the decrease in deposit placement received from buffet customers. As of June 30, 2023 and 2024, no major changes in deposit placement received from customers.

Bank borrowings

As of June 30, 2023, our bank borrowings amounted to S$1.8 million and are denominated in Singapore dollar and bears interest at a fixed rate ranging from 2.5% - 3.25% and variable rate at 6.2%. S$0.8 million of our bank borrowings constitute current liability and S$0.9 million constitutes non-current liability.

As of June 30, 2024, our bank borrowings amounted to S$1.1 million and are denominated in Singapore dollar and bears interest at a fixed rate ranging from 2.5% - 3.25%. and variable rate at 6.2%. S$0.8 million of our bank borrowings constitute current liability and S$0.3 million constitutes non-current liability.

Bank borrowings consisted of the following:

	Term of	Annual	As of June,
	repayments	interest rate	2023	2024

Term loans	Within 5 years	2.5-3.25%	1,550,230	943,784

Trust receipts	Within 150 days	6.2%	200,751	135,815
			1,750,981	1,079,599

Representing: -
Within 12 months			814,093	756,182
Over 1 year			936,888	323,417
			1,750,981	1,079,599

Income taxes payables

Our income taxes payable as of June 30, 2023 and 2024 was S$0.03 million and nil respectively. The decrease was mainly due to our Company being in a net loss position, hence there is no income tax payable as of June 30, 2024.

Commitments

Capital commitments

As of June 30, 2023 and 2024, we did not have any capital commitments.

Contingencies

In the ordinary course of business, we may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. We record contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2024 and up through the date of this Annual Report.

Capital Expenditures

Historical capital expenditures

For the years ended June 30, 2023 and 2024, our capital expenditures in relation to property and equipment were approximately S$0.04 million, S$0.01 million respectively. We principally funded our capital expenditures through cash flows from operations for the years ended June 30, 2023 and 2024.

Internal Control over Financial Reporting

Prior to the Offering, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal controls and our independent registered public accounting firm has not conducted an audit of our internal controls. Currently, we lack sufficient personnel adequately trained in U.S. GAAP. We intend to hire a specialized U.S. GAAP accounting expert to assist us in our financial reporting so as to avoid any inaccuracies in our financial statements.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 3 to the consolidated financial statements included elsewhere in this Annual Report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Use of Estimates and Assumptions

Significant accounting estimates reflected in our financial statements include the useful lives for property, plant and, assumptions used in assessing right of use assets, and uncertain tax position. Economic conditions may increase the inherent uncertainty in the estimates and assumptions indicated above. Actual results may differ from previously estimated amounts, and such differences may be material to our financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected prospectively in the period they occur. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from these estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this Annual Report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Revenue Recognition

We recognized our revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC606”). We recognize revenue to depict the transfer of food catering to customers in an amount that reflects the consideration to which we expect to receive in exchange for those food catering. An asset is transferred when the customer obtains control of that asset. It also requires us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of food catering transfers to a customer.

To achieve that core principle, we apply the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

We account for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

In accordance with ASC 340-40, which requires the capitalization of all incremental costs from obtaining and fulfilling a contract with a customer if such costs are expected to be recovered with the period of more than one year, we capitalize certain contract acquisition costs consisting primarily of consulting fees, and expect such consulting fees as a result of obtaining customer contracts to be recoverable. For contracts with the realization period of less than one year, the guidance provides a practical expedient that permits an entity to immediately expense contract acquisition costs when the asset that would have resulted from capitalizing these costs would have been amortized in one year or less.

We recognize revenue for food catering sold upon delivery to the customer, which is when we have satisfied a performance obligation by transferring control of a food to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation, which is the amount of the consideration in the contract to which our Company expects to be entitled in exchange for transferring the promised goods or services. Payments are typically received at the point control transfers or in accordance with payment terms customary to the business.

Property and equipment, net

Property and equipment, net, is tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

The recoverable amounts of property and equipment, net, have been determined based on higher of the fair value less costs to sell or value-in use calculations. If the carrying amounts exceed the recoverable amounts, an impairment is recognized to profit or loss for the differences.

Property and equipment, net, are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis or declining balance method over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Expected useful life
Renovation	5 years
Furniture & Fittings	3 years
Office equipment	5 years
Machinery and equipment	5 years
Motor vehicles	5 years

Expenditure for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditure for major renewals and betterment that substantially extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the statements of operations and comprehensive loss.

Impairment of long-lived assets

Our Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, our Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, our Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized for year ended June 30, 2023 and 2024.

Once an impairment is determined, the actual impairment recognized is the difference between the carrying amount and the fair value as estimated using one of the following approaches: income, cost and/or market. Assets which are to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The carrying amount of a long-lived asset or asset group is considered impaired when the anticipated undiscounted cash flows from such asset or asset group are less than its carrying amount. In that event, a loss is recorded in “Impairment of long-lived assets” on our Statements of Operations and Comprehensive Income (Loss) based on the amount by which the carrying amount exceeds the fair value of the long-lived asset or asset group. Fair value, using the income approach, is determined primarily using a discounted cash flow model that uses the estimated cash flows associated with the asset or asset group under review, discounted at a rate commensurate with the risk involved. Fair value, utilizing the cost approach, is determined based on the replacement cost of the asset reduced for, among other things, depreciation and obsolescence. Fair value, utilizing the market approach, benchmarks the fair value against the carrying amount.

Provisions

Provisions are recognized when our Company has a present obligation, legal or constructive, as a result of a previous event, if it is probable that our Company will be required to settle the obligation and a reliable estimate can be made of the obligation. The amount recognized is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligations. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate of the expected future cash flows.

Trade and other payables

Trade and other payables are initially measured at amortized cost, using effective interest method.

Concentration of Credit Risk

Financial instruments that potentially subject our Company to credit risk consist of cash on hand, our Company’s demand deposit placed with financial institutions. Bank and cash balances are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. As of June 30, 2023 and 2024, bank and cash balances of S$0.1 million and S$0.03 million respectively were maintained at financial institutions in Singapore, of which were subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Liquidity Risk

Liquidity risk is the risk that our Company will not be able to meet its financial obligations as they become due. Our Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Impact of Inflation

The types of inflationary pressures that affected our Company has primarily related to raw material costs, staff salaries and related costs. Inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in Singapore or globally in the future.

Seasonality

We have not observed any significant seasonal trends. Our directors believe that there is no apparent seasonality factor affecting the industry that our Company is operating in.

Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily indicative of future operating results or financial condition.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We currently have a total of S$3.5 million bank facilities available from financial institutions in Singapore of which aggregate of S$3.0 million has been drawdown as of June 30, 2024. These facilities bear annual interest at a fixed rate ranging at 2.5% to 3.25% and variable rate at 6.2%. Bank borrowings are repayable in 150 days to 5 years. The fixed interest rates were not affected by the effects of market changes in interest rates.

Credit Risk

Credit risk is the potential financial loss to our Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to our Company, as and when they fall due. As our Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables, and cash presented on the consolidated statements of financial position. Our Company has no other financial assets which carry significant exposure to credit risk.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

Our reporting currency is the Singapore dollar, and almost all of our revenues and other expenses are denominated in Singapore dollar currency.

Recent accounting pronouncements

Our Company considers the applicability and impact of all Accounting Standards Updates (“ASU”). Management periodically reviews new accounting standards that are issued. Under the JOBS Act, our Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In May 2020, the Financial Accounting Standard Board (“FASB”) issued ASU 2020-05, which is an update to ASU Update No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2020, the FASB issued ASU No. 2020-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. Our Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-08, Codification Improvements to Subtopic 310-20, Receivables — Nonrefundable Fees and Other Costs. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2021-08 is effective for our Company for annual and interim reporting periods beginning July 1, 2021. Early application is not permitted. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. Our Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-10, Codification Improvements. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2021-10 is effective for annual periods beginning after December 15, 2021 for public business entities. Early application is permitted. The amendments in this Update should be applied retrospectively. Our Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In July 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows.

Except as mentioned above, our Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

ITEM 6. DIRECTORS, OFFICERS AND SENIOR MANAGEMENT

6.A. Directors and Executive Officers

As of the date of this Annual Report, the following table sets forth the names, ages and titles of our Directors, Executive Officers and key personnel:

Name	Age	Title

Executive Directors and Executive Officers:

Mr. Gao Lianquan	46	Executive Director and Chief Executive Officer

Mr. Yu Chun Yin	42	Executive Director

Key Personnel:

Ms. Loh Hui Ying	43	Chief Financial Officer

Ms. Zhang Xiaoying	36	Operation Manager

Independent Director:

Mr. Lin Sin Hoe, Wills	54	Independent Director

Mr. Chai Ming Hui	49	Independent Director

Mr. Lum Kian San, Alvin	34	Independent Director

No arrangement or understanding exists between any such Director or Executive Officer and any other persons pursuant to which any Director or Executive Officer was elected as a Director or Executive Officer. Our Directors are elected annually and serve until their successors take office or until their death, resignation or removal. The Executive Officers serve at the pleasure of our Board.

Executive Directors and Executive Officers:

Mr. Gao Lianquan (“Mr. Gao”) is our Executive Director and Chief Executive Officer. Mr. Gao is responsible for the development and execution of our Group’s business strategies and plans as well as overseeing our Group’s financial performance, investments and other business ventures. Mr. Gao is the founder of our Group. He is the spouse of Ms. Zhang.

Mr. Gao attained his secondary education from Nanxing Middle School, Fujian Nan’an, People’s Republic of China in 1997. He has over 11 years of experience being an entrepreneur. In 2006, he founded Premium-Rich Engineering Pte. Ltd., which carries on the business of general metal engineering and steel structure engineering. In 2012, Mr. Gao expanded his entrepreneurial expertise by venturing into Premium Catering, and since 2018, he has been serving as the Executive Director and Chief Executive Officer of Premium Catering. Premium Catering’s success is all attributable to Mr. Gao’s leadership and pioneering works with workers’ dormitories, particularly, by introducing Smart Incubator catering services to foreign employees in Singapore.

Mr. Yu Chun Yin (“Mr. Yu”) is our Executive Director. Mr. Yu is responsible for overall operation and management of our Group’s business and formulation of our business plans and growth strategies.

Mr. Yu attained his secondary education in Hong Kong in 1998. Prior to joining our Group as Executive Director on 30 May 2023, Mr. Yu has had over 20 years of work experience in investment and property management, especially in providing property management-related services.

Since 2002, Mr. Yu has been working at Ricacorp Property Ltd., a real estate agency company in Hong Kong, where he is primarily responsible for formulating business plans and growth strategies, organizing property briefings, planning for the monthly marketing and the sale and leasing of properties. Mr, Yu is also licensed by the estate agents authority in Hong Kong.

From 2020, Mr. Yu has also been serving as the sole director at City Heights Investment Limited. As the sole director, Mr. Yu utilizes his expertise in property investment and is responsible for sourcing, identifying and evaluating suitable investment opportunities, as well as in monitoring the investments made. City Heights Investment Limited is a private equity real estate investment firm in Hong Kong with asset under management of over US$20 million.

Key Personnel:

Ms. Loh Hui Ying (“Ms. Loh”) is our Chief Financial Officer. Ms. Loh is responsible for the following matters relating to our Group:

●	financial reporting of our Company, including managing accounting operations, statutory financial audit reporting and coordinating corporate tax submissions;
●	preparation of budget and financial forecasts and
●	development and implementation of financial policies and procedures in business process.

Ms. Loh has over 20 years of work experience in auditing, accounting and financial management function. From 2003 to 2008, Ms. Loh worked at KPMG LLP Malaysia as an audit associate and KPMG Singapore as a senior associate, where she worked as a team leader in various audit assignments. From October 2008 to May 2013, Ms. Loh worked as an accountant and was later promoted to the position as an accounting manager at Swiber Holdings Limited under the offshore services division where she was responsible for accounting and financial functions. Ms. Loh then worked at Frigstad Group as a senior project accountant from May 2013 to March 2016 where she was primarily responsible for overseeing project accounting function. From March 2017 to May 2019, she worked as a senior manager in the finance department with her last position as a financial controller in Design Studio Group Ltd. under the project services division. From May 2019 to August 2022, she was the vice president at Banking Computer Services Private Limited where she was responsible for financial reporting, finance business partnering and business forecast. She was also part of the team leader in business transformation project to transform the company to standard of international peers, industry and regulator expectations. Since September 2022, Ms. Loh is currently a director of Ace Excellent Consulting Pte. Ltd, an advisory and consulting firm in Singapore where she is mainly responsible for overseeing all functions of the firm. Since April 2023, she joined our Group as the chief financial officer for Premium Catering, which is the operating subsidiary of our Group.

Ms. Loh obtained a degree of Bachelor of Business Commerce from the University of Royal Melbourne Institution of Technology in December 2002. She has completed the CPA Program in Australia in 2007, and has also completed the Institute of Singapore Chartered Accountants Course and examination in Singapore in 2015. Ms. Loh was a Certified Practicing Accountant of the CPA Australia from October 2007 to December 2015, and has been a Chartered Accountant of the Institute of Singapore Chartered Accountant since 2015.

Ms. Zhang Xiaoying (“Ms. Zhang”) is our Operation Manager. Ms. Zhang is responsible for the following matters relating to our Group:

●	developing marketing strategies and achieving goals within our Group’s budget;
●	organizing training and implementing performance management to strengthen team building;
●	ensuring the food provided by our Group is healthy, hygienic and flavorful;
●	formulating annual sales targets and development plans;
●	excavating potential customers or existing customer resources by providing customize service plans according to customer needs and program plans;
●	carrying out key customer research and follow up on customer needs; and
●	managing the sales team by monitoring the pre-sales and after-sales services.

Ms. Zhang has over 13 years of work experience in managing the operations and administrations of companies in Singapore. From 2010 to 2012, she was employed as an administrative manager at Premium-Rich Engineering Pte. Ltd. Since 2012, Ms. Zhang has been the Operation Manager of Premium Catering. She is the spouse of Mr. Gao.

During the course of her employment, Ms. Zhang has completed the Food Safety Management Course organized by the Singapore Food Agency in October 2021; the WSQ assessment titled “Apply Food Safety Management Systems for Food Service Establishments” and has attained the relevant certification from the Asian Culinary Institute of Singapore on January 6, 2021; and she also underwent the Halal training program by Warees Halal Limited, where she served as a Halal team leader.

Independent Directors

Mr. Lum Kian San, Alvin (“Mr. Lum”) began serving as an independent Director on September 25, 2024, which is the date our Company was listed on the Nasdaq Capital Market. Mr. Lum also serves as chairman of the audit committee and as a member of the compensation and nomination committees.

Mr. Lum is currently holding key management positions in accounting and finance. Since 2019, he has been the director of CFO CA Pte. Ltd. As the director, he monitors income and expenses and ensures the safe maintenance of all company records. He also participates in budget planning, and is responsible for formulating company policies. In addition to his role as chief financial officer, he has since been a director at Your Corporate Solutions Pte. Ltd in 2022, where he offers professional accounting services to corporate clients, and collaborates with the board of directors to create and implement plans to attain the company’s business objectives.

Mr. Lum started his career as an accountant in KPMG, and then Ernst & Young LLP before progressing into several corporate and managerial positions in accounting and finance.

Mr. Lum obtained a Bachelor’s degree in accountancy from University of Malaya in 2012. He is also an Admitted Member of the Association of Chartered Certified Accountants (ACCA) and a Certified Member of Malaysian Institute of Accountants (MIA).

Mr. Lin Sin Hoe, Wills (“Mr. Lin”) began serving as an independent Director on September 25, 2024, which is the date our Company was listed on the Nasdaq Capital Market. . Mr. Lin also serves as chairman of the nomination committee and as a member of the compensation and audit committees.

Mr. Lin is currently the executive director of East Asia Investments Holdings Limited (Listed in Kosdaq 900100.KQ) and the managing director of Asia Hausse Investments Pte Ltd, which is a business management and investment holding company with investments in Southeast Asia China and Korea. He has been serving as the executive director and managing director in these companies since 2009 and 2004 respectively.

Mr. Lin has more than 28 years of experience as an entrepreneur in a wide array of industries, and he possesses a strong foundation in business management and deal negotiation.

Mr. Lin graduated from Thames Business School with a Higher Diploma in Marketing in 1994.

Mr. Chai Ming Hui (“Mr. Chai”) began serving as an independent Director on September 25, 2024, which is the date our Company was listed on the Nasdaq Capital Market. Mr. Chai also serves as chairman of the compensation committee and as a member of the audit and nomination committees.

Mr. Chai has been the managing director at Zegen Capital Pte. Ltd, a management consultancy firm, since December 2022. Mr. Chai provides corporate advisory services to clients in three main areas: financial, technological and manpower support. As the managing director, he is also responsible for executing day-to-day operations as well as the business development of the management consultancy firm. Mr. Chai is also currently serving as the independent director of Sing Asia Holdings Limited, a company listed on the GEM Board of the Hong Kong Stock Exchange.

From 2009 to 2022, he was a remisier at OCBC Securities Pte. Ltd., and Amfraser Securities Pte Ltd., where he developed a set of diverse skillsets in financial modelling, portfolio management, and equity and debt restructuring. Mr. Chai is also well versed in the initial public offering and reverse takeover process, as well as merger and acquisitions in the two major financial hubs in Asia, Singapore and Hong Kong.

Mr. Chai obtained a Master’s degree in Business Administration from the Southern Illinois University Carbondale, United States and a Bachelor’s degree in mechanical engineering from Nanyang Technological University.

Committees of our Board of Directors

We have established an audit committee, a compensation committee and a nomination committee, each of which operates pursuant to a charter adopted by our Board. The Board may also establish other committees from time to time to assist our Company and the Board. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Each committee’s charter is available on our website at http://premium-catering.com.sg/. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this Annual Report.

Audit committee

The members of our audit committee are Mr. Lin, Mr. Lum and Mr. Chai, all of whom are Independent Directors, and is chaired by Mr. Lum. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Mr. Lum as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;
●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and
●	reviewing earnings releases.

Amended Audit Committee Charter

On October 31, 2024, our Board of Directors authorized and approved an amendment to the Audit Committee Charter (the “Audit Committee Charter”) pursuant to which it adopted a cybersecurity policy (the “Cybersecurity Policy”) and further approved that the Audit Committee will have full authority and powers to implement the Cybersecurity Policy. The Audit Committee Charter provides the members of the Audit Committee with authorization and authority to conduct continuous analysis of and review for any potential cybersecurity risks as part of the Company’s overall risk management program and to create a cyber-resilient organization, which will contribute to the value preservation of the Company. The Audit Committee Charter further provides authority and responsibility to the members of the Audit Committee to: (i) understand the economic drivers and impact of cyber risk, including the financial impact to our Company; (ii) align cyber-risk management policies with our business needs by integrating cyber-risk analysis into significant business decisions; (iii) ensure our organizational structure supports cybersecurity goals; and (iv) incorporate cybersecurity expertise into board governance.

Compensation committee

The members of our compensation committee are Mr. Lin, Mr. Lum and Mr. Chai, all of whom are Independent Directors, and is chaired by Mr. Chai. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee’s responsibilities include:

●	evaluating the performance of our Chief Executive Officer in light of our Company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the Board the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;
●	reviewing and recommending to the Board the cash compensation of our other Executive Officers;
●	reviewing and establishing our overall management compensation, philosophy and policy;
●	overseeing and administering our compensation and similar plans;
●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq;
●	retaining and approving the compensation of any compensation advisors;
●	reviewing and approving our policies and procedures for the grant of equity-based awards;
●	reviewing and recommending to the Board the compensation of our Directors; and
●	preparing the compensation committee report required by SEC rules, if and when required.

Compensation committee charter

On October 31, 2024, our Board of Directors authorized and approved an amendment to the Compensation Committee Charter (the “Compensation Committee Charter”) pursuant to which it adopted a compensation recovery policy (the “Compensation Recovery Policy”) and further approved that the Compensation Committee will have full authority and powers to implement the Compensation Recovery Policy. The Compensation Committee Charter provides the members of the Compensation Committee with authorization and authority to carry out such duties and responsibilities associated with the Compensation Recovery Policy. The Compensation Committee shall, in the event of a restatement of the Company’s financial statements, have the authority and power to: (i) determine such executive officers who served at any time during the performance period for the incentive-based compensation; (ii) determine the relevant recovery period; (iii) determine the amount of incentive-based compensation that must be subject to the Company’s Compensation Recovery Policy and establish procedures for recovery; (iv) maintain documentation of the above-referenced determinations; and (v) prepare and have filed all disclosures with respect to the Compensation Recovery Policy in accordance with Federal securities laws, including the disclosure required by the applicable Securities and Commission filings.

Nomination committee

The members of our nomination committee are Mr. Lin, Mr. Lum and Mr. Chai, all of whom are Independent Directors, and is chaired by Mr. Lin. Our Board has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq. The nomination committee’s responsibilities include:

●	developing and recommending to the Board’s criteria for board and committee membership;
●	establishing procedures for identifying and evaluating Director candidates, including nominees recommended by stockholders; and
●	reviewing the composition of the Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Corporate Governance

We have adopted a formal policy regarding board diversity and our nomination committee and Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Status

The Nasdaq include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq in respect of the following:

●	the Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules.

Code of Conduct and Code of Ethics

We have adopted a written code of business conduct and ethics that applies to our Directors, Executive Officers and employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is posted on the Corporate Governance section of our website, which is located at https://premium-catering.com.sg. The information on our website is deemed not to be incorporated in this Annual Report or to be a part of this Annual Report. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our Directors, Executive Officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq.

Insider Trading Policies

Effective October 23, 2000, the SEC adopted rules related to insider trading. One of these rules, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an exemption to the insider trading rules in the form of an affirmative defense. Rule 10b5-1 recognizes the creation of formal programs under which executives and other insiders may sell the securities of publicly traded companies on a regular basis pursuant to written plans that are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1.

Our Board has adopted an insider trading policy that allows insiders to sell securities of our Company pursuant to pre-arranged trading plans.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT/EXECUTIVE PERSONNEL

Compensation of Executive Directors and Executive Officers

For the financial year ended June 30, 2024, we paid an aggregate of approximately S$222,000 in cash to our Executive Directors and Executive Officers. For the financial year ended June 30, 2023, we paid an aggregate of approximately S$164,000 in cash to our Executive Directors and Executive Officers.

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (S$’000)	Bonus (S$’000)

Mr. Gao Lianquan, Executive Director and Chief Executive Officer	2024	100	-
	2023	95	8

Mr. Yu Chun Yin, Executive Director	2024	-	-
	2023	-	-

Ms. Loh Hui Ying, Chief Financial Officer	2024	72	-
	2023	13	-

Ms. Zhang Xiaoying, Operation Manager	2024	50	-
	2023	44	4

Mr. Lin Sin Hoe, Wills, Independent Director	2024
	2023	-	-

Mr. Chai Ming Hui, Independent Director	2024
	2023	-	-

Mr. Lum Kian San, Alvin, Independent Director	2024
	2023	-	-

Employment Agreements

Employment agreement between Mr. Gao Lianquan and Premium Catering

We have entered into an employment agreement with Mr. Gao pursuant to which he is employed as the Chief Executive Officer of Premium Catering. The agreement provides for an annual base salary in the amount of S$99,600. Mr. Gao’s employment will begin for an initial term of one year. The initial term will automatically renew for successive one-year terms subject to termination by either party to the agreement upon 60 days’ prior written notice or the equivalent salary in lieu of such notice and until the Director successor is duly elected and qualified. The agreement also provides that Mr. Gao shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with our Group.

Employment agreement between Mr. Yu Chun Yin and Premium Catering

Effective September 23, 2024, Mr. Yu entered into an employment agreement with Premium Catering pursuant to which he was employed as a Director of Premium Catering. The agreement provides for an annual base salary in the amount of US$24,000. Under the terms of the agreement, Mr. Yu’s employment will begin for an initial term of one year. The initial term will automatically renew for successive one-year terms subject to termination by either party to the agreement upon 60 days’ prior written notice or the equivalent salary in lieu of such notice and until the Director successor is duly elected and qualified. The agreement also provides that Mr. Yu shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with our Group.

Employment agreement between Ms. Loh Hui Ying and Premium Catering

Effective September 23, 2024, we entered into an employment agreement with Ms. Loh pursuant to which she was employed as the Chief Financial Officer of Premium Catering. The agreement provides for an annual base salary in the amount of S$72,000. Under the terms of the agreement, Ms. Loh’s employment will begin for an initial term of one year. The initial term will automatically renew for successive one-year terms subject to termination by either party to the agreement upon 60 days’ prior written notice or the equivalent salary in lieu of such notice and until the chief financial officer successor is duly elected and qualified. The agreement also provides that Ms. Loh shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with our Group.

Employment agreement between Ms. Zhang Xiaoying and Premium Catering

Effective September 23, 2024, we entered into an employment agreement with Ms. Zhang pursuant to which she was employed as the operation manager of Premium Catering. The agreement provides for an annual base salary in the amount of S$50,400. Under the terms of the agreement, Ms. Zhang’s employment will begin for an initial term of one year. The initial term will automatically renew for successive one-year terms subject to termination by either party to the agreement upon 60 days’ prior written notice or the equivalent salary in lieu of such notice and until the operation manager successor is duly elected and qualified. The agreement also provides that Ms. Zhang shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with our Group.

Directors’ Agreements

Each of our Directors has entered into a director’s agreement with our Company. The terms and conditions of such Directors’ Agreements are similar in all material aspects. Each director’s agreement is for an initial term of one year and will automatically renew for successive one-year terms subject to termination by either party to the agreement upon 60 days’ prior written notice or the equivalent salary in lieu of such notice and until the Director successor is duly elected and qualified. Each Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her director’s agreement will remain in full force and effect. Any director’s agreement may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of our Company’s issued and outstanding shares entitled to vote.

Under the Directors’ agreements, the initial annual director fees that are payable to our Independent Director are US$18,000 to Mr. Lin, US$18,000 to Mr. Chai and US$18,000 to Mr. Lum respectively. Such director fees are payable in cash on a monthly basis.

In addition, our Directors will be entitled to participate in such share option scheme as may be adopted by our Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the Board; provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Director.

Other than as disclosed above, none of our Directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information regarding beneficial ownership of our capital stock by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;
●	each of our named executive officers;
●	each of our directors and director nominees; and
●	all of our current executive officers, directors and director nominees as a group.

Applicable percentage ownership is based on 16,000,000 Ordinary Shares of our Company issued and outstanding as of the date of this Annual Report.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown. As of the date hereof, we have 4 registered shareholders of record of our Ordinary Shares.

Unless otherwise noted below, the address of each person listed on the table is 6 Woodlands Walk, Singapore 738398.

	Shares Beneficially Owned
Name of Beneficial Owners	Number	Percentage %

Named Executive Directors, Executive Officers and Key Personnel:

Mr. Gao Lianquan	105,000	0.66

Mr. Yu Chun Yin	10,547,250	65.92

Ms. Loh Hui Ying	-	-

Ms. Zhang Xiaoying

Independent Directors:

Mr. Lin Sin Hoe, Wills	-	-

Mr. Chai Ming Hui	-	-

Mr. Lum Kian San, Alvin	-	-

5% Shareholders:

Hero Global Enterprises Limited *	10,547,250	65.92

* Hero Global Enterprises Limited is wholly-owned by Mr. Yu, a director and our indirect controlling shareholder and accordingly, holds the voting and/or investment control over its shares.

Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the financial years ended June 30, 2023 and 2024, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Singapore law.

The list of related parties and their relationship to our Group is as follows:

Related Party	Relationship with our Group

Hero Global Enterprises Limited	Controlling Shareholder of our Company

Mr. Gao Lianquan	Our Company’s Executive Director and Chief Executive Officer

Premium-Rich Engineering Pte. Ltd.	Mr. Gao Lianquan owns 100% of Premium-Rich Engineering Pte. Ltd.

LRS-Premium Pte. Ltd.	Mr. Gao Lianquan owns 60% of LRS- Premium Pte. Ltd.

Hing Fatt Building & Materials Pte. Ltd.	Mr. Gao Lianquan owns 100% of Hing Fatt Building & Materials Pte. Ltd.

Team General Construction Pte. Ltd.	Mr. Gao Lianquan owns 60% of Team General Construction Pte. Ltd. through his 100% shareholding in Premium-Rich Engineering Pte. Ltd.

Present And Ongoing Related Party Transactions

(a)	Supply of budget prepared meals and sublet partial space of property from our Company to Premium-Rich Engineering Pte. Ltd.; expenses paid on behalf by our Company for Premium-Rich Engineering Pte. Ltd.; deposit received from Premium-Rich Engineering Pte. Ltd. by our Company; trade balance due from Premium-Rich Engineering Pte. Ltd. and non-trade balance due from Premium-Rich Engineering Pte. Ltd.;

For the years ended June 30, 2023, and 2024, our Company supplied budget prepared meals and sublet part of our premises to Premium-Rich Engineering Pte. Ltd. We have also paid printing and telecommunication expenses, utilities expenses and manpower expenses for Premium-Rich Engineering Pte. Ltd. In addition, we have received rental deposit from Premium-Rich Engineering Pte. Ltd. As such, there were trade and non-trade balances due from Premium-Rich Engineering Pte. Ltd. as at June 30, 2024. Details of such transactions are as follows:

S$	As at June 30, 2023	As at June 30, 2024

Amount due from
Revenue from supply of budget prepared meals	532,704	209,202
Rental from sublet of part of premises	4,950	900
Printing and telco utilities expense paid on behalf	-	-
Manpower expenses paid on behalf	-	-
Deposits received	3,600	3,600
Trade balance due from Premium-Rich Engineering Pte. Ltd.	37,302	-
Non-trade balance due from Premium-Rich Engineering Pte. Ltd.	3,402	-
Expenses charged by you	99,518	12,747
Advances paid from you (Trade)	-	15,565
Expenses charged to you	2,952	-

(b)	Direct costs charged by Premium-Rich Engineering Pte. Ltd. to our Company and non-trade balance due to Premium-Rich Engineering Pte. Ltd.

For the years ended June 30, 2023 and 2024, there were direct costs charged by Premium-Rich Engineering Pte. Ltd. to our Company. As at June 30, 2023 and 2024, there were non-trade balances due to Premium-Rich Engineering Pte. Ltd. Details of such transactions are as follows:

S$	As at June 30, 2023	As at June 30, 2024

Amount due to
Direct costs charged	42,124	102,866
Non-trade balance due to Premium-Rich Engineering Pte. Ltd	24,744	40,602

(c)	Engagement of operating lease of Central Kitchen and facilities with LRS-Premium Pte. Ltd.; expenses paid by our Company for LRS-Premium Pte. Ltd.; prepaid of operating lease expenses and deposit by our Company to LRS-Premium Pte. Ltd; non-trade balance due to LRS-Premium Pte. Ltd.

During the years ended June 30, 2023 and 2024, our Company has entered a five-year lease to rent the Central Kitchen and operating facilities from LRS-Premium Pte. Ltd. as part of our business operation and we have paid the premise’s utilities expenses for LRS-Premium Pte. Ltd. and prepaid the operating lease expense and deposit of lease to LRS-Premium Pte. Ltd. As at June 30, 2023 and 2024, there were non-trade balances due to and due from LRS-Premium Pte. Ltd. Details of such transactions are as follows:

S$	As at June 30, 2023	As at June 30, 2024

Amount due to
Rental of Central Kitchen and facilities	622,915	1,149,996
Premise’s utilities expenses paid on behalf	205,984	456,477
Prepaid of operating lease expense	569,252	-
Deposit of lease	878,000	778,000
Non-trade balance due to LRS Premium Pte. Ltd.	100,915	813,724
	-	-
Amount due from	-	-
Non-trade balance due from LRS-Premium Pte. Ltd.	272,096	-

(d)	Supply of budget prepared meals and sublet partial space of property from our Company to Hing Fatt Building & Materials Pte. Ltd.; trade and non-trade balances due from Hing Fatt Building & Materials Pte. Ltd.

For the years ended June 30, 2023 and 2024, our Company supplied budget prepared meals and sublet part of our premises to Hing Fatt Building & Materials Pte. Ltd., trade balance due from Hing Fatt Building & Materials Pte. Ltd. and non-trade balances due from Hing Fatt Building & Materials Ptes. Ltd. Details of such transactions are as follows:

S$	As at June 30, 2023	As at June 30, 2024

Amount due from
Revenue from supply of budget prepared meals	6,484	56,521
Rental from sublet of part of premises	10,800	1,350
Trade balance due from Hing Fatt Building & Materials Pte. Ltd.	7,003	31,975
Non-trade balance due from Hing Fatt Building & Materials Pte. Ltd.	11,664	-

(e)	Expenses paid by our Company for Hing Fatt Building & Materials Pte. Ltd.; non-trade balance due to Hing Fatt Building & Materials Pte. Ltd.

For the years ended June 30, 2023 and 2024, our Company has paid the insurance expenses for Hing Fatt Building & Materials Pte. Ltd. and there were non-trade balances to from Hing Fatt Building & Materials Pte. Ltd. Details of such transactions are as follows:

S$	As at June 30, 2023	As at June 30, 2024

Amount due to
Insurance expenses paid on behalf	90	-
Non-trade balance due to Hing Fatt Building & Materials Pte. Ltd.	90	-

(f)	Supply of budget prepared meals to Team General Construction Pte. Ltd.; expenses paid by our Company for Team General Construction Pte. Ltd.; trade balance due from Team General Construction Pte. Ltd.

For the years ended June 30, 2023 and 2024, our Company supplied budget prepared meals to Team General Construction Pte. Ltd., manpower expenses paid by our Company for Team General Construction Pte. Ltd. and trade balance due from Team General Construction Pte. Ltd. Details of such transactions are as follows:

S$	As at June 30, 2023	As at June 30, 2024

Amount due from
Revenue from supply of budget prepared meals	106,037	205,586
Manpower expenses paid on behalf	47	-
Trade balance due from Team General Construction Pte. Ltd.	5,181	39,502
Rental income charge to you	-	61,580

(g)	Expenses paid by Team General Construction Pte. Ltd. for our Company; non-trade balance due to Team General Construction Pte. Ltd.

S$	As at June 30, 2023	As at June 30, 2024

Amount due to
Office supplies expenses paid on behalf	385	-
Non-trade balance due to Team General Construction Pte. Ltd.	65	-
Expense charge to you	-	2,100

(h)	Interest free loan facility of up to US$500,000 from Hero Global to our Company

On July 1, 2023, the Company signed a loan facility agreement with Hero Global for a loan facility of up to US$500,000 in connection with the paying of expenses of obtaining a listing of our shares. unsecured. The amount has been fully paid for as of November 4, 2024.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

LEGAL PROCEEDINGS

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

On September 26, 2024, we completed our initial public offering of 1,650,000 Ordinary Shares at a public offering price of US$4.75 per share. Total net proceeds to the Company from the Offering, after deducting discounts, expenses allowance and expenses, were approximately $6.994 million. The Ordinary Shares began trading on September 25, 2024 on the Nasdaq Capital Market (the “Nasdaq”) under the trading symbol “PC”.

History of Ordinary Shares Issuance

The following is a summary of our securities issuances in the past three years.

On May 30, 2023, we allotted and issued one share to Hero Global for cash at par but before the Forward Split, the Surrender and the Offering.

On September 4, 2023, we allotted and issued 7,838; 490; 490; 430 and 299 shares to Hero Global, Ms. Kong Chan, Trillion Able, Better Access and Mr. Gao respectively for cash at par. And on March 26, 2024, we allotted and issued 450 shares to United Source for cash at par.

On October 4, 2023, True Sage acquired 490 shares from Hero Global for $250,000.

On June 12, 2024, we allotted and issued one share to each of Hero Global and Mr. Gao credited as fully paid in consideration of their transfer of the entire issued share capital of Premium Catering to our wholly-owned subsidiary, Starry Grade Limited.

On June 12, 2024, following the Forward Split and Surrender, our total issued shares are held as to 10,547,250 shares by Hero Global, 645,750 shares by United Source, 703,150 shares by Ms. Kong, 703,150 shares by Trillion Able, 617,050 shares by Better Access, 430,500 shares by Mr. Gao and 703,150 shares by True Sage.

On September 26, 2024, we completed our initial public offering of 1,650,000 Ordinary Shares at a public offering price of US$4.75 per share. The total net proceeds to the Company from the Offering, after deducting discounts, expense allowance and expenses, were approximately $6.994 million.

Transfer Agent

The transfer agent and registrar for the ordinary shares of the Company is Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764; telephone: (303) 662-1112.

ITEM 10. ADDITIONAL INFORMATION

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

A copy of our amended and restated memorandum and articles of association were filed as exhibit 3.1 to the registration statement dated August 13, 2024 (and which is referred to in this section as, respectively, the “Memorandum” and the “Articles of Association”).

We are an exempted company incorporated with limited liability in the Cayman Islands and our affairs are now governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

Our authorized share capital was US$500,000 divided into 500,000,000 shares, par value of US$0.001 each. After the completion of a forward split on June 12, 2024 on the basis of 2,000 ordinary shares for every one share, our authorized share capital was changed to US$500,000 divided into 1,000,000,000,000 shares with a par value of US$0.0000005 each (the “Forward Split”).

The following are summaries of certain material provisions of the Amended and Restated Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our Amended and Restated Memorandum and Articles of Association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our Board. Our Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative for the time being entitled to vote at the meeting;
●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and
●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Amended and Restated Memorandum and Articles of Association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Amended and Restated Memorandum and Articles of Association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our Directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our Board in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our Board or by a majority of our Board. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or any other form approved by our Board. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of Nasdaq.

Our Board may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our Directors may from time to time require is paid to us in respect thereof.

If our Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the Nasdaq, be suspended and the register closed at such times and for such periods as our Board may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our Board may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our Board. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our Board. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our Amended and Restated Memorandum and Articles of Association authorizes our Board to issue additional ordinary shares from time to time as our Board shall determine, to the extent of available authorized but unissued shares.

Our Amended and Restated Memorandum and Articles of Association also authorizes our Board to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our Board may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our Amended and Restated Memorandum and Articles of Association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our Directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Material Contracts

Our material contracts, other than those entered into in the ordinary course of business, are described in Item 4, Item 6 and Item 7 or elsewhere in this Annual Report.

Dividends and Dividend Policy

No dividends have been declared or paid by the companies comprising our Group for the financial year ended June 30, 2024.

When considering the distribution of a dividend in the future, our Board shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our Board may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Companies Act and our Amended and Restated Memorandum and Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit, retained earnings, or share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. If our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our shares.

Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

Material Income Tax Considerations

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our shares, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our shares by U.S. Holders (as defined below) that acquire our shares in this offering and hold our shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our shares.

Dividends

The entire amount of any cash distribution paid with respect to our shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a USD amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into USD on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that USD value. If such dividends are converted into USD on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into USD on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its USD value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into USD on a date subsequent to receipt.

Sale or Other Disposition of Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such shares, each amount determined in USD. Any capital gain or loss will be long-term capital gain or loss if the shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than USD on the disposition of our shares will realize an amount equal to the USD value of the non-U.S. currency received at the spot rate on the date of sale (or, if the shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the USD value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the USD value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our shares following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our Company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our shares on the Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of shares held at the end of the taxable year over its adjusted tax basis of such shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the shares held at the end of the taxable year over the fair market value of such shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

Documents on Display

You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report on Form 20-F.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET Risk

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding loans or large deposit accounts.

Foreign Currency Exchange Rates

	June 30, 2024	June 30, 2023

Year-end US$:S$ exchange rate	1.3552	1.3523

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officer”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our disclosure controls and procedures were effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2024 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of June 30, 2024, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

During the financial year ended June 30, 2024, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. Our board of directors has determined that each member of our audit committee is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Lum as an “audit committee financial expert,” as defined under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is posted on the Corporate Governance section of our website, which is located at https://premium-catering.com.sg. The information on our website is deemed not to be incorporated in or to be a part of this Annual Report. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our Directors, Executive Officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by our auditors during the financial years ended June 30, 2024 and 2023:

	Financial Years Ended June 30,
	2024	2023
	$’000	$’000
Audit Fees	120	180
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	120	180

Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 6-K and for any other services that were normally provided by our independent auditor in connection with our statutory and regulatory filings or engagements.

Audit Related Fees consist of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees are fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with any private and public offerings conducted during such periods.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. However, our Audit Committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on Nasdaq. Therefore, we have a fully independent Audit Committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

Not applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of its securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of the Nasdaq.

ITEM 16K. CYBERSECURITY

The Company has adopted a Cybersecurity Policy governing the establishment and application of certain procedures and safeguards to identify potential cybersecurity risks and, in the event of a cybersecurity breach, the protocol for disclosing to the Securities and Exchange Commission, including possible remedies. We review cybersecurity risk as part of our overall risk-management program. This ensures that cybersecurity risk management remains a meaningful priority in our business strategy and operations. Our risk management strategy for cybersecurity generally includes:

1.	Identification: We aim to proactively identify the manners in which our business could be materially impacted by cybersecurity risks including:

a.	Cybersecurity Incidents - an unauthorized occurrence on or conducted through its information system that jeopardizes the confidentiality, integrity, or availability of its information systems or any information residing therein

b.	Cybersecurity Threats - any potential occurrence that may result in an unauthorized effort to adversely affect the confidentiality, integrity, or availability of its information systems or any information residing therein.

2.	Assessment: We periodically assess our risks relating to cybersecurity threats, including risks relating to our reliance on third parties. In so doing, we consider the likelihood and impact that could result from the manifesting of such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, including evaluating and if available obtaining cyber liability insurance, and aligning such cyber-risk management policies with the Company’s business needs by integrating cyber-risk analysis into significant business decisions.

3.	Management: If deemed appropriate, we design and implement reasonable safeguards to address any identified gaps in our existing processes and procedures, including annual cybersecurity awareness training emphasizing the use of strong passwords on all systems and aligning cyber-risk management policies with the Company’s needs by integrating cyber-risk analysis into significant business decisions and ensuring that the Company’s organization structure supports such cybersecurity goals.

4.	Evaluation: If a cybersecurity breach occurs, the Audit Committee will determine whether the Incident or Threat is “material” (.i.e. is there a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision or if it would have significantly altered the “total mix” of information made available?), assessing among other factors potential or actual financial impacts, reputational damage, and operational disruptions.

5.	Report: Establish and monitor an incident response approach requiring our Chief Financial officer to report to us, the full Board of Directors and legal counsel any cybersecurity concerns or events.

6.	Disclosure: To ensure compliance with SEC requirements and maintain overall stakeholder confidence in the Company, all material and known facts regarding the cybersecurity breach will be recorded, including their nature, scope, and financial implications; and a Form 6-K will be prepared and filed within four (4) business days after the determination that a “material” cybersecurity incident has occurred.

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended June 30, 2024.

The Audit Committee is the governance body involved in, and ultimately responsible for, cybersecurity oversight. They will generally coordinate with our Chief Financial Officer in this regard. If needed, the full Board would be updated on cybersecurity risks and incidents. None of our directors on the Audit Committee nor our Chief Financial Officer have particular experience in cybersecurity matters.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report:

INDEX TO PREMIUM CATERING (HOLDINGS) LIMITED AND SUBSIDIARIES AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of

PREMIUM CATERING (HOLDINGS) LIMITED AND ITS SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Premium Catering (Holdings) Limited and its subsidiaries (collectively referred to as the “Company”) as of June 30, 2023 and 2024, the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2024, and the results of its income (loss) and its cash flows for each of the three years in the period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred loss from operation, net current liability and has deficit on working capital that raise substantial doubt about its ability to continue as a going concern. Management’s plan regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC
Singapore

We have served as the Company’s auditor since 2023.

November 12, 2024

PREMIUM CATERING (HOLDINGS) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amount in dollar, except for share and per share data, or otherwise noted)

	As of June 30,
	2023	2024	2024
	S$	S$	US$
			(Note 3(d))
ASSETS
Current assets:
Cash and cash equivalents	117,527	34,237	25,263
Accounts receivable, net	702,746	428,577	316,247
Amount due from related parties	210,834	71,477	52,743
Inventories	40,192	23,036	16,998
Deposits, prepayments and other receivables	1,523,906	841,012	620,581
Total current assets	2,595,205	1,398,339	1,031,832

Non-current assets:
Property and equipment, net	301,624	183,950	135,736
Operating lease right-of-use assets	4,806,881	3,684,205	2,718,569
Deferred Offering Cost	-	1,376,650	1,015,828
Total non-current assets	5,108,505	5,244,805	3,870,133

TOTAL ASSETS	7,703,710	6,643,144	4,901,965

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payables, accruals, and other current liabilities	962,754	951,750	702,294
Amount due to related parties	-	869,892	641,892
Amount due to a shareholder	-	1,376,650	1,015,828
Bank borrowings	814,093	756,182	557,986
Lease liabilities	56,017	40,835	30,132
Operating lease payable	1,080,855	1,089,515	803,951
Income tax payable	33,986	-	-
Total current liabilities	2,947,705	5,084,824	3,752,083

Non-current liabilities:
Bank borrowings	936,888	323,417	238,649
Lease liabilities	80,507	20,716	15,287
Operating lease payable	3,726,026	2,668,293	1,968,928
Total non-current liabilities	4,743,421	3,012,426	2,222,864

TOTAL LIABILITIES	7,691,126	8,097,250	5,974,947

Commitments and contingencies	-	-

Shareholders’ equity
Share, par value US$0.0000005, 1,000,000,000,000 shares authorized, 20,000,000 shares issued and outstanding*	10	10	7
Additional paid-in capital	598,980	598,980	441,987
Retained earnings	(586,406)	(2,053,096)	(1,514,976)
Total shareholders’ equity	12,584	(1,454,106)	(1,072,982)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,703,710	6,643,144	4,901,965

*	Giving retroactive effect to the 2,000 for 1 share split effected on June 12, 2024.

See accompanying notes to consolidated financial statements.

PREMIUM CATERING (HOLDINGS) LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME (LOSS) /COMPREHENSIVE INCOME (LOSS)

(Amount in dollar, except for share and per share data, or otherwise noted)

	Years ended June 30,
	2022	2023	2024	2024
	S$	S$	S$	US$
				(Note 3(d))
Revenues, net	5,266,589	5,213,810	5,163,909	3,810,441

Cost of revenues	(3,997,436)	(4,066,566)	(4,330,233)	(3,195,272)

Gross profit	1,269,153	1,147,244	833,676	615,169

Operating expenses:
Selling and distribution	(11,000)	(27,719)	(39,884)	(29,430)
General and administrative	(1,062,174)	(1,516,758)	(2,280,498)	(1,682,776)
Total operating expenses	(1,073,174)	(1,544,477)	(2,320,382)	(1,712,206)

Income (Loss) from operations	195,979	(397,233)	(1,486,706)	(1,097,037)

Other income (expense):
Interest expense	(76,418)	(134,430)	(165,151)	(121,865)
Government grants	169,675	22,270	29,305	21,624
Other income	258,097	67,648	157,675	116,348
Total other income (expense), net	351,354	(44,512)	21,829	16,107

Income (Loss) before income taxes	547,333	(441,745)	(1,464,877)	(1,080,930)

Income tax expense	(33,999)	-	(1,813)	(1,338)

NET INCOME (LOSS) / COMPREHENSIVE INCOME (LOSS)	513,334	(441,745)	(1,466,690)	(1,082,268)

Net income (loss) per share attributable to shareholders
Basic and diluted*	0.03	(0.02)	(0.07)	(0.05)

Weighted average number of Shares outstanding
Basic and diluted*	20,000,000	20,000,000	20,000,000	20,000,000

*	Giving retroactive effect to the 2,000 for 1 share split effected on June 12, 2024.

See accompanying notes to consolidated financial statements.

PREMIUM CATERING (HOLDINGS) LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in dollar, except for share and per share data, or otherwise noted)

	Shares		Additional		Total
	No. of shares*	Amount	paid-in capital	Retained earnings	shareholders’ equity
		S$	S$	S$	S$

Balance as of July 1, 2021	20,000,000	10	598,980	412,005	1,010,995
Interim Dividends	-	-	-	(200,000)	(200,000)
Net income	-	-	-	513,334	513,334
Balance as of June 30, 2022	20,000,000	10	598,980	725,339	1,324,329
Dividends declared to the former shareholders	-	-	-	(870,000)	(870,000)
Net loss	-	-	-	(441,745)	(441,745)
Balance as of June 30, 2023	20,000,000	10	598,980	(586,406)	12,584
Net loss	-	-	-	(1,466,690)	(1,466,690)
Balance as of June 30, 2024	20,000,000	10	598,980	(2,053,096)	(1,454,106)

*	Giving retroactive effect to the 2,000 for 1 share split effected on June 12, 2024.

See accompanying notes to consolidated financial statements.

PREMIUM CATERING (HOLDINGS) LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in dollars, except for share and per share data, or otherwise noted)

	Years ended June 30,
	2022	2023	2024	2024
	S$	S$	S$	US$
				(Note 3(d))
Cash flows from operating activities:
Net income/ (loss)	513,334	(441,745)	(1,466,690)	(1,082,268)
Adjustments to reconcile net income /(loss) to net cash provided by operating activities
Depreciation of property and equipment	92,517	117,288	97,036	71,603
Write off of property and equipment	-	18,975	-	-
Gain on disposal of property and equipment	-	-	(37,433)	(27,622)
Gain on disposal of subsidiary	(169,753)	-	-	-
Amortization of right-of- use assets	186,179	728,015	1,160,376	856,240
Change in operating assets and liabilities:
(Increase)/decrease in accounts receivables	(242,975)	105,869	274,169	202,309
Decrease in related parties	1,973,965	507,793	1,009,249	744,723
Increase in amount due to a shareholder	-	-	(1,376,650)	(1,015,828)
(Increase)/decrease in inventories	-	(40,192)	17,156	12,660
(Increase) /decrease in deposits, prepayments and other receivables	(2,107,472)	715,036	2,059,544	1,519,734
(Decrease)/increase in accounts payables, accruals and other current liabilities	(379,832)	425,764	(11,003)	(8,121)
Decrease in operating lease liabilities	(186,179)	(728,015)	(1,086,774)	(801,929)
Income tax payable / (receivable)	26,293	(73,732)	(33,986)	(25,078)
Net cash (used in) /provided by operating activities	(293,923)	1,335,056	604,994	446,423

Cash flows from investing activities:
Purchase of property and equipment	(1,183,823)	(44,958)	(10,350)	(7,637)
Proceed on disposal of plant and equipment	100,000	-	68,421	50,488
Net cash (used in)/provided by investing activities	(1,083,823)	(44,958)	58,071	42,851

Cash flows from financing activities:
Drawdown/ (repayment) of bank borrowings	46,582	(387,122)	(671,382)	(495,412)
Drawdown/ (repayment) of finance lease	129,022	(57,000)	(74,973)	(55,322)
Dividend paid	-	(870,000)	-	-
Net cash (used in) /provided by financing activities	175,604	(1,314,122)	(746,355)	(550,734)

Net change in cash and cash equivalent	(1,202,142)	(24,024)	(83,290)	(61,460)

BEGINNING OF YEAR	1,343,693	141,551	117,527	86,723

END OF YEAR	141,551	117,527	34,237	25,263

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	7,707	73,732	1,813	1,338
Cash paid for interest	76,418	134,430	165,151	121,865

See accompanying notes to consolidated financial statements.

PREMIUM CATERING (HOLDINGS) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2024

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Premium Catering (Holdings) Limited was incorporated in the Cayman Islands on May 30, 2023 as an investment holding company. Our Company conducts its primary operations, through its subsidiary that is incorporated and domiciled in Singapore namely, Premium Catering Private Limited. The subsidiary is mainly engaged in the business of food catering for function, events and workers in Singapore. Our Company has 11 years of experience in the catering in the food industry.

Premium Catering (Holdings) Limited

Our Company was incorporated in the Cayman Islands with limited liability on May 30, 2023 and the initial 1 share (“Initial Share”) was transferred to Hero Global on the same date for cash at par. The initial authorized share capital is 500,000,000 shares of a par value of US$0.001 each. On September 4, 2023, Hero Global, United Source, Ms. Kong, Trillion Able, Better Access and Mr. Gao further subscribed for 7,838, 450, 490, 490, 430 and 299 shares for cash at par resulting in Hero Global holding approximately 78.38%, 4.50%, 4.90%, 4.90%, 4.30% and 3.00% entire issued share capital of our Company. On October 4, 2023, True Sage acquired from Hero Global 4.90% of the issued share capital of our Company. Following the issuance of shares, 7,350, 450, 490, 490, 430, 490 and 300 shares are held by Hero Global, United Source, Ms. Kong, Trillion Able, Better Access, True Sage and Mr. Gao, as to approximately 73.50%, 4.50%, 4.90%, 4.90%, 4.30%, 4.90% and 3.00% of the issued share capital of our Company respectively.

Starry Grade Limited

On September 4, 2023 Starry Grade was incorporated in the BVI with limited liability. Starry Grade is authorized to issue a maximum of 50,000 shares of a single class each with a par value of US$1.00. On September 20, 2023, our Company subscribed for, and Starry Grade allotted and issued to it 10 shares for cash at par.

Reorganization

Premium Catering Private Limited

On June 12, 2024, Hero Global, Mr. Gao and our Company entered into a sale and purchase agreement pursuant to which Hero Global and Mr. Gao transferred their 97% and 3% shareholding interest, respectively, in Premium Catering to Starry Grade. The consideration is settled by our Company allotting and issuing 1 share to Hero Global and 1 share to Mr. Gao, credited as fully paid.

Upon completion of our reorganization whereby the entire share capital of Premium Catering were transferred, our Group comprised Starry Grade and Premium Catering as our direct and indirect wholly-owned subsidiaries, respectively.

Our Company completed the reorganization of Premium Catering under common control of its then existing shareholders, who collectively owned all the equity interests of Premium Catering prior to the reorganization. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of our Company.

Description of subsidiaries incorporated and controlled by our Company

Name	Background	Effective ownership

Starry Grade Limited	Investment holding	100%

Premium Catering Private Limited	Principally engaged in the business of food catering for function, events and workers	100%

The accompanying consolidated financial statements are presented assuming that our Company was in existence at the beginning of the first period presented.

NOTE－2 LIQUIDITY AND GOING CONCERN

The accompanying financial statements have been prepared in conformity with U.S. GAAP which contemplates continuation of our Company on a going concern basis. The going concern basis assumes that assets are realized, and liabilities are settled in the ordinary course of business at amounts disclosed in the financial statements. Our Company’s ability to continue as a going concern depends upon its ability to market and sell its products to generate positive operating cash flows. For the year ended June 30, 2024, our Company reported net loss of S$1,466,690. As of June 30, 2024, our Company’s working capital deficit was S$3,686,485. These conditions give rise to substantial doubt as to whether our Company will be able to continue as a going concern.

To sustain its ability to support our Company’s operating activities, our Company may have to consider supplementing its available sources of funds through the following sources:

●	cash generated from operations;
●	proceed from Initial Public Offering;
●	other available sources of financing from Singapore banks and other financial institutions;
●	financial comfort from our Company’s related party; and
●	financial support from our Company’s shareholder.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on our Company’s business. All of these factors raise substantial doubt about the ability of our Company to continue as a going concern. The accompanying financial statements for the years ended June 30, 2023 and 2024 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of our Company to continue as a going concern.

NOTE – 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.

(b) Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right-of-use assets and impairment of long-lived assets, and deferred tax valuation allowance.

(c) Risks and uncertainties

The main operations of our Company are located in Singapore. Accordingly, our Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. Our Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. Although our Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Our Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our Company’s operations.

(d) Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates.

The accompanying consolidated financial statements are presented in the S$, which is the reporting currency of our Company. In addition, our Company is operating in Singapore, maintain their books and record in their local currency, S$, which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In translating the financial statements of our Company’s subsidiary from their functional currency into our Company’s reporting currency of Singapore dollars, consolidated balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Translation gains and losses are recognized in the consolidated statements of loss and comprehensive loss as other comprehensive income or loss.

The value of foreign currencies including, the US Dollar, may fluctuate against the Singapore Dollar. Any significant variations of the aforementioned currencies relative to the Singapore Dollar may materially affect our Company’s financial condition in terms of reporting in S$. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	June 30, 2023	June 30, 2024
S$ to US$ Year End	1.3523	1.3552
S$ to US$ Average Rate	1.3642	1.3482

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

Translations of the balance sheets, statements of loss /comprehensive loss and statements of cash flows from S$ into US$ as of and for the year ended June 30, 2024 are solely for the convenience of the reader and were calculated at the rate of US$ 1.3552 = S$1, as set forth in the statistical release of the Federal Reserve System on June 30, 2024. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2024, or at any other rate.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. Our Company maintains most of its bank accounts in Singapore.

(f) Accounts Receivable

Accounts receivable include trade accounts due from customers in the sale of food catering.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. Our Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. Our Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

Our Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

(g) Inventories

Inventory is stated at the lower of cost and market value, cost being determined on a first in first out cost basis. Market value of our finished goods inventory is determined based on its estimated net realizable value, which is generally the selling price less normally predictable costs of disposal and transportation. Our Company records adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(h) Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Renovation	5 years
Furniture & Fittings	3 years
Office Equipment	5 years
Machinery and equipment	5 years
Motor vehicles	5 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the Results of operations.

(i) Deferred Offering Cost

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Company’s proposed initial public offering. Deferred offering costs will be charged to shareholders’ equity upon the completion of the proposed initial public offering. Should the proposed initial public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of June 30, 2024, the Company capitalized $1.4 million of deferred offering costs. Such costs will be deferred until the closing of the proposed initial public offering, at which time the deferred costs will be offset against the offering proceeds.

(j) Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by our Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

(k) Provisions

Provisions are recognized when our Company has a present obligation, legal or constructive, as a result of a previous event, if it is probable that our Company will be required to settle the obligation and a reliable estimate can be made of the obligation. The amount recognized is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligations. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate of the expected future cash flows.

(l) Trade and other payables

Trade and other payables are initially measured at amortized cost, using effective interest method.

(m) Revenue Recognition

Our Company receives certain portion of its non-interest income from contracts with customers, which are accounted for in accordance with ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC 606-10 provided the following overview of how revenue is recognized from our Company’s contracts with customers: Our Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which our Company expects to be entitled in exchange for those goods or services.

Step 1:	Identify the contract(s) with a customer.
Step 2:	Identify the performance obligations in the contract.
Step 3:	Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.
Step 4:	Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.
Step 5:	Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Majority of our Company’s income is derived from contracts with customers in the sale of products, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Our Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. Our Company’s revenue recognition policies are in compliance with ASC 606 and currently generates its revenue from the following main sources as follows:

Revenue from food catering services provided

Revenue from food catering services includes supply of budget prepared meals, the operation of food stall and buffet catering services which consist of a single performance obligation that our Company satisfies at a point in time and are recognized upon the delivery and acceptance of the meals sold to the customers. Our Company recognizes food catering services revenue when the following events have occurred: (a) our Company has transferred physical ordered possession of the food (b) our Company has a present right to payment (c) the customer has legal rights to the food ordered upon delivery, and (d) the customer bears significant risks and rewards of ownership of the products.

Our Company records its revenues on food catering services provided, net of good & service taxes (“GST”) upon delivery of food ordered and the risk of loss of food ordered are fully transferred to the customers. The Company is subject to GST which is levied on the majority of the products at the rate of 8% on the invoiced value of sales in Singapore. Revenue represents the amount of consideration to which we expect to be entitled in exchange for food catering services provided.

For the years ended June 30, 2023 and 2024, the total amount of GST collected from customers and remitted to government authorities was S$389,421 and S$400,794, respectively. This amount has been excluded from the revenue reported within our financial statements.

As of June 30, 2023 and 2024, the GST payable to government authorities was S$10,614 and S$12,368, respectively.

In certain circumstances, the Company receives advances from customers as prepayment on meals and services ordered and these are included in “Accounts payable, accruals and other current liabilities” as “Deposits received”. Revenue is recognized at a point in time where the customer simultaneously receives and consumes the benefits provided by the Company.

The income from ancillary delivery services is recognized upon the delivery and acceptance of the meals sold to the customers.

(n) Cost of revenue

Cost of revenue mainly consists of raw material costs, labor costs, packaging material costs and delivery & freight cost.

(o) General and administrative expenses

General and administrative expenses mainly consist of staff cost, depreciation, office supplies and upkeep expenses, travelling and entertainment, legal and professional fees, property and related expenses, other miscellaneous administrative expenses.

(p) Operating leases

Upon and hereafter the adoption of ASC 842 on January 1, 2019:

Our Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in our Company’s consolidated balance sheets. ROU assets represent our Company’s right to use an underlying asset for the lease term and lease liabilities represent our Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, our Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As our Company’s leases do not provide an implicit rate, our Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, our Company elected not to apply ASC 842 recognition requirements; and (ii) our Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

(q) Government Grants

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When our Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the years ended June 30, 2022, 2023, and 2024, our Company received government subsidies of S$169,675, S$22,270 and S$29,305, which are recognized as government grants in the consolidated statements of loss.

(r) Comprehensive Loss

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

(s) Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The valuation allowance should be based on management’s judgment of what is more-likely- than not considering all available information, both quantitative and qualitative. Ultimately, the realization of deferred tax assets will depend on the existence of future taxable income.

For the years ended June 30, 2024 and 2023, our Company did not have any interest and penalties associated with tax positions. As of June 30, 2024 and 2023, our Company did not have any significant unrecognized uncertain tax positions.

Our Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, our Company files tax returns that are subject to examination by the relevant tax authorities.

(t) Related Parties

Our Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of our Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of our Company; e) management of our Company; f) other parties with which our Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The consolidated financial statements shall include disclosure of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

(u) Commitments and Contingencies

Our Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to our Company but which will only be resolved when one or more future events occur or fail to occur. Our Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against our Company or un-asserted claims that may result in such proceedings, our Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in our Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on our Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect our Company’s business, financial position, and results of operations or cash flows.

(v) Concentration of Credit Risk

Financial instruments that potentially subject our Company to credit risk consist of cash equivalents, restricted cash, accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management.

For accounts receivable, our Company determines, on a continuing basis, the allowance for doubtful accounts are based on the estimated realizable value. Our Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

(w) Exchange Rate Risk

The reporting currency of our Company is S$, to date the majority of the revenues and costs are denominated in S$ and a significant portion of the assets and liabilities are denominated in S$. As a result, our Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and S$. If S$ depreciates against US$, the value of S$ revenues and assets as expressed in US$ financial statements will decline. Our Company does not hold any derivative or other financial instruments that expose to substantial market risk.

(x) Liquidity Risk

Liquidity risk is the risk that our Company will not be able to meet its financial obligations as they become due. Our Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

(y) Fair Value Measurement

Our Company follows the guidance of the ASC Topic 820-10, Fair Value Measurement and Disclosure (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of our Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, loans receivable, amount due to a related party, accounts payable, escrow liabilities, income tax payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. Our Company accounts for loans receivable at cost, subject to impairment testing. Our Company obtains a third-party valuation based upon loan level data including note rate, type and term of the underlying loans.

Our Company’s non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(z) Recently Issued Accounting Pronouncements

Our Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

NOTE － 4 DISAGGREGATION OF REVENUE

The following tables present our Company’s revenue disaggregated by business segment and geography, based on management’s assessment of available data:

	Years ended June 30,
	2022	2023	2024
	S$	S$	S$
Supply of budgeted prepared meals	5,264,531	4,961,215	4,759,231
Operation of food stall	-	236,059	351,272
Buffet catering services	-	14,496	48,796
Ancillary delivery services	2,058	2,040	4,610
	5,266,589	5,213,810	5,163,909

Sales at a single point in time	5,266,589	5,213,810	5,163,909

The Company recognizes revenue from sales of budgeted prepared meals, operation of food stall, buffet catering services and ancillary delivery services when the entity satisfied the performance obligation at a point in time generally as the food or services are delivered to the customer and accepted by customer.

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have one reportable geographic segment. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Years ended June 30,
	2022	2023	2024
	S$	S$	S$
Singapore	5,266,589	5,213,810	5,163,909
	5,266,589	5,213,810	5,163,909

NOTE－5 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,
	2023	2024
	S$	S$
Accounts receivable – third parties	738,345	673,921
Less: allowance for doubtful accounts	(35,599)	(245,344)
Accounts receivable, net	702,746	428,577

For the years ended June 30, 2023 and 2024, our Company has made the allowance for doubtful accounts and charged to the statements of income (loss). Our Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

Our Company generally conducts its business with creditworthy third parties. Our Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

The movements in the allowance for doubtful accounts for the years ended June 30, 2023 and 2024 were as follows:

	As of June 30,
	2023	2024
	S$	S$
Balance at beginning of the year	33,170	35,599
Additions	2,429	209,745
Balance at end of the year	35,599	245,344

As of the end of each of the financial year, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	As of June 30,
	2023	2024
	S$	S$
Within 30 days	519,865	424,367
Between 31 and 60 days	3,338	3,230
Between 61 and 90 days	780	467
More than 90 days	178,763	513
Accounts receivable	702,746	428,577

NOTE－6 AMOUNT DUE FROM RELATED PARTIES

Amount due from related parties consisted of the following:

	As of June 30,
	2023	2024
	S$	S$
Due from related parties
-LRS-Premium Pte. Ltd. (1)	171,181	-
-Team General Construction Pte. Ltd.(2)	5,116	39,502
-Premium-Rich Engineering Pte. Ltd.(3)	15,960	-
-Hing Fatt Building & Materials Pte. Ltd.(4)	18,577	31,975
	210,834	71,477

(1)	60% shares held by our Company’s Chief Executive Officer, Mr Gao
(2)	60% shares held by our Company’s Chief Executive Officer, Mr Gao via Premium-Rich Engineering Pte. Ltd.
(3)	100% shares held by Mr Gao
(4)	100% shares held by Mr Gao

The amount due from related parties are unsecured, interest-free and repayable on demand.

NOTE－7 INVENTORIES

Our Company’s inventories were as follows: -

	As of June 30,
	2023	2024
	S$	S$
Raw foods	40,192	23,036

NOTE – 8 DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	As of June 30,
	2023	2024
	S$	S$
Prepayment (1)	581,927	3,134
Security deposit (2)	933,041	830,220
Staff loan	1,918	1,118
Other receivables	7,020	6,540
Deposits, prepayments and other receivables	1,523,906	841,012

(1)	As of June 30, 3023, this amount includes prepayment paid to a related party, LRS-Premium Pte. Ltd. for the rental of Central Kitchen and equipment of S$569,252. As of June 30, 2024, this amount has been fully settled.

(2)	This amount includes security deposit paid to a related party, LRS- Premium Pte. Ltd. for the security deposit paid for the rental of Central Kitchen and rental of equipment. (2023: S$878,000; 2024: S$778,000)

NOTE－9 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of June 30,
	2023	2024
	S$	S$
At cost:
Machine & equipment	258,876	267,776
Renovation	75,369	75,369
Furniture & Fittings	45,877	45,877
Office equipment	19,295	20,746
Motor Vehicles	268,919	193,030
Less: accumulated depreciation	(366,712)	(418,848)
Property and equipment, net	301,624	183,950

Depreciation expense for the years ended June 30, 2023 and 2024 were S$117,288 and S$97,036, respectively.

NOTE－10 AMOUNT DUE TO RELATED PARTIES

Amount due to related parties consisted of the following:

	As of June 30,
	2023	2024
	S$	S$
Due to related parties
- Premium-Rich Engineering Pte. Ltd.(1)	-	56,167
- LRS-Premium Pte. Ltd(2)	-	813,725
Amount due to related parties	-	869,892

(1)	100% shares held by Mr. Gao
(2)	60% shares held by our Company’s Chief Executive Officer, Mr Gao

The amount due to related parties are unsecured, interest-free and repayable on demand.

NOTE－11 BANK BORROWINGS

Bank borrowings consisted of the following:

	Term of	Annual	As of June 30,
	repayments	interest rate	2023	2024
			S$	S$
Term loans	Within 5 years	2.5-3.25%	1,550,230	943,784
Trust receipts	Within 150 days	6.2%	200,751	135,815
			1,750,981	1,079,599

Representing: -
Within 12 months			814,093	756,182
Over 1 year			936,888	323,417
			1,750,981	1,079,599

As of June 30, 2023 and 2024, bank borrowing was obtained from a financial institution in Singapore, which bear annual interest at a fixed rate at 2.5-3.25% and variable rate at 6.2%. Bank borrowings are repayable in 150 days- 5 years.

Our Company’s bank borrowing is guaranteed under a personal guarantee from our Company’s Directors.

NOTE－12 RIGHT-OF-USE ASSETS

Our Company adopted ASU No. 2016-02, Leases, on January 1, 2019, the beginning of the fiscal 2019, using the modified retrospective approach. Our Company determines whether an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys the right to control the use of an identified fixed asset explicitly or implicitly for a period of time in exchange for consideration. Control of an underlying asset is conveyed if we obtain the rights to direct the use of and to obtain substantially all of the economic benefit from the use of the underlying asset. Some of our leases include both lease and non-lease components which are accounted for as a single lease component as our Company has elected the practical expedient. Some of the operating lease agreements include variable lease costs, primarily taxes, insurance, common area maintenance or increases in rental costs related to inflation. Substantially all of our equipment leases and some of our real estate leases have terms of less than one year and, as such, are accounted for as short-term leases as we have elected the practical expedient.

Operating leases are included in the right-of-use lease assets, other current liabilities and long-term lease liabilities on the Consolidated Balance Sheet. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term.

Our Company adopts 2.5% as weighted average incremental borrowing rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 3 years.

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

	As of June 30,
	2023	2024
	S$	S$
Assets
Operating lease, right-of-use asset, net	4,806,881	3,684,205
Total right-of-use asset	4,806,881	3,684,205

Liabilities
Current:
Operating lease liabilities	1,080,855	1,089,515
	1,080,855	1,089,515

Non-current:
Operating lease liabilities	3,726,026	2,668,293
	3,726,026	2,668,293

Total lease liabilities	4,806,881	3,757,808

As of June 30, 2023, right-of-use assets were S$4,806,881 and lease liabilities were S$4,806,881.

As of June 30, 2024, right-of-use assets were S$3,684,205 and lease liabilities were S$3,757,808.

The following tables summarize the lease expense for the years.

	Years ended June 30,
	2022	2023	2024
	S$	S$	S$
Operating lease cost:
Operating lease expense (per ASC 842)	186,179	728,015	1,160,376
Total lease expense	186,179	728,015	1,160,376

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying statement of loss.

Other information: -

	Years ended June 30,
	2022	2023	2024
	S$	S$	S$
Cash paid for amount included in the measurement of lease liabilities:
Operating cash flow from operating leases	186,179	728,015	1,160,376
Remaining lease term for operating leases	0.5	4	3
Weighted average discount rate for operating leases	2.5%	2.5%	2.5%

Future Contractual Lease Payments as of June 30, 2024

The below table summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three years ending June 30:

Operating lease amount
S$
2025	1,168,600
2026	1,163,846
2027	1,150,000
2028	431,246
Thereafter	-
Less: interest	(155,884)
Present value of lease liabilities	3,757,808

Representing:
Current liabilities	1,089,515
Non-current liabilities	2,668,293
3,757,808

NOTE 13. ACCOUNTS PAYABLE, ACCRUALS AND OTHER CURRENT LIABILITIES

Account payable, accrued expenses and other liabilities consists of the following:

	Years ended June 30,
	2023	2024
	S$	S$
Accounts payable	751,030	706,942
Payroll payable	105,735	98,399
Accruals expense	-	45,920
Deposits received	58,173	43,465
Other payable	47,816	57,024
	962,754	951,750

NOTE－14 SHAREHOLDERS’ EQUITY

Shares

Our Company was established under the laws of Cayman Islands on May 30, 2023 with authorized share of 500,000,000 shares of par value US$0.001 each. One share was issued on May 30, 2023.

Our Company is authorized to issue one class of share.

For the sake of undertaking a public offering of the Company’s common shares, the Company has performed a series of re-organizing transactions resulting in 20,000,000 shares of common share outstanding as of December 31, 2023. The Company has accounted for these shares had they been issued and outstanding at the beginning of the first period presented. The Company only has one single class of common share that is accounted for as permanent equity.

On June 12, 2024, the Company effected a forward stock split of all issued and outstanding shares of 10,000 shares at a ratio of 1-to-2,000. As a result of the forward split, the Company now have 20,000,000 common shares issued and outstanding as of the date hereof. The Company believed it is appropriate to reflect the above transactions on a retroactive basis similar to share split or dividend pursuant to ASC 260. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the 2,000 for 1 share split. The shares of common stock retain a par value of $0.0000005 per share. Accordingly, an amount equal to the par value of the increased shares resulting from the stock split was reclassified from “Additional paid-in capital” to “Share”.

On June 12, 2024, Hero Global and Mr. Gao transferred their entire shareholding interest in Premium Catering to Starry Grade in consideration of our allotment and issue of one share to each of Hero Global and Mr. Gao, credited as fully paid. Upon completion of this reorganization whereby the entire share capital of Premium Catering was transferred to us, our Group comprised Starry Grade and Premium Catering as our direct and indirect wholly-owned subsidiaries, respectively. After the completion of a forward split on June 12, 2024 on the basis of 2,000 ordinary shares for every one share, our authorized share capital was changed to US$500,000 divided into 1,000,000,000,000 shares with a par value of US$0.0000005 each (the “Forward Split”). Following the completion of the Forward Split and surrender (“Surrender”) of 4,152,750 shares by Hero Global, 242,950 shares by Better Access, 276,850 shares by Trillion Able, 276,850 shares by Ms. Kong, 254,250 shares by United Source, 276,850 shares by True Sage and 169,500 shares by Mr. Gao, and prior to the offering, our total issued shares are held as to 10,547,250 shares by Hero Global, 645,750 shares by United Source, 703,150 shares by Ms. Kong, 703,150 shares by Trillion Able, 617,050 shares by Better Access, 430,500 shares by Mr. Gao and 703,150 shares by True Sage.

The holders of our Company’s share are entitled to the following rights:

Voting Rights: Each share of our Company’s share entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of our Company’s shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under Cayman law and preferences that may apply to any shares of preferred stock that our Company may decide to issue in the future, holders of our Company’s share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of our Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of our Company’s share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of our Company, subject to the prior rights of the holders of our Company’s preferred stock.

Other Matters: The holders of our Company’s share have no subscription, redemption or conversion privileges. Our Company’s share does not entitle its holders to preemptive rights. All of the outstanding shares of our Company’s share are fully paid and non-assessable. The rights, preferences and privileges of the holders of our Company’s share are subject to the rights of the holders of shares of any series of preferred stock which our Company may issue in the future.

NOTE－15 INCOME TAXES

The provision for income taxes consisted of the following:

	Years ended June 30,
	2022	2023	2024
	S$	S$	S$
Income tax payable	107,718	33,986	-

Income tax expense	33,999	-	1,813

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. Our Company’s subsidiaries mainly operate in Singapore that are subject to taxes in the jurisdictions in which they operate, as follows:

Cayman Islands

Our Company is an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

BVI

Starry Grade is considered to be an exempted BVI Company and are presently not subject to income taxes or income tax filing requirements in the BVI or the United States.

Singapore

Premium Catering is operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the years ended June 30, 2023 and 2024 are as follows:

	Years ended June 30
	2022	2023	2024
	S$	S$	S$
Income (Loss) before income taxes	547,333	(441,746)	(1,464,877)
Statutory income tax rate	17%	17%	17%
Income tax expense at statutory rate	93,047	(75,097)	(249,029)
Tax effect of non-taxable income	(16,585)	(3,786)	(11,345)
Non-deductible expense	-	78,883	260,374
Deferred tax asset not recognized	(31,882)	-	-
Tax exemption	(17,425)	-	-
Others	6,844	-	1,813
Income tax expense	33,999	-	1,813

	Years ended June 30,
	2023	2024
	S$	S$
Tax loss carry forwards	218,220	1,558,790
Deferred tax assets	37,097	264,994
Valuation allowance	(37,097)	(264,994)
Total deferred tax assets, net	-	-

Our Company did not have any significant unrecognized uncertain tax positions. Our Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended June 30, 2023 and 2024 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2024.

NOTE－16 RELATED PARTY TRANSACTIONS

In the ordinary course of business, during the years ended June 30, 2023 and 2024, our Company was involved in certain transactions, either at cost or current market prices, and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

	Years ended June 30,
Nature of transactions	2022	2023	2024
	S$	S$	S$
Premium Rich Engineering Pte. Ltd.(1)
Amount due from you (trade)	-	37,302	-
Amount due from you (non-trade)	-	3,402	-
Amount due to you (non-trade)	274,832	24,744	40,602
Sales during the year	492,447	532,704	209,202
Expenses charged to you	7,550	2,952	-
Rental income charged to you	-	4,950	900
Direct cost charged by you	4,545	42,124	102,866
Expenses charged by you	-	99,518	12,747
Deposit received from you	-	3,600	3,600
Advance paid from you (trade)		-	15,565

LRS-Premium Pte. Ltd. (2)
Amount due from you (non-trade)	1,015,117	272,096	-
Amount due to you (non-trade)	28,000	100,915	813,724
Prepayment to you	1,230,500	569,252	-
Deposit paid	878,000	878,000	778,000
Rental charged by you	-	622,915	1,149,996
Expense charged by you	-	205,984	456,477

Hing Fatt Building & Material Pte. Ltd. (3)
Amount due from you (trade)	-	7,003	31,975
Amount due from you (non-trade)	-	11,664	-
Amount due to you (non-trade)	-	90	-
Sales during the year	-	6,484	56,521
Rental charged to you	-	10,800	1,350
Expense charged by you	-	90	-

Team General Construction Pte. Ltd. (4)
Amount due from you (trade)	6,342	5,181	39,502
Amount due to you (non-trade)	-	65	-
Sales during the year	56,800	106,037	205,586
Expenses charged to you	1,360	47	2,100
Expense charged by you	-	385	-
Rental income charged to you	-	-	61,580

(1)	100% shares held by our Company’s Chief Executive Officer, Mr Gao
(2)	60% shares held by Mr Gao
(3)	100% shares held by Mr Gao
(4)	60% shares held by our Company’s Chief Executive Officer, Mr Gao via Premium Rich Engineering Pte. Ltd.

Apart from the transactions and balances detailed elsewhere in these accompanying financial statements, our Company has no other significant or material related party transactions during the years presented.

NOTE－17 CONCENTRATIONS OF RISK

Our Company is exposed to the following concentrations of risk:

(a)	Major customers

For the year ended June 30, 2023, there was two single customers B and C who accounted approximately for 12% and 10% of our Company’s revenues.

For the year ended June 30, 2024, there were two single customers D and E who accounted approximately for 11% and 6% respectively of our Company’s revenues.

(b)	Major vendors

For the year ended June 30, 2023, two vendors who accounted for 10% or more of our Company’s purchases and the year ended June 30, 2024, two vendors who accounted for 10% or more of our Company’s purchases.

(c)	Credit risk

Financial instruments that potentially subject our Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. As of June 30, 2023 and 2024, bank and cash balances of S$117,527 and S$34,237 respectively was maintained at financial institutions in Singapore, of which these were subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, our Company determines, on a continuing basis, the probable losses and sets up an allowance for doubtful accounts based on the estimated realizable value.

Our Company has adopted a policy of only dealing with creditworthy counterparties. Our Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

Our Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received,

As of June 30, 2023, there was S$122,861 and S$37,302 outstanding respectively from two single customers B and C whose account receivable balances of total amounts.

As of June 30, 2024, there was S$97,784, and S$124,591 outstanding respectively from two single customers D and E whose account receivable balances of total amounts.

(d)	Interest rate risk

As our Company has no significant interest-bearing assets, our Company’s income and operating cash flows are substantially independent of changes in market interest rates.

Our Company’s interest-rate risk arises from lease and bank borrowings. Our Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of June 30, 2024, the lease and four borrowings were at fixed interest rates with one borrowing was at variable interest rate.

(e)	Economic and political risk

Our Company’s major operations are conducted in Singapore. Accordingly, the political, economic, and legal environments in Singapore, as well as the general state of Singapore’s economy may influence our Company’s business, financial condition, and results of operations.

(f)	Liquidity risk

Liquidity risk is the risk that our Company will not be able to meet its financial obligations as they become due. Our Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

NOTE－18 COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, our Company may be involved in various legal proceedings and claims in the ordinary course of business. Our Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of June 30, 2023 and 2024, our Company has no material commitments or contingencies.

NOTE－19 SUBSEQUENT EVENTS

In accordance with the requirements of ASC Topic 855, our Company has evaluated all significant events that occurred subsequent to the consolidated balance sheet date and up to the approval of these consolidated financial statements and conclude that there are no other significant events to report.

PREMIUM CATERING PRIVATE LTD.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document
1.1	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Form F-1 (file No.333-279272) filed with the SEC on August 27, 2024)
2.1	Description of Securities
3.1**	Amended Memorandum of Association and Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.1 to Form F-1 (file No.333-279272) filed with the SEC on August 27, 2024)
4.1*	Audit Committee Charter
4.2*	Amended Audit Committee Charter
4.3*	Compensation Committee Charter
4.4*	Amended Compensation Committee Charter
8.1**	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Form F-1 (file No.333-279272) filed with the SEC on August 27, 2024)
10.1**	Employment Agreement between Mr. Gao Lianquan and Premium Catering (incorporated by reference to Exhibit 10.1 to Form F-1 (file No.333-279272) filed with the SEC on August 27, 2024)
10.2**	Employment Agreement between Mr. Yu Chun Yin and Premium Catering (incorporated by reference to Exhibit 10.2 to Form F-1 (file No.333-279272) filed with the SEC on August 27, 2024)
10.3**	Employment Agreement between Ms. Loh Hui Ying and Premium Catering (incorporated by reference to Exhibit 10.3 to Form F-1 (file No.333-279272) filed with the SEC on August 27, 2024)
10.4**	Form of Directors Agreement (incorporated by reference to Exhibit 10.4 to Form F-1 (file No.333-279272) filed with the SEC on August 27, 2024)
10.5*	Lease for Central Kitchen with LRS-Premium Pte. Ltd. dated 4 January 2022
10.6**	Temporary Bridging Loan Agreement dated 31 August 2020 between Premium Catering Private Ltd. and United Overseas Bank Limited (incorporated by reference to Exhibit 10.6 to Form F-1 (file No.333-279272) filed with the SEC on August 27, 2024)
10.7**	Temporary Bridging Loan Agreement dated 7 September 2020 between Premium Catering Private Ltd. and Sing Investments & Finance Limited (incorporated by reference to Exhibit 10.7 to Form F-1 (file No.333-279272) filed with the SEC on August 27, 2024)
10.8**	Hire Purchase Agreement dated 14 October 2020 between Premium Catering Private Ltd. and United Overseas Bank Limited (incorporated by reference to Exhibit 10.8 to Form F-1 (file No.333-279272) filed with the SEC on August 27, 2024)
10.9**	Temporary Bridging Loan Agreement dated 4 February 2021 between Premium Catering Private Ltd. and RHB Bank Berhad (incorporated by reference to Exhibit 10.9 to Form F-1 (file No.333-279272) filed with the SEC on August 27, 2024)
10.10**	Hire Purchase Agreement dated 16 July 2021 between Premium Catering Private Ltd. and United Overseas Bank Limited (incorporated by reference to Exhibit 10.10 to Form F-1 (file No.333-279272) filed with the SEC on August 27, 2024)
10.11**	Hire Purchase Agreement dated 2 August 2021 between Premium Catering Private Ltd. and Commercial Automobile Credit Private Limited (incorporated by reference to Exhibit 10.11 to Form F-1 (file No.333-279272) filed with the SEC on August 27, 2024)
10.12**	Construction Loan Agreement dated 22 October 2021 between LRS-Premium Pte. Ltd and United Overseas Bank Limited (incorporated by reference to Exhibit 10.12 to Form F-1 (file No.333-279272) filed with the SEC on August 27, 2024)
10.13**	Construction Loan Agreement dated 12 April 2022 between LRS-Premium Pte. Ltd and United Overseas Bank Limited (incorporated by reference to Exhibit 10.13 to Form F-1 (file No.333-279272) filed with the SEC on August 27, 2024)
10.14**	Enterprise Financing Scheme Trade Loan Agreement dated 28 October 2022 between Premium Catering Private Ltd. and DBS Bank Limited (incorporated by reference to Exhibit 10.14 to Form F-1 (file No.333-279272) filed with the SEC on August 27, 2024)
14.1*	Code of Ethics (incorporated by reference to Exhibit 14 to Form F-1 (file No.333-279272) filed with the SEC on August 27, 2024)
12.1*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1*	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2*	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy relating to recovery of erroneously awarded compensation as required by Nasdaq Capital Markets
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

* Submitted herewith

** Previously Filed.

88

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: November 12, 2024	/s/ Mr. Gao Lianquan
Mr. Gao Lianquan
Executive Director and Chief Executive Officer

Date: November 12, 2024	/s/ Mr. Yu Chun Yin
Mr. Yu Chun Yin
Executive Director

Date: November 12, 2024	/s/ Ms. Loh Hui Ying
Ms. Loh Hui Ying
Chief Financial Officer and Principal Financial and Accounting Officer

Date: November 12, 2024	/s/ Mr. Lin Sin Hoe, Wills
Mr. Lin Sin Hoe, Wills
Independent Director

Date: November 12, 2024	/s/ Mr. Chai Ming Hui
Mr. Chai Ming Hui
Independent Director

Date: November 12, 2024	/s/ Mr. Lum Kian San, Alvin
Mr. Lum Kian San, Alvin
Independent Director

89