Form 20-F
period 2025-06-30
Premium Catering (Holdings) Ltd
filed 2025-10-31
CIK 1998056

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2025

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

18,652,750 Class A Ordinary Shares, US$0.0000005 per share, at June 30, 2025

10,547,250 Class B Ordinary Shares, US$0.0000005 per share, at June 30, 2025

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

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim” and “anticipate,” or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

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

Financial Information in U.S. Dollars

Our reporting currency is the United States Dollar. This Form 20-F also contains translations of certain foreign currency amounts into United States Dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore Dollars into United States Dollars were made at S$1.2825 to US$1.00 for amounts relevant to the financial year ended June 30, 2025, S$1.3552 to US$1.00 for amounts relevant to the financial year ended June 30, 2024 and S$1.3523 to US$1.00 for amounts relevant to the financial year ended June 30, 2023, in accordance with our internal exchange rate. We make no representation that the Singapore Dollar or United States Dollar amounts referred to in this Annual Report could have been or could be converted into United States Dollars or Singapore Dollars, as the case may be, at any particular rate or at all.

RECENT EVENTS

Initial Public Offering

On September 26, 2024, we completed our initial public offering of 1,650,000 Ordinary Shares at a public offering price of $4.75 per share (the “Initial Public Offering”). Total net proceeds to the Company from the Initial Public Offering, after deducting discounts, expense allowance and expenses, were approximately $6.994 million. The Ordinary Shares began trading on September 25, 2024 on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “PC.”

Best Efforts Offering

On January 31, 2025, the Company filed a registration statement on Form F-1 and accompanying prospectus to register up to 10,000,000 of the Company’s Ordinary Shares at a price of $0.50 per share for aggregate proceeds of $5,000,000. The registration statement was declared effective by the SEC on February 7, 2025. The offering was conducted on a “best efforts,” self-underwritten basis (the “Best Efforts Offering”).

An aggregate of 10,000,000 Ordinary Shares were sold for gross proceeds of $5,000,000 pursuant to the Best Efforts Offering.

Failure to meet Nasdaq listing standards

On December 16, 2024, the Company disclosed that it had received a notice (the “MLVS Notice”) from Nasdaq that the Company was not in compliance with the minimum market value of listing securities (the “MVLS”) of $35,000,000 for continued listing of the Company’s Ordinary Shares on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(2) (the “MLVS Requirement”). Nasdaq calculates the MVLS based upon the most recent total shares outstanding multiplied by the closing bid price. The MVLS Notice indicated that the Company had 180 days, or until June 9, 2025 (the “Compliance Deadline”), to regain compliance with the MLVS Requirement by having its MVLS close at $35,000,000 or more for a minimum of ten consecutive business days. If at any time prior to June 9, 2025, the Company’s MVLS closed at $35,000,000 or more for a minimum of ten consecutive business days, Nasdaq would have provided a written confirmation of compliance and the matter regarding the Company’s MLVS would have been closed.

In the event the Company did not regain compliance with the Minimum Bid Price Requirement, the Company may be eligible for additional time. To qualify for the additional time, the Company would have been required to meet the continued listing requirements for market value of publicly held shares and all other listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and would need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split if necessary.

On December 11, 2024, the Company received a further notice from Nasdaq (the “Minimum Bid Price Notice”) indicating that the Company’s Ordinary Shares failed to maintain a minimum bid price of $1.00 over the last 30 consecutive business days as required by Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

As the Board of Directors believed it was in the best interests of the Company and its members for the Company’s Ordinary Shares to be traded on the Nasdaq Capital Market, it submitted a proposal for a reverse stock split within a certain range for shareholder approval and, after approval by the shareholders, the Company effected a reverse stock split (the “Reverse Stock Split”) of 1:9 to facilitate compliance with the Minimum Bid Price Requirement. See “Reverse Stock Split” below.

On August 6, 2025, the Company received a letter dated August 5, 2025 from the Listing Qualifications Department of Nasdaq (the “Compliance Letter”) informing the Company that it had regained compliance with Nasdaq’s Minimum Bid Requirement in Listing Rule 5550(a)(2) and that the Company is therefore in compliance with Nasdaq’s listing requirements. Accordingly, the Company’s Ordinary Shares will continue to be listed on The Nasdaq Capital Market and Nasdaq considers the matter closed.

Re-Designation and Re-Classification of Ordinary Shares and Second Amended Memorandum of Association

An extraordinary general meeting of the Company’s shareholders was duly called and held on April 22, 2025 (the “April 2025 EGM”). The following actions were approved by the shareholders at the April 2025 EGM:

●

The re-designation and re-classification of the Company’s outstanding Ordinary Shares (the “Re-Designation and Re-Classification”) such that the currently issued 29,200,000 Ordinary Shares, par value $0.0000005, in the Company were re-designated and re-classified into 10,547,250 Class B Ordinary Shares, par value US$0.0000005, with 10 votes per share (the “Class B Ordinary Shares”) and 18,652,750 Class A Ordinary Shares, par value US$0.0000005, with 1 vote per share (the “Class A Ordinary Shares”) on a one for one basis as follows:

Name of Shareholder	Number of Ordinary Shares held before the meeting	Number and class of shares held after the re-designation and re-classification of the Company’s Ordinary Shares
Hero Global Enterprises Limited	10,547,250	10,547,250 Class B Ordinary Shares
All other shareholders	18,652,750	18,652,750 Class A Ordinary Shares
Total	29,200,000

●

The adoption of the second amended memorandum of association and of the amended and restated articles of association of the Company (the “Second Amended and Restated Memorandum and Articles of Association”) in substitution for the amended and restated memorandum and articles of association of the Company as was in effect prior to the April 2025 EGM, to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares as follows:

The share capital of the Company is US$500,000 divided into (a) 900,000,000,000 Class A Ordinary Shares with a par value of US$0.0000005 each and (b) 100,000,000,000 Class B Ordinary Shares with a par value of US$0.0000005, of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”

Reverse Stock Split

On July 11, 2025, the Company announced that its members approved a Reverse Stock Split of the Company’s authorized and issued Ordinary Shares at a ratio from 1 for 2 to 1 for 18 (the “Range”) at an extraordinary general meeting held on July 11, 2025 (the “July 2025 EGM”). Following the July 2025 EGM, the Board of Directors authorized a Reverse Stock Split of 1 for 9 for all shareholders of record as of July 21, 2025. The Company’s Ordinary Shares began to trade on a Reverse Stock Split adjusted basis on the Nasdaq Capital Market as of the open of trading on July 22, 2025 under the existing ticker symbol of “PC.”

As of the date of this Annual Report, there are an aggregate of 3,244,445 Ordinary Shares issued and outstanding comprised of 2,072,528 Class A Ordinary Shares and 1,171,917 Class B Ordinary Shares.

CORPORATE STRUCTURE

As of the date of this Annual Report, our Group is comprised of: (i) Premium Catering Private Limited, a company incorporated in Singapore with limited liability on March 30, 2012 and an indirect wholly-owned subsidiary of our Company (“Premium Catering”); and (ii) Starry Grade Limited, a company incorporated in the BVI with limited liability on September 4, 2023 and a direct wholly-owned subsidiary of our Company. See “Item 4. Information on the Company - Corporate Structure.” Our operating subsidiary is Premium Catering (the “Operating Subsidiary”).

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

Social, economic, political and legal developments or instability, as well as any changes in government policies, in Singapore, could materially and adversely affect our business, results of operations, financial condition and business prospects

Our major assets and business operation are located in Singapore and, during the financial years ended June 30, 2025 and 2024, all of our revenue was derived from Singapore. Therefore, our business, results of operations, financial condition and business prospects are significantly exposed to the social, economic, political and legal developments in Singapore. Uncertainties in these areas include, but are not limited to, the risks of war, regional conflicts, terrorism, extremism, nationalism, nullification of contracts, changes in interest rates, imposition of capital controls, foreign ownership restrictions and international sanctions, changes in government policies and introduction of new rules or regulations concerning our industry (such as the restriction on foreign labor), as well as methods of taxation. In particular, events with adverse impact on investors’ confidence and risk appetites, such as general deterioration of the economy, mass civil disobedience movements (such as strikes and industrial actions), significant fluctuations in the stock exchange, deterioration of political relations or tightening of foreign investment may lead to a reduction in the number of foreign workers, which may affect the industries in which the foreign workers primarily work, such as construction and shipping, affect our business, results of operations, financial condition and business prospects. Our Directors anticipate that Singapore will continue to be the principal base of our business operations in the near future. There is no assurance that any future changes in the existing government policies, economic, social and political conditions and the business environment in Singapore, some of which are beyond our control (such as natural disasters, pandemics/epidemics like the outbreak of COVID-19, severe acute respiratory syndrome, the H5N1 strain of avian influenza and the H1N1 strain of swine flu, acts of God and other disasters), will not have a negative effect on our business operations. Specifically, our business and results of operations could be materially and adversely affected by changes in laws and regulations concerning the foreign labor, as well as environmental or health and safety matters, in Singapore.

Going Concern and History of Net Losses

Our Company’s audited annual consolidated financial statements for the years ended June 30, 2025, 2024 and 2023, including the report of the independent registered public accounting firm with respect thereto, were prepared assuming that our Company will continue as a going concern, which assumes that our Company will be able to realize its assets and satisfy its liabilities in the normal course of business for the foreseeable future. As discussed in Note 2 to our audited financial statements included in this Annual Report, our Company has incurred losses and has negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern.

For the financial year ended June 30, 2025, our Company generated a net loss of S$5,432,893, although we had working capital of S$10,071,038 primarily as a result of our public securities offerings during that year. For the financial year ended June 30, 2024, our Company generated a net loss of S$1,466,690 and a working capital deficit of S$3,686,485. The continued operations of our Company are dependent on management’s ability to manage costs, raise additional equity or debt, and conduct future profitable operations. Whether and when our Company can generate and sustain sufficient operating cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain. Furthermore, there can be no assurance that our Company will be able to raise funds through future debt or equity issuances. As a result of these conditions, management has concluded, in making its going concern assessment, that there are material uncertainties related to events and conditions that may cast significant doubt upon our Company’s ability to continue as a going concern.

Exposure to risks associated with food safety may subject us to liability claims and damage to our reputation

Our Group is exposed to risks associated with food safety which may subject us to liability claims, damage our reputation and/or affect our relationship with our customers. Our main business activity is the preparation and supply of food. As a result, we are particularly exposed to damage resulting from actual or perceived issues regarding the safety or quality of the food provided by us. For the financial years ended June 30, 2025 and 2024, we did not experience any food safety issues. However, claims of illness, food poisoning and injury relating to contaminated, spoiled, mislabeled or adulterated food can require costly measures to investigate and remediate to, such as withdrawing products or destroying supplies and inventory that are unfit for consumption. We rely on strict adherence by employees to standards for food handling and preparation. Claims related to food quality or food mishandling are common in the food service industry and a number of these claims may exist at any given time. If we are found to be negligent in food safety, we may be exposed to significant liability, which could have an adverse impact on our Group’s results of operations. Even if any such claims are without merit, any negative publicity as a result of allegations of unsafe food service can have a significant impact on our Group’s reputation.

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

We may need additional capital, and financing may not be available on terms acceptable to us, or at all

Although our current cash and cash equivalents, anticipated cash flows from operating activities, other available sources of financing from Singapore banks and other financial institutions and the proceeds from our Initial Public Offering and Best Efforts Offering will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following the respective offering, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The issuance and sale of additional equity would result in further dilution to our shareholders. The occurrence of any of these risks could adversely affect our operations or financial condition.

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

We may be exposed to interest rate risk for future bank borrowings

We currently have four bank facilities, all of which are fixed interest rate term loans taken out by Premium Catering, in an aggregate of approximately S$0.3 million with maturity dates between September 2025 and July 2026. Singapore banks have increased interest rates, as most loans are based on the Singapore Overnight Rate Average (SORA) or the Singapore Interbank Offered Rate (SIBOR), which historically has moved in tandem with the interest rates set by the US Federal Reserve. As all four of our current banking facilities are at a fixed interest rate, they are not affected by interest rate increases. However, borrowing costs for the Group increased by S$21,748 and S$2,914 for the financial years ended June 30, 2024 and June 30, 2025 due to a prior variable rate loan. If we take out variable rate loans in the future and if rates continue to rise and we are unable to pass this increased cost to our customers, our future financial performance may be materially and adversely affected.

Risks Related to Our Securities

If an active trading market for our Ordinary Shares does not continue or the trading price for our Ordinary Shares fluctuates significantly, shareholders may not be able to resell our Ordinary Shares at any reasonable price.

On September 26, 2024, we completed our Initial Public Offering of 1,650,000 Ordinary Shares at a public offering price of US$4.75 per share and our Ordinary Shares began trading on Nasdaq on September 25, 2024 under the trading symbol “PC.” Since then, the trading price of our Ordinary Shares has been subject to volatility that is seemingly unrelated to the underlying performance of our business. Although the specific cause of such volatility is unclear, the small size of our public float may amplify the impact the actions taken by a few shareholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Ordinary Shares continue to experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares, which may affect the trading market for those securities. In addition, investors of our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines.

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

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities,” unless there is a finding of fraudulent activity. If we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our Operating Subsidiary’s operations, including the following:

●	fluctuations in our Operating Subsidiary’s revenues, earnings and cash flow;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

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

Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this Annual Report, we have 3,244,445 Ordinary Shares issued and outstanding of which 2,072,528 are Class A Ordinary Shares and 1,171,917 are Class B Ordinary Shares. The 1,650,000 Ordinary Shares sold in our Initial Public Offering and the 10,000,000 Ordinary Shares sold in our Best Efforts Offering are freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our other shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our shares. See “Item 7. Major Shareholders and Related Party Transactions.”

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

Our indirect controlling shareholder has substantial influence over the Company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other significant corporate transactions.

As of the date of this Annual Report, Hero Global Enterprises Limited (“Controlling Shareholder”) owns 1,171,917 Ordinary Shares, all of which are Class B Ordinary Shares with ten votes per share. These shares constitute100% of our total issued and outstanding Class B Ordinary Shares, representing approximately 85% of the total voting power. Hero Global Enterprises Limited is wholly-owned by Mr. Yu Chun Yin, an Executive Director of the Company and our indirect Controlling Shareholder, who holds voting and dispositive control over its shares. Accordingly, Mr. Yu can control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of Directors and other significant corporate actions, including the power to prevent or cause a change in control. Without the consent of our Controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our Directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our Controlling Shareholder may differ from the interests of our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions.”

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer whose Ordinary Shares are listed on Nasdaq, we rely on a provision in the Nasdaq corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

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

We are required to file an annual report on Form 20-F within four months of the end of each financial year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our Directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Second Amended and Restated Memorandum and Articles of Association) or to obtain copies of lists of shareholders of these companies. Our Directors are not required under our Second Amended and Restated Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed financial quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or Executive Officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our Directors, Executive Officers and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We have incurred significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on Nasdaq.

Our Ordinary Shares became listed on Nasdaq on September 25, 2024. We have and will continue to incur additional legal, accounting and other expenses as a public reporting company and particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. Compliance with these requirements has increased our legal and financial compliance costs and made some activities more time-consuming and costly. In addition, our management and other personnel has diverted attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result.

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

The Ordinary Shares could be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors who are located in Singapore.

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

Our auditor, Onestop Assurance PAC, the independent registered public accounting firm that issued the audit report included in this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to the laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Onestop Assurance PAC is headquartered in Singapore and has been inspected by the PCAOB on a regular basis, with the last inspection on July 13, 2023. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the PCAOB determinations. However, recent developments add uncertainties, and we cannot assure you that Nasdaq or regulatory authorities would not apply additional and/or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, the adequacy of personnel and training or the sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

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

ITEM 4. INFORMATION ON THE COMPANY

CORPORATE HISTORY AND STRUCTURE

Corporate Structure

Our Company was incorporated in the Cayman Islands on May 30, 2023 under the Companies Act as an exempted company with limited liability. Our authorized share capital was originally US$500,000 divided into 500,000,000 Ordinary Shares, par value of US$0.001 each. In accordance with the Second Amended and Restated Memorandum and Articles of Association of the Company, the share capital of the Company is US$500,000 divided into (a) 900,000,000,000 Class A Ordinary Shares with a par value of US$0.0000005 each and (b) 100,000,000,000 Class B Ordinary Shares with a par value of US$0.0000005 each.

Following incorporation of our Company, our share capital was held by Hero Global, Mr. Gao, United Source, Ms. Kong, Trillion Able, Better Access and True Sage as to approximately 73.50%, 3.00%, 4.50%, 4.90%, 4.90%, 4.30% and 4.90% of the issued share capital of our Company, respectively.

On October 4, 2023, True Sage acquired from Hero Global 4.90% of the issued share capital of our Company.

On June 12, 2024, Hero Global and Mr. Gao transferred their entire shareholding interest in Premium Catering to Starry Grade in consideration of our allotment and issuance of one share to each of Hero Global and Mr. Gao, credited as fully paid. Upon completion of this reorganization whereby the entire share capital of Premium Catering was transferred to us, our Group comprised Starry Grade and Premium Catering as our direct and indirect wholly-owned subsidiaries, respectively. After the completion of a forward split on June 12, 2024 on the basis of 2,000 Ordinary Shares for every one share, our authorized share capital was changed to US$500,000 divided into 1,000,000,000,000 shares with a par value of US$0.0000005 each (the “Forward Split”). Following the completion of the Forward Split and surrender (“Surrender”) of 4,152,750 shares by Hero Global, 242,950 shares by Better Access, 276,850 shares by Trillion Able, 276,850 shares by Ms. Kong, 254,250 shares by United Source, 276,850 shares by True Sage and 169,500 shares by Mr. Gao, and prior to the Initial Public Offering, our total issued shares were held as to 10,547,250 shares by Hero Global, 645,750 shares by United Source, 703,150 shares by Ms. Kong, 703,150 shares by Trillion Able, 617,050 shares by Better Access, 430,500 shares by Mr. Gao and 703,150 shares by True Sage.

Trillion Able subsequently sold an aggregate of 217,500 Ordinary Shares resulting in ownership of 485,650 Ordinary Shares, representing an equity interest of 3.04%; True Sage sold an aggregate of 103,150 Ordinary Shares resulting in ownership of 600,000 Ordinary Shares, representing an equity interest of 3.75%.

On September 26, 2024, the Company completed its Initial Public Offering. in which it issued 1,650,000 Ordinary Shares at a price of US$4.75 per share. The Ordinary Shares began trading on September 25, 2024 on the Nasdaq Capital Market under the ticker symbol “PC.”

In February, 2025, the Company conducted its Best Efforts Offering pursuant to which it issued 10,000,000 Ordinary Shares at a price of US$0.50 per share.

On April 22, 2025, our total issued and outstanding 29,200,000 Ordinary Shares were re-designated and re-classified into 10,547,250 Class B Ordinary Shares each with 10 votes per share and 18,652,750 Class A Ordinary Shares each with 1 vote per share.

On July 22, 2025, the one-for-nine Reverse Stock Split of the Company’s Ordinary Shares was effected resulting in an aggregate of 2,072,528 Class A Ordinary Shares and 1,171,917 Class B Ordinary Shares issued and outstanding. The Company’s Ordinary Shares began to trade on a Reverse Stock Split adjusted basis on the Nasdaq Capital Market as of the open of trading on July 22, 2025.

The following table shows the effect of the two corporate actions on the shareholders of the Company.

Shareholder	Ordinary Shares originally held	Number and class of shares held after re-designation and re-classification	Number and class of shares held after Reverse Stock Split
Hero Global Enterprises Limited	10,547,250	10,547,250 Class B Ordinary Shares	1,171,917 Class B Ordinary Shares
All other shareholders	18,652,750	18,652,750 Class A Ordinary Shares	2,072,528 Class A Ordinary Shares
Total	29,200,000

Organization Chart

The chart below sets out our corporate structure as at the date of this Annual Report.

Note 1
Note 2
Note 3
Note 4
Hero Global (BVI)
Mr Gao
Trillion Able (BVI)
Ms. Kong
United Source (BVI)
True Sage (BVI)
Regis Healthcare Group (BVI)
Public
55%
1%
2%
4%
4%
4%
4%
26%
The listco (Cayman islands)
100%
Starry Grade (BVI)
100%
Premium Catering (Singapore)

(1)	Trillion Able is 100% owned by Mr. Cheung Yik Hang, an independent third party.
(2)	United Source is owned as to 73% by Mr. Lam Chi Hei and 27% by ZH Global Multi-Asset Fund OFC, both independent third parties.
(3)	True Sage is 100% owned by Mr. Ng Hao Feng, an independent third party.
(4)	Regis Healthcare Group is 100% owned by Li Tong , an independent third party.
(5)	Hero Global is our controlling shareholder, wholly-owned by Mr. Yu Chun Yin, an Executive Director of the Company. Hero Global is the record owner of all of the Company’s outstanding Class B Ordinary Shares, which are entitled to ten votes per share.

Our Operating subsidiary - Premium Catering

On March 30, 2012, Premium Catering was incorporated in Singapore as a private company with limited liability. Premium Catering is principally engaged in the provision of food catering services primarily to foreign workers, students and other individuals residing in dormitories as well foreign workers in the marine, logistic and poultry industries. As part of an effective group reorganization, Premium Catering became an indirect wholly-owned subsidiary of our Company on June 12, 2024.

Key Milestones

The key milestones in the development of our Group are highlighted chronologically below:

Year	Milestone
2012	●	Incorporation of Premium Catering Private Limited.

	●	Set up the Central Kitchen and commenced operations at a single unit at Food Xchange @ Admiralty in Singapore, which is a strata-titled full-fledged food facility specially tailor-made for the food and beverage industry, to sell budget prepared meals to foreign workers in the construction industry in Singapore.

2018	●	Expanded the Central Kitchen to two units at Food Xchange @ Admiralty in Singapore.

2019	●	Introduced smart incubators, which are our custom-made compartmentalized heated and insulated food vending lockers (the “Smart Incubators”), to deliver budget prepared meals to our customers at designated dormitories or work sites in a secured, hygienic and contactless manner in Singapore.

2022	●	Set up the food stall selling Indian food in a canteen of a dormitory located at 11A Jalan Tukang Road in Singapore, which was subsequently closed when the lease expired December 31, 2023 (the “Food Stall”). As of the date of this Annual Report, the Food Stall is closed and management is analyzing and determining suitable alternatives for continuation of the Foot Stall and establishment at a different location.

	●	Received a certificate of appreciation from the Ministry of Manpower in Singapore, which is responsible for the formulation and implementation of policies related to the workforce (“MOM”) in recognition of our efforts in improving foreign workers’ welfare in Singapore.

	●	Shifted the Central Kitchen to 21 Chin Bee Avenue, Singapore 619942.

2023	●	Started buffet catering services for private functions as well as corporate and community events in Singapore.

2024	●	Completed our Initial Public Offering of 1,650,000 Ordinary Shares at a public offering price of US$4.75 per share and the Ordinary Shares began trading on September 25, 2024 on the Nasdaq Capital Market under the trading symbol “PC.”

2025	●	Completed our Best Efforts Offering of 10,000,000 Ordinary Shares at a public offering price of US$0.50 per share.

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

Food Catering Businesses

●	Corporate caterer offers catering service primarily or exclusively to certain occupations such as factory workers, construction crews, shipping labour and others in field job sites, as well as students. They supply pre-made meals, snacks and beverages in large quantities to workers with limited access to on-site food services. Industry players operate highly efficiently while meeting safety standards.

●	Event caterer specializes in providing catering for corporate and private events where cooking and serving cannot be done on site. Clients include businesses, organizations, and individuals hosting events. Food catering businesses operate industrial kitchen facilities and employ staff to handle logistics like transportation, set-up and cleanup.

Restaurants

●	Full-service restaurants refer to restaurants providing full table services where customers are served with their meals by waiters at the table and settle the bill at the end of the meal. Customers usually spend approximately two hours or more to dine at these restaurants and these restaurants target customers with mid-to-high spending power and are usually located at high-end shopping malls, hotels and commercial areas

●	Casual dining restaurants refer to casual restaurants such as coffeehouse, teahouses and bars where the food is served with some table services in a casual dining ambience. Customers usually dine for approximately one hour at a casual dining restaurant and ubiquitous in shopping malls and around the streets.

●	Quick service restaurants refer to restaurants that serve fast and consistent food with little or no table service and have simple décor. These types of restaurants have established an effective process from order taking to cooking which is specially designed to serve food quickly and efficiently. Customers usually order their food, pay at the order counter, pick up their food and take it to a seating area to dine. Their average dining time is approximately 30 minutes

Value Chain

The value chain of the food catering services industry in Singapore mainly consists of the upstream raw material suppliers and distributors, midstream food processing service providers and logistics arrangement providers, and consumption occasions including corporate and workforce, event and exhibitions and restaurants, as well as the end-customers who participate in various occasions. Raw material suppliers distribute food ingredients, such as meat, vegetables, seafood, etc., to food processing and catering servicing providers. Depending on the business model, it can be in a restaurant setting or in off-site food preparation factories or a central kitchen where then the chefs prepare the food.

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

Growing emphasis on environmental, social, and governance. There is a growing emphasis on ESG factors within the catering services industry. Sustainable sourcing of ingredients is a major area of increased focus, as catering services providers seek out suppliers that utilize environmentally-friendly practices such as organic farming, fair trade, and local sourcing in order to reduce their carbon footprint. Waste reduction and recycling are also emerging trends gaining prominence among catering services. Companies are implementing more strategies to minimize food waste and promote recycling, like using proper portion sizes, donating excess food to charities, composting organic waste, and opting for recyclable or compostable packaging. Specifically, smart incubators reduce food waste, use less plastic packaging and increase energy efficiency. By keeping meals warm at a consistent temperature over long periods of time, smart incubators help prevent food from going cold and having to be thrown away. This reduces overall food catering waste. Traditional catering methods often rely on plastic packaging like bags, containers, wraps etc. to keep food warm during delivery and serving. Smart incubators eliminate the need for much of this single-use plastic packaging since food stays warm inside the unit. Smart incubators are also designed to use energy efficiently to maintain optimal temperature ranges. This means less overall energy usage compared to repeated reheating of food via traditional ovens, microwaves etc.

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

Market Challenges Analysis

High Operating Cost. In Singapore, corporate catering services face significant challenges due to high operating costs. The rising trend of labor expenses, particularly for experienced chefs and kitchen staff, substantially increases caterers’ labor costs. Additionally, commercial rental rates, especially in prime locations near corporate clients, are costly, which drives up overhead expenses. Singapore’s heavy reliance on food imports results in comparatively high costs for raw materials and ingredients, affecting meal preparation expenses. Strict food hygiene and safety regulations also add to the costs, as caterers need to invest in licenses, equipment, and manpower to comply with these standards. To remain competitive, catering businesses must continuously innovate and enhance their offerings, necessitating investments in research and development, new equipment, and technology - all of which come at a price. These factors collectively contribute to the elevated operating costs that corporate caterers in Singapore face compared to those in other countries.

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

BUSINESS OPERATIONS

Overview

We are a certified Halal food caterer specializing in Indian, Bangladesh and Chinese cuisine, which means food prepared in accordance with the dietary standards as prescribed in the Muslim scripture, the Quran or otherwise permissible for eating by Islamic law. We have over 12 years of experience in the catering services industry in Singapore. Mr. Gao, our founder, Executive Director and Chief Executive Officer, is a veteran in the catering industry. Adopting the motto “Your Welfare Is Our Top Priority,” Mr. Gao set up the Central Kitchen in 2012 under the brand “Premium Catering” to supply prepared meals to foreign construction workers (whether individually or through the construction companies that employ them) in Singapore based upon a budget provided by customers, or “budget prepared meals.” Over 12 years, we have expanded and diversified our business to (i) supply budget prepared meals to a wider spectrum of customers, including, among others, foreign workers, students and other individuals residing in dormitories as well as foreign workers working in the construction, marine and manufacturing industries; (ii) operate a Food Stall in a canteen of a dormitory in a new location or any other suitable location as determined by management; and (iii) provide buffet catering services for private functions as well as corporate and community events in Singapore. We also provide ancillary delivery services. As of June 30, 2025, we have a Central Kitchen and employ approximately 40 employees supported by a fleet of four delivery vans.

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

Due to the nature of our business, we generally operate throughout the year and only close for Deepavali day (a Hindu festival). For customers who have signed contracts for budget prepared meals with us, we generally require them to pay a deposit equivalent to one-month’s orders (unless they agree to pay in advance) and invoice them on a monthly basis. We generally allow a credit period of up to 30 to 60 days for corporate customers. For all other catering services, including one-off bulk orders of budget prepared meals and buffets, we generally require our customers to pay in advance. The following is a breakdown of our revenue in the financial years ended June 30, 2025 and 2024 based on the nature of our business activities:

	Financial Years ended June 30,
	2025		2024
	S$’000%		S$’000%

Supply of budget prepared meals	4,009	93.4	4,759	92.2
Operation of Food Stall	-	-	351	6.8
Buffet catering services	257	6.0	49	1.0
Ancillary delivery services	25	0.6	5	-

Total	4,291	100.0	5,164	100.0

Supply of budget prepared meals

Singapore is dependent on foreign workers as a source of low-cost labor. We supply a re-packed meal, which is customized in different budgets, also known as “budget prepared meals” to foreign workers in Singapore. As of December 2022, the total foreign workforce in Singapore amounted to approximately 1.4 million people (accounted for approximately 25.1% of the total population in Singapore), of which approximately 0.4 million were from the construction, marine and processing sectors (accounted for approximately 7.4% of the total population in Singapore). The foreign workers generally reside in dormitories and work very long hours with relatively low pay. Although there are cooking facilities in dormitories, they do not have refrigerators. Foreign workers would have to buy fresh food each day if they were to cook their own meals. With their welfare in mind, we design tasty and nutritious monthly prepared meal packages where we supply and deliver prepared meals to them three times a day (namely breakfast, lunch and dinner) at budget prices in the range of S$110 to S$150 per month, depending on the volume ordered and whether they would utilize our Smart Incubators. We also cater to customers who want customized orders (such as only one or two meals per day) and special one-off bulk orders.

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

During the COVID-19 pandemic, there was limited access to foreign workers’ dormitories and hence a lot of food deliveries from caterers were left in metal or plastic containers outside dormitories which might be tampered by stray animals and rodents, infested by pests and/or stolen by others. Food poisoning can also occur if the food products are left at room temperature for an extended period of time. We introduced Smart Incubators in 2019 to ensure that our budget prepared meals are delivered to our customers in a secure, hygienic and contactless way. The built-in heating system of our Smart Incubator can maintain its internal temperature at a food-safe level of approximately 140°F as mandated by the SFA to prevent food contamination and to keep food warm until the customers collect them at a convenient time. The LED lighting system of our Smart Incubator also facilitates our customers in finding their designated compartment in the Smart Incubator, especially in a dark environment.

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

We generally require our monthly prepared meal packages customers to sign a minimum of a one-year contract with us, which can be terminated after such one year period with one-month notice. As of June 30, 2024 and 2025, we supply approximately 15,000 and 17,000 budget prepared meals per day, respectively.

Previous Operations of Food Stall and Subsequent Closure

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

As of the date of this Annual Report, the lease for our Food Stall located on Tukang Road expired by its terms and the Food Stall subsequently closed. Management is analyzing and determining suitable alternatives for the continuation and establishment of a Food Stall at a different location. Our Directors intend to establish the Food Stall with the same lease parameters discussed above and to continue its licensing by the SFA to serve Indian Halal food.

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

Our Central Kitchen

Our Central Kitchen is the heart of our business and it is located at 21 Chin Bee Avenue, Singapore 619942. We moved into this location in December 2022 to facilitate our expansion. It is a three-story building with a gross floor area of approximately 1,611.5 square meters, of which:

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

We have entered into a five-year lease with LRS-Premium Pte. Ltd., an entity related to Mr. Gao, that renovated and equipped the Central Kitchen to suit our needs. The following pictures show our chefs cooking and our packers packing our food products in our Central Kitchen:

Our Central Kitchen is licensed by the SFA to operate as a catering establishment and certified by the MUIS to be a food establishment that produces Halal food which is permissible for Muslim to consume. It operates 24 hours a day throughout the year (with the exception of Deepavali day, a Hindu festival) and each work day is divided into two shifts with the day shift from 00:00 to 12:00 and the night shift from 12:00 to 24:00. Our Central Kitchen is equipped with a number of semi-automated pieces of equipment, such as vegetable cutters and two-in-one washing and slicing machines, to assist with washing and processing of ingredients to increase the efficiency of our Central Kitchen.

Our Operation Manager is in charge of the day-to-day operations of our Central Kitchen with the help of an assistant operation manager, a day shift supervisor and a night shift supervisor. Our assistant operation manager is responsible for keeping a master register of all customer orders and internal orders from the Food Stall while it was operational, planning the resources required to fulfill such customer orders and internal orders as well as the daily delivery schedule. Our supervisors are responsible for ensuring that our customer orders are prepared as per schedule, conducting sample tasting of our food products to ensure they meet our quality standard before they are packed and delivered to our customers and coordinating the loading of our food products into the appropriate delivery vans.

Operations of our Central Kitchen

As we engage in various types of food catering activities, it is essential that we properly organize and coordinate our business processes at the Central Kitchen to streamline our workflow and daily operations.

Our services and menu offerings

As at the date of this Annual Report, we generally cater for budget prepared meals for foreign workers and for buffets, and we generally work on standardized menus. All our food products are Halal and we can also cater to vegetarians. The set up of our Central Kitchen and our experienced operation team (in particular the native Indian, Bangladesh and Chinese chefs, the purchase and administrative executive and our in-house delivery team) enable us to work on customized menus or special orders as well as to embark on other types of catering arrangements.

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

Our purchase and administrative executive is in charge of maintaining our list of approved suppliers. We currently have approximately 70 approved suppliers from whom we source our ingredients and other supplies and we have at least three suppliers for each major category of ingredients. Prior to issuing a purchase order to a supplier, we compare price quotations from other approved suppliers to ensure cost efficiency. Our purchase and administrative executive reviews the list regularly and may remove a supplier from the list if it fails to meet our selection criteria listed above during the review. Our Directors consider that it is generally not difficult to replace our existing suppliers given there are plenty of alternative suppliers for the same ingredients available in the market.

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

Maximum shelf-life	Days

Fresh and chilled meat/seafood	1-3
Frozen food	7-60
Vegetables	1-3

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

After checking the deliveries from our suppliers based on the guidelines set out in the paragraph headed “Operations of our Central Kitchen - Procurement, delivery and acceptance,” above, we store them in accordance with (i) the instructions printed on the product labels; (ii) the instructions from suppliers (if applicable); and (iii) our internal guidelines on storage methods and the appropriate temperature for storage. Based on our internal guidelines, due to the different nature of the inventories stored in our Central Kitchen, they are being stored in different areas to preserve their freshness and prevent cross contamination. Non-perishable items which include rice, flour, condiments, canned food, packaging materials, bento boxes, kitchen equipment and utensils, are usually stored at room temperature in the storage areas. Perishable ingredients are stored in the chiller room and the freezer room with different temperature settings to preserve their freshness. These guidelines generally comply with the Environmental Public Health (Food Hygiene) Regulations (the “EPHR”) of Singapore.

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

At the beginning of each shift, the supervisor in charge will inspect the hygienic condition of our Central Kitchen and brief the chefs, assistant chefs, machine operator, kitchen assistants and packers regarding the orders that they have to fulfill for that shift and give them specific instructions for their duties as well as discussing food handling and personal hygiene matters and customers’ feedback with them. The supervisor in charge will ensure that all food orders/processed ingredients are prepared and packed as per schedule and conduct random tasting of our food products to ensure that they meet our internal quality standard before they are packed. He will also check the packaging of our food products/processed ingredients before they are loaded into the delivery vans.

Delivery and distribution of food products/processed ingredients

We generally provide free delivery service within Singapore to the customers who order our budget prepared meal packages. We charge delivery fees ranging from S$80 to S$100 for one-off bulk orders of budget prepared meals and buffets. We have a fleet of five delivery vans with four experienced drivers (one full-time employee and three contract drivers) to deliver our food products to customers as well as delivery of food products and processed ingredients to our Food Stall when it was operating. When needed, we also use the delivery services of third-party vendors to supplement our in-house delivery services. We generally agree with our customers to deliver within a time frame to allow for some buffer and our contracts generally provide that we are not liable for delays due to bad weather, traffic conditions or other unforeseen circumstances.

Delivery is normally made to the designated venues nominated by our customers and our in-house drivers check all the food products loaded onto the delivery vans against the delivery orders before they leave our Central Kitchen for delivery. In cases where our customers have subscribed for the services of our Smart Incubators, the budget prepared meals are delivered to the designated compartments of our Smart Incubators. For customers who order our buffets, we will stage the buffets for them at the designated venues with tablecloth, warming trays, serving utensils and disposable dinnerware and we will also clean up the buffet after consumption.

All deliveries from our Central Kitchen to our Food Stall were generally made before the opening hours of our Food Stall so that our staff at the Food Stall would have time to sort, store and prepare the food products for serving.

Cash management and settlement

For customers who have signed contracts for budget prepared meals with us, we generally require them to pay a deposit equivalent to one-month’s orders (unless they agree to pay in advance) and invoice them on a monthly basis, and we generally allow a credit period of up to 30 to 60 days for corporate customers. For all other catering services, including one-off bulk orders of budget prepared meals and buffets and the associated delivery fees, we generally invoice our customers immediately and require them to pay in advance. Payments are generally made in cash, by cheque or by bank transfer. For sales at our Food Stall, our customers settled by cash or electronic payment at the time of purchase.

To prevent fraud and misappropriation of the cash collected at our Food Stall, our cashier at the Food Stall would pass the summary sales records generated from our cash register as well as all the cash received and all the electronic receipts to our Operation Manager to conduct a reconciliation of the summary sales records with the cash received and the electronic receipts on a daily basis. If no error is found, our Operation Manager instructs the assistant operation manager to deposit the cash in our bank account and pass the summary sales records together with the bank deposit slip and the electronic payment receipts to our accounts department for them to do the bookkeeping and verify our bank records on a weekly basis. We adopt similar control procedures for the cash received by our sales and marketing department from the operations of our Central Kitchen. During the years ended June 30, 2024 and 2025, we have not experienced any material cash misappropriation.

Our sales and marketing department is responsible for monitoring consumer payments. In the event of an overdue payment from our customers, our sales and marketing department negotiates a fair and reasonable payment schedule with the defaulting customer. As of both June 30, 2024 and June 30, 2025, our allowance for bad and doubtful debts was approximately S$245,344.

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

All our staff working at our Central Kitchen, including chefs, assistant chefs, machine operator, kitchen assistants and packers, are required to practice good personal hygiene and to wear our Company uniform, non-slippery footwear, disposable gloves, face masks and hair nets at all times when working at our Central Kitchen and visitors are not allowed to enter our Central Kitchen unless they wear non-slippery footwear and face masks. To maintain a hygienic environment in our Central Kitchen and Food Stall (when in operation), the floors, equipment and preparation surfaces are cleaned and sanitized on a daily basis while cleaning of walls, fans and air-conditioners takes place four times a week. The pipes in our Central Kitchen are cleaned on a monthly basis and we apply pipe cleaning chemicals to the pipes every three months. We also engage pest control companies to assist us with pest control in our Central Kitchen and Food Stall. We cover all waste containers in our Central Kitchen and Food Stall with lids and keep them away from food serving areas. All our food handlers are requested to maintain a high standard of personal hygiene and cleanliness pursuant to our internal guidelines.

We care about food safety. As such, we typically time-stamp all our food products and require our customers to consume our food products within four hours after they were first prepared for consumption in accordance with the requirements of the EPHR.

Work Safety

We strive to maintain a safe working environment and minimize workplace accidents and injuries through implementing a set of stringent work safety measures and control. Our safety handbook sets out our work safety policies and measures as adopted at our Central Kitchen and Food Stall and the procedures for handling accidents. All our staff are also required to undergo training in the work safety policies and measures detailed in the safety handbook as well as first aid training in order to acquire the essential skills to respond to emergencies. Our Directors believe that our safety measures and precautions help to reduce the number of work-related injuries of our staff and are adequate and effective to prevent serious work injuries. During the years ended June 30, 2024 and 2025, we did not record any material incident of work injuries nor were there any claims in relation to work injuries.

Competitive Landscape of the Catering Services Industry in Singapore

The catering service industry in Singapore is highly competitive with many players ranging from small local independent operators to large multinational companies. According to the Singapore Department of Statistics, there were over 750 catering establishments in Singapore in 2022. As consumers in the catering services industry are typically less loyal due to low switching costs, the catering services industry in Singapore has become more fragmented with no dominant player. The bigger players have tried to expand their businesses and strengthen their market presence through acquisition and it is expected that the trend of consolidation will continue in the future. The competitiveness of a market player will depend on (i) the quality of its food products and food safety; (ii) its brand recognition and reputation; (iii) its diversity and adaptability; and (iv) its operational capability.

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

Our Directors believe that our proven track record and strong brand recognition have enabled us to attract and retain potential suppliers, customers and employees, which we believe will give us a competitive advantage to compete for strategic locations for the proposed re-location of our Food Stall and any new food stalls and to negotiate for more favorable terms with our landlords and suppliers. All these are crucial to our current operations as well as our planned expansion plans.

Our strong commitment to quality of our food and services and food safety

We adopt the motto “Your Welfare Is Our Top Priority” and it is in this spirit that Mr. Gao set up the Central Kitchen in 2012 under the brand “Premium Catering” to supply and deliver tasty and nutritious budget prepared meals to foreign construction workers (whether individually or through the construction companies that employ them) three times a day in Singapore. We are a customer-oriented Group as we always have the welfare of our customers in mind. We endeavor to provide a balanced diet to our customers with staple food and other nutritious food such as fish/meat/eggs (or vegetable protein for vegetarian meals, such as bean curd) and vegetables. We are certified by the MUIS to be a food establishment that produces Halal food which is suitable for consumption by Muslims. We have hired native Indian, Bangladesh and Chinese chefs to design and prepare budget prepared meals, buffets and other food products for our customers at budget/affordable pricing. To the best knowledge and belief of our Directors having made due enquiries, we are the pioneer and the only caterer in Singapore to offer premium hi-tech delivery services through Smart Incubators, which ensure that our budget prepared meals are delivered to our customers in a secured, hygienic and contactless way and that the prepared meals are stored at a food-safe temperature of approximately 140°F as mandated by the SFA to prevent food contamination and to keep food warm until the customers collect them at a convenient time. In recognition of our efforts in improving foreign workers’ welfare in Singapore, the MOM issued a certificate of appreciation to us in 2022.

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

Established and stable relationship with our major suppliers

We have established business relationships with our five largest suppliers during the financial years ended June 30, 2024 and 2025, each averaging over three years. Our established and stable business relationship with our major suppliers enables us to secure continuous, timely and steady supply of quality ingredients at commercially viable prices, which enable us to offer stable, nutritious, safe and freshly made food products to our customers at budget/affordable pricing and gives us a competitive advantage over our competitors.

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

Our Growth Strategy

We currently sell approximately 17,000 budget prepared meals per day, which only cover a small percentage of the foreign workers in Singapore. However, the operation of our Central Kitchen is highly labor-intensive as the budget prepared meals are all manually prepared, including cooking, scooping food into containers, moving food trays from one point to another and labeling food packets, etc. As such, we plan to leverage our successful track record, our brand image and the experience of our management team to embark on an expansion plan to increase our market share in the catering services industry in Singapore through automation and by increasing the number of our food stalls, as well as active promotion of our catering services.

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

As our businesses expands, we plan to upgrade our computer system by installing an enterprise resource planning (the “ERP”) system which is a business process management software system designed to manage, streamline and integrate our Group’s financials, supply chain, operations, reporting, catering and human resources activities in real-time by sharing one common database. Our Directors and members of senior management, therefore, can closely monitor our revenue, stock turnover and cash flows to facilitate our allocation of manpower and resources in an efficient manner, improve our inventory management and operational efficiency as well as to cater for our future expansion.

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

For the years ended June 30, 2024 and 2025, revenue generated from our five largest customers in aggregate accounted for approximately 27.3% and 64.8% of our total revenue, respectively, and the revenue generated from our largest customer accounted for approximately 10.9% and 43.8% of our total revenue, respectively.

Suppliers

Our purchases mainly consist of ingredients, such as meat, fish, vegetables, rice, flour, condiments and spices. We generally source our ingredients from suppliers in Singapore and Malaysia and we do not enter into long-term contracts with our suppliers. Our suppliers generally give us a credit period of 30 to 60 days. For our financial years ended June 30, 2024 and 2025, purchases from our five largest suppliers in the aggregate accounted for approximately 41.9% and 40.2% of our total purchases, respectively, and our purchases from our five largest suppliers, individually, accounted for approximately 11.6%, 11.2%, 6.9%, 6.2% and 6.0% of our total purchases for our financial year ended June 30, 2024 and 15.6%, 6.6%, 6.5%, 6.3% and 5.2% of our total purchases for our financial year ended June 30, 2025.

Employees

The operation of our Central Kitchen is highly labor-intensive as the budget prepared meals are manually prepared, including cooking, scooping food into containers, moving food trays from one point to another and labeling food packets. The following is a breakdown of our full-time employees as of June 30, 2025:

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

Intellectual Property

We have been operating our catering business under the brand name of “Premium Catering.” We do not have any registered trademarks but we have registered the domain names http://premium-catering.com.sg/ and http://www.premiumcateringholdings.com/.

Insurance

We maintain adequate insurance which includes without limitation (i) industrial all risk insurance; (ii) public liability insurance; (iii) insurance for motor vehicles; (iv) workmen compensation insurance; and (v) medical insurance for foreign workers. Our Directors believe that our existing insurance coverage is in line with the industry practice in Singapore and is customary for a business of the Company’s nature and size. We will continue to review our insurance coverage and, where appropriate, make necessary and appropriate adjustments to align with our changing needs.

Litigation and Other Legal Proceedings

As of the date of this Annual Report, we are not party to any significant legal proceedings. To the best knowledge and belief of our Directors having made due enquiries, we were not involved in any non-compliance incidents under Singapore laws and regulations for the years ended June 30, 2024 and 2025 that may adversely affect our results of operations and financial condition.

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

Food Hygiene Officers (“FHO”) supervise and execute effective food hygiene measures to ensure that food is handled in a safe and hygienic manner. This scheme was established in December 2000 to enable food establishments to achieve the following:

i.	train supervisors and managers of food establishments to establish and maintain good hygiene practices;

ii.	assist operators to supervise the handling of food and to correct any irregularities found; and

iii.	promote professionalism in the retail food industry.

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

The WSQ system was launched on July 12, 2006 by SkillsFuture Singapore, as the national qualifications system for the food and beverages industry. To be certified as an FHO, one must attend and pass the WSQ Food Safety Course Level 3, which results in a Statement of Attainment.

As of the date of this Annual Report, our senior staff member, Zhang Xiaoying, has completed the WSQ assessment titled “Apply Food Safety Management Systems for Food Service Establishments” and has attained the relevant certification from the Asian Culinary Institute of Singapore on January 6, 2021.

(ii)	Food Handler Scheme

Food handlers handle and prepare food and beverages in licensed food establishments. This includes anyone primarily involved in food manufacturing and preparation, such as chefs, sous chefs, cooks, kitchen assistants, food stall assistants and food manufacturing workers.

With effect from July 1, 2023 (originally January 1, 2023 before SFA granted an extension), food handlers from both retail and non-retail food businesses are required to pass WSQ Food Safety Course Level 1. Under this course, participants undergo training and assessment which result in a Statement of Attainment upon successful completion of the assessment.

As of the date of this Annual Report, our staff member, Sudha A/P Suppiah, has completed the WSQ assessment titled “Food Safety and Hygiene” and has attained the relevant certification from Eduquest International Institute Pte. Ltd. on June 16, 2022.

(c)	Regulation of Imports and Exports Regulations

Pursuant to Section 3 of the Regulation of Imports and Exports Regulations 1995, no goods shall be imported into Singapore except in accordance with a permit granted by the Director-General. This includes goods such as processed food and food appliances.

As of the date of this Annual Report, we have been granted a Registration to Import Processed Food Products and Food Appliances license from the SFA, subject to the following conditions:

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

Pursuant to Part I of the Fifth Schedule of the EFMR, the employer is responsible for and must bear the costs of the foreign employee’s medical treatment in Singapore, except that and subject to paragraphs 2A, 2B and 2BA of the same Part, the foreign employee may be made to bear part of any medical costs in excess of the minimum mandatory coverage under any medical insurance purchased and maintained by the employer under paragraph 6 of Part II for the foreign employee if:

i.	the part of the medical costs to be paid by the foreign employee forms not more than 10% of the employee’s fixed monthly salary;

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

As at the date of this Annual Report, we have complied with the material requirements of the WICA in relation to the insurance of employees during the financial years ended June 30, 2024 and 2025.

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

Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Except as otherwise noted, all references to 2023 refer to the year ended June 30, 2023, all references to 2024 refer to the year ended June 30, 2024 and all references to 2025 refer to the year ended June 30, 2025.

Overview of Our Business

Our Company was incorporated in the Cayman Islands on May 30, 2023 under the Companies Act as an exempted company with limited liability. Our Company, through its subsidiary, Premium Catering, is a certified Halal food caterer specializing in Indian, Bangladesh and Chinese cuisine and we have over 11 years of experience in the catering services industry in Singapore. We set up the Central Kitchen in 2012 under the brand “Premium Catering” to supply budget prepared meals to foreign construction workers (whether individually or through the construction companies that employ them) in Singapore. Since inception, we have expanded and diversified our business to (i) supply budget prepared meals to a wider spectrum of customers, including, among others, foreign workers, students and other individuals residing in dormitories, as well as foreign workers working in the marine and manufacturing industries; (ii) establish and operate the Food Stall in the canteen of a dormitory or other suitable location as determined by management; and (iii) provide buffet catering services for private functions, as well as corporate and community events, in Singapore. We also provide ancillary delivery services with a fleet of five delivery vans. As of June 30, 2024 and 2025, we have a Central Kitchen and, until December 2023, we also had a Food Stall. As of June 30, 2024 and 2025, we employed a total of 40 and 35 employees, respectively.

Results of Operations

Our primary source of revenue is food catering. For the financial years ended June 30, 2023, 2024 and 2025, we recorded revenue of approximately S$5.2 million, S$5.2 million and S$4.3 million, respectively, primarily contributed by the revenue from the supply of budget prepared meals to a wide spectrum of customers, including, among others, foreign workers, students and other individuals residing in dormitories as well as foreign workers working in the marine and manufacturing industries.

The following table shows our statement of loss data for the financial years ended June 30, 2023 and 2024. For further information regarding the results of our operations, see our financial statements appearing elsewhere in this Annual Report.

	Financial Years ended June 30,
	2023	2024	Change
	S$	S$	S$	%
Revenues, net	5,213,810	5,163,909	(49,901)	(1.0)%
Cost of revenues	(4,066,566)	(4,330,233)	(263,667)	6.5%
Gross profit	1,147,244	833,676	(313,568)	(27.3)%
Operating expenses:
General and administrative	(1,516,758)	(2,280,498)	(763,740)	50.4%
Selling and distribution	(27,719)	(39,884)	(12,165)	43.9%
Total operating expenses	(1,544,477)	(2,320,382)	(775,905)	50.2%

Loss from operations	(397,233)	(1,486,706)	(1,089,473)	274.3%
Other income (expense):
Interest expense	(134,430)	(165,151)	(30,721)	22.9%
Government grants	22,270	29,305	7,035	31.6%
Other income	67,648	157,675	90,027	133.1%
Total other (expenses) / income, net	(44,512)	21,829	66,341	(149.0)%

Loss before income taxes	(441,745)	(1,464,877)	(1,023,132)	231.6%
Income tax expense	-	(1,813)	(1,813)	(100.0)%
Net loss	(441,745)	(1,466,690)	(1,024,945)	232.0%

The following table shows our statement of loss data for the financial years ended June 30, 2024 and 2025. For further information regarding the results of our operations, see our financial statements appearing elsewhere in this Annual Report.

	Financial Years ended June 30,
	2024	2025	Change
	S$	S$	S$	%
Revenues, net	5,163,909	4,290,538	(873,371)	(16.9)%
Cost of revenues	(4,330,233)	(3,224,724)	1,105,509	(25.5)%
Gross profit	833,676	1,065,814	232,138	27.8%
Operating expenses:
General and administrative	(2,280,498)	(7,227,982)	(4,947,484)	216.9%
Selling and distribution	(39,884)	(13,174)	26,710	(67.0)%
Total operating expenses	(2,320,382)	(7,241,156)	(4,920,774)	212.1%

Loss from operations	(1,486,706)	(6,175,342)	(4,688,636)	315.4%
Other income (expense):
Interest expense	(165,151)	(97,552)	67,599	(40.9)%
Government grants	29,305	25,020	(4,285)	(14.6)%
Other income	157,675	814,981	657,306	416.9%
Total other (expenses) / income, net	21,829	742,449	720,620	3,301.2%

Loss before income taxes	(1,464,877)	(5,432,893)	(3,968,016)	270.9%
Income tax expense	(1,813)	-	1,813	(100.0)%
Net loss	(1,466,690)	(5,432,893)	(3,966,203)	270.4%

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

Revenue

During the financial years ended June 30, 2023 and 2024, our revenue was mainly derived from (i) supplying budget prepared meals; (ii) the operation of Food Stall in a canteen of a dormitory; and (iii) providing buffet catering services. The following table sets out the revenue generated from these business activities during the financial years ended June 30, 2023 and 2024:

	Financial Year ended June 30,
	2023		2024
	S$	%	S$	%

Supply of budget prepared meals	4,961,215	95.2	4,759,231	92.2
Operation of Food Stall (1)	236,059	4.5	351,272	6.8
Buffet catering services	14,496	0.3	48,796	0.9
Ancillary delivery services	2,040	-	4,610	0.1
Total sales of food catering	5,213,810	100.0	5,163,909	100.0

(1) In December 2023, we closed our Food Stall at Stall 1 (#01-K4), JTK Food and Beer House, located at 11A Jalan Tukang Road, #01-K3, Singapore 619267.

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

The decrease in revenue generated from supplying budget prepared meals of approximately S$0.2 million, or 4.1%, to approximately S$4.8 million for the year ended June 30, 2024 from approximately S$5.0 million in June 30, 2023 was mainly due to the cessation of supplying budget prepared meals to customers with lower margins. In conjunction with this, we set up the Food Stall in a canteen of a dormitory (which has been subsequently closed with plans for re-location), and also started offering buffet catering services for private functions as well as corporate and community events when the Singapore government lifted most of the social gathering restrictions imposed as a result of the COVID-19 pandemic.

During the financial years ended June 30, 2024 and 2025, our revenue was mainly derived from (i) supplying budget prepared meals; (ii) the operation of a Food Stall in a canteen of a dormitory; and (iii) providing buffet catering services. The following table sets out the revenue generated from these business activities during the financial years ended June 30, 2024 and 2025:

	Financial Year ended June 30,
	2024		2025
	S$	%	S$	%

Supply of budget prepared meals	4,759,231	92.2	4,008,713	93.4
Operation of Food Stall	351,272	6.8	-	-
Buffet catering services	48,796	0.9	257,110	6.0
Ancillary delivery services	4,610	0.1	24,715	0.6
Total sales of food catering	5,163,909	100.0	4,290,538	100.0

Overall, our total revenue decreased marginally by approximately S$0.9, million or 16.9%, to approximately S$4.3 million for the year ended June 30, 2025 from approximately S$5.2 million in June 30, 2024. The decrease was mainly due to the decrease in revenue generated from supplying budget prepared meals and operations of food stalls of approximately S$1.1 million, while partially offset by the increase in revenue generated from buffet catering services and ancillary delivery services totaling approximately S$0.2 million.

The decrease in revenue generated from the supply of budget prepared meals of approximately S$0.8 million or 15.8% to approximately S$4.0 million for the year ended June 30, 2025 from approximately S$4.8 million in June 30, 2024 was mainly due to the cessation of supplying budget prepared meals to customers with lower margins.

Cost of revenue

During the financial years ended June 30, 2023, and 2024, our cost of revenue was mainly comprised of raw materials costs, direct wages costs and packing material cost. For the years ended June 30, 2023 and 2024, our cost of revenue amounted to approximately S$4.1 million and S$4.3 million, respectively.

During the financial years ended June 30, 2024, and 2025, our cost of revenue was mainly comprised of raw materials costs, direct wages costs and packing material cost. For the years ended June 30, 2024 and 2025, our cost of revenue amounted to approximately S$4.3 million and S$3.2 million, respectively.

Gross profit and gross profit margin

Our total gross profit amounted to S$1.1 million and S$0.8 million for the financial years ended June 30, 2023 and 2024, respectively. Our overall gross profit margins were approximately 22.0 % and 16.1% for the year ended June 30, 2023 and 2024, respectively. Our total gross profit decrease during the year ended June 30, 2024 mainly due to the increase in the prices of raw material.

Our total gross profit amounted to S$0.8 million and S$1.1 million for the financial years ended June 30, 2024 and 2025, respectively. Our overall gross profit margins were approximately 16.1 % and 24.8% for the year ended June 30, 2024 and 2025, respectively. Our total gross profit increased by S$0.2 million, or 27.8%, during the year ended June 30, 2025, mainly due to the significant decrease in cost of revenues.

General and administrative expenses

Our general and administrative expenses primarily consist of (i) staff cost; (ii) operating lease expense; (iii) depreciation expenses; (iv) vehicle maintenance expense; (v) administrative expense; (vi) land rent; and (vii) other miscellaneous expenses.

The following table sets forth the breakdown of our general and administrative expenses for the years ended June 30, 2023 and 2024:

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

Legal and professional fees mainly represented legal and consultancy and business advisory fees which were ad hoc and mainly incurred for the financial year ended June 30, 2024, resulting in an increase in such expenses for that financial year.

Other expenses were mainly comprised of rental of machinery, rental of central kitchen and cleaning fee.

The following table sets forth the breakdown of our general and administrative expenses for the years ended June 30, 2024 and 2025:

	Financial Years ended June 30,
	2024	2025	Change
	S$	S$	S$	%
Staff costs	498,678	696,146	197,468	39.6%
Operating lease expense	1,160,376	1,150,798	(9,578)	(0.8)%
Depreciation	97,036	88,520	(8,516)	(8.8)%
Vehicle maintenance expense	139,566	96,073	(43,493)	(31.2)%
Repair and maintenance	18,693	10,496	(8,197)	(43.9)%
Handling charges	13,901	10,142	(3,759)	(27.0)%
Doubtful debts expense	209,745	-	(209,745)	(100.0)%
Legal and professional fees	11,220	4,555,208	4,543,988	40,499%
Rental of workers’ dormitory	6,180	-	(6,180)	(100)%
Others	125,103	620,599	495,496	396.1%

Total	2,280,498	7,227,982	4,947,484	216.9%

Our general administrative expenses amounted to approximately S$2.3 million and S$7.2 million for the financial years ended June 30, 2024 and 2025, respectively. General administration expense forms part of the fixed running cost of our Company. The significant increase in general administrative expenses by approximately S$4.9 million, or 216.9%, for the year ended June 30, 2025 was primarily attributable to the substantial increase in legal and professional fees due to professional services, including legal, accounting and advisory work, culminating in the Company’s successful Initial Public Offering (IPO) on September 25, 2024.

Staff costs were mainly salaries, Central Provident Fund contributions and bonuses to our employees, primarily our corporate, executive, finance and other administrative and procurement/logistic employees. Staff costs increased by approximately S$0.2 million, or 39.6%, from the year ended June 30, 2024 to the year ended June 30, 2025, mainly due to turnover of administrative headcount and revision of key management’s salaries.

Operating lease expenses relate mainly to our Central Kitchen and office premises. Historically, these expenses primarily stemmed from the premises at 21 Chin Bee Avenue, to which we relocated in December 2022 from a smaller facility at Food Xchange @ Admiralty. However, during the year ended June 30, 2025, we executed the early termination of the operating lease for the 21 Chin Bee Avenue premises. The Company subsequently relocated back to Food Xchange @ Admiralty in July 2025 under a new lease agreement. Despite the early termination, operating lease expenses remained relatively stable year-over-year, recording a marginal decrease of S$0.01 million, or 0.8%, for the year ended June 30, 2025, mainly due to the amortization of the former ROU asset in the period offset by the derecognition.

Rental of workers’ dormitory expense decreased by 100.0% for the year ended June 30, 2025. This decrease is due to the relocation of all foreign workers to accommodation situated above the Central Kitchen at Chin Bee Avenue, eliminating the need for external dormitory rental costs.

Depreciation expenses were charged on our property and equipment which included (i) machine and equipment; (ii) furniture and fittings; (iii) office equipment; (iv) motor vehicles; and (v) renovation expenses. The decrease in depreciation of approximately S$0.01 million, or 8.8%, for the year ended June 30, 2025, is mainly due to the annual depreciation expense on the remaining useful life of our property and equipment.

Vehicle maintenance expense decreased by approximately S$0.04 million, or 31.2%, for the year ended June 30, 2025 due to fewer or less costly maintenance activities compared to the prior year.

Repair and maintenance expense saw a significant decrease of approximately S$0.01 million, or 43.9%, for the year ended June 30, 2025, attributable to the cost savings realized during the process of moving to a smaller manufacturing facility.

Handling charges saw a further decrease of approximately S$0.004 million, or 27.0%, for the year ended June 30, 2025, resulting from the streamlining of Standard Operating Procedures (SOPs) for dormitory handling charges.

Doubtful debts expense decreased by 100.0% for the year ended June 30, 2025, as no provision for doubtful debts was deemed necessary and recorded during the year ended June 30, 2025.

Other expenses comprised principally of insurance and listing fees, recorded a substantial increase of S$0.5 million or 396.1% for the year ended June 30, 2025.

Interest expense

Our interest expenses mainly arose from operating lease interest and secured bank borrowings. Our overall interest expense increased by approximately S$0.03 million respectively from the financial year ended June 30, 2023 to the financial year ended June 30, 2024 respectively mainly due to full year impact interest expense on the addition of delivery van.

For the financial year ended June 30, 2025, the overall interest expense was approximately S$0.1 million, representing a decrease of approximately S$0.07 million (40.9%) from the S$0.17 million recorded in the financial year ended June 30, 2024. This significant decrease was primarily due to a reduction in secured bank borrowings and/or a decrease in the interest component of operating lease liabilities.

Government grants

Our government grants consist of Singapore Government subsidies like Job Growth Scheme, Wage Credit Scheme, SME Entity Grant, Senior Employment Credit Scheme and SkillsFuture Enterprise Credit Scheme.

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

The SkillsFuture Enterprise Credit encourages employers to invest in enterprise transformation on the capabilities of their employees.

	Financial Years ended June 30,
	2024	2025	Change
	S$	S$	S$	%
Job Growth Incentive	9,817	-	(9,817)	(100.0)%
Wage Credit Scheme	15,453	9,144	(6,309)	(40.8)%
SME Entity Grant	(2,716)	-	2,716	(100.0)%
Senior Employment Credit	5,366	4,406	(960)	(17.9)%
SkillsFuture Enterprise Credit	-	22	22	nm
Others	1,385	11,448	10,063	726.0%

Total	29,305	25,020	(4,285)	(14.6)%

Total government grants decreased by approximately S$0.004 million (14.6%) in the financial year ended June 30, 2025. This net decrease was primarily driven by the cessation of the Jobs Growth Incentive and the decrease in the Wage Credit Scheme, partially offset by a significant increase in other grants.

The Jobs Growth Incentive was an initiative introduced by the Singapore Government to provide wage support to employers to help them in hiring local employees. The decrease of approximately S$0.01 million (100.0%) for the year ended June 30, 2025, is due to the scheme ceasing.

The Wage Credit Scheme is an initiative of co-funding to support Singapore entities for wage increases for employees. The amount received decreased by approximately S$0.006 million (40.8%) in 2025, reflecting lower overall eligible wage increases or changes in the government’s co-funding parameters for the year.

The SME Entity Grant includes funding for corporate learning and developing skillsets to provide productivity and improvement to the industry that translate to greater competitiveness for the organization. For the year ended June 30, 2024, the negative amount of approximately S$0.003 million represents the reversal of a previously recognized grant or a government clawback, which did not recur in the year ended June 30, 2025.

The Senior Employment Credit scheme helps Singapore employers transition to employees with a higher retirement and re-employment age through wage offsets. The grant received remained relatively stable, with a slight decrease of approximately S$0.001 million (17.9%) in 2025.

The SkillsFuture Enterprise Credit scheme encourages employers to invest in enterprise transformation and the capabilities of their employees. The Company recorded a nominal amount (less than S$0.001 million) in 2025, which was not received in the prior year.

The balance of grants categorized as “Others” increased significantly by approximately S$0.01 million (726.0%) for the year ended June 30, 2025. This increase is attributable to a higher volume and value of miscellaneous grants received during the year ended June 30, 2025 that did not fall under the main schemes detailed above.

Other income

Other income consists primarily of rental income, gain on disposal of property and equipment and others.

	Financial Years ended June 30,
	2023	2024	Change
	S$	S$	S$	%
Rental income	31,550	93,831	62,281	197.4%
Gain on disposal of property and equipment	-	37,433	37,433	nm
Others	36,098	26,411	(9,687)	(26.8)%

Total	67,648	157,675	90,027	133.1%

	Financial Years ended June 30,
	2024	2025	Change
	S$	S$	S$	%
Rental income	93,831	276,100	182,269	194.3%
Gain on disposal of property and equipment	37,433	-	(37,433)	(100.0)%
Others	26,411	538,881	512,470	1,940.4%

Total	157,675	814,981	657,306	416.9%

Income tax expenses

During the financial years ended June 30, 2023 and 2024, our income tax expense, comprised of our current tax expense for the financial year, was S$0 and S$1,813, respectively.

During the financial years ended June 30, 2024 and 2025, our income tax expense, comprised of our current tax expense for the financial year, was S$1,813 and S$0, respectively.

Our Company’s operations are based in Singapore. During the financial year ended June 30, 2023, 2024 and 2025, our Company was in a net loss position, and hence, there is no foreseeable tax provision.

During the financial years ended June 30, 2023 and 2024, our Company had no tax obligation arising from other jurisdictions.

During the financial years ended June 30, 2024 and 2025, our Company had no tax obligation arising from other jurisdictions.

During the financial years ended June 30, 2023 and 2024, our Company had no material dispute or unresolved tax issues with the relevant tax authorities.

During the financial years ended June 30, 2024 and 2025, our Company had no material dispute or unresolved tax issues with the relevant tax authorities.

Net loss for the Year

As a result of the foregoing, our net loss amounted to approximately S$0.4 million and S$1.5 million for the financial years ended June 30, 2023, and 2024, respectively.

As a result of the foregoing, our net loss amounted to approximately S$1.5 million and S$5.4 million for the financial years ended June 30, 2024, and 2025, respectively.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

Liquidity and Capital Resources

Our liquidity and working capital requirements are primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through cash generated from operating activities and other available sources of financing from Singapore banks and other financial institutions to our Company. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including cash generated from operations, loans from banking facilities and other equity and debt financings as and when appropriate.

Going Concern

Our Company’s ability to continue as a going concern depends upon its ability to market and sell its products to generate positive operating cash flows. For the financial years ended June 30, 2024 and 2025, our Company reported net losses of S$1,466,690 and S$5,432,893, respectively. As of June 30, 2024, our Company’s working capital deficit was S$3,686,485 and net cash used in operating activities was S$14,603,459. Although as of June 30, 2025, we had working capital of S$10,071,038, this primarily resulted from our public securities offerings during that financial year and we sustained negative operating cash flows. These conditions give rise to substantial doubt as to whether our Company will be able to continue as a going concern.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on our Company’s business. All of these factors raise substantial doubt about the ability of our Company to continue as a going concern. The accompanying financial statements for the financial years ended June 30, 2024 and 2025 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of our Company to continue as a going concern.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to facility leases and other operating leases. As of June 30, 2024, our primary facility lease obligation related to a three-story building at 21 Chin Bee Avenue, which we used for our office operations and Central Kitchen facilities. During the year ended June 30, 2025, we executed the early termination of the lease for the 21 Chin Bee Avenue property, and we subsequently relocated to a new facility at Food Xchange @ Admiralty in July 2025. As of June 30, 2025, our future lease payments are therefore primarily related to the new lease agreement entered into in July 2025.

We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are required to prepay the majority of our inventory purchases, which further constraints our cash liquidity.

We have the following contractual obligations and lease commitments as of June 30, 2025:

Contractual Obligations	Total	Within 1 year	2-5 years	More than 5 years
	S$	S$	S$	S$

Operating lease commitment	678,245	260,241	418,004	-
Finance lease commitment	20,628	20,628	0	-
Loans payable – financial institution	323,417	314,559	8,858	-

Total obligations	1,022,290	595,428	426,862	-

We have the following contractual obligations and lease commitments as of June 30, 2024:

Contractual Obligations	Total	Within 1 year	2-5 years	More than 5 years
	S$	S$	S$	S$

Operating lease commitment	3,757,808	1,089,515	2,668,293	-
Finance lease commitment	61,551	40,835	20,716	-
Loans payable – financial institution	1,079,599	756,182	323,417	-

Total obligations	4,898,958	1,886,532	3,012,426	-

Working Capital

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this Annual Report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including current working capital, cash generated from operations and other available sources of financing from Singapore banks and other financial institutions.

The following table sets forth our assets, liabilities and shareholders’ equity as of June 30, 2024 and 2025:

	As of June 30,	As of June 30,	As of June 30,
	2024	2025	2025
	S$	S$	US$(1)

Cash and cash equivalents	34,237	1,937,987	1,511,101
Working capital	(3,686,485)	10,071,038	7,852,661
Total assets	6,643,144	12,279,616	9,574,749
Total liabilities	8,097,250	1,855,169	1,446,524
Total shareholders’ equity	(1,454,106)	10,424,447	8,128,225

(1)	Calculated at the rate of US$1= S$1.2825, as set forth in the statistical release of the Federal Reserve System on June 30, 2025.

As of June 30, 2024, we had negative working capital of approximately S$(3.7) million, total assets of approximately S$6.6 million, total liabilities of approximately S$8.1 million and negative shareholders’ equity of approximately S$(1.5) million.

As of June 30, 2025, we had positive working capital of approximately S$10.1 million, total assets of approximately S$12.3 million, total liabilities of approximately S$1.9 million and positive shareholders’ equity of approximately S$10.4 million.

Cash flows

The following table summarizes our cash flows for the financial years ended June 30, 2023, 2024 and 2025:

	Years ended June 30,
	2023	2024	2025
	S$	S$	S$
Cash and cash equivalents as at beginning of the year	141,551	117,527	34,237
Operating activities
Net loss	(441,745)	(1,466,690)	(5,432,893)
Non-cash adjustments	864,278	1,219,979	1,022,631
Changes in operating assets and liabilities	912,523	851,705	(10,193,197)
Net cash (used in)/provided by operating activities	1,335,056	604,994	(14,603,459)
Net cash (used in)/ provided by investing activities	(44,958)	58,071	(7,130)
Net cash provided by/(used in) financing activities	(1,314,122)	(746,355)	16,514,339
Net change in cash and cash equivalents	(24,024)	(83,290)	1,903,750
Cash and cash equivalents as at end of the year	117,527	34,237	1,937,987

Cash Flow from Operating Activities

During the financial years ended June 30, 2023, 2024 and 2025, the cash inflows from our operating activities were primarily derived from the revenue generated from our sales of food catering, whereas the cash outflows for our operating activities mainly comprised the purchase of raw materials, staff costs and administrative expenses. Our net cash (used in)/provided by operating activities primarily reflected our net loss, as adjusted for non-operating items, such as non-cash depreciation, write off on property and equipment, gain on disposal of property and equipment, amortization of right-of-use assets, gain on early termination, write off of sundry debtor and effects of changes in working capital such as decrease in account receivable, decrease/(increase) in related parties, (increase)/decrease in inventories, decrease in amount due to a shareholder, (increase)/decrease in deposit, prepayments and other receivables, (decrease)/increase in accounts payables, accruals and other current liabilities and decrease in operating lease liabilities and income tax payable/(receivable).

For the year ended June 30, 2023, our net cash provided by operating activities was approximately S$1.3 million, which primarily reflected our net loss of approximately S$0.4 million, positively adjusted by the non-cash adjustments of approximately S$0.9 million which comprised of depreciation of approximately S$0.1 million, write-off on property and equipment S$0.02 million, amortization of right-of-use assets of S$0.7 million and positive effect of changes in operating assets and liabilities mainly attributed by faster collection of account receivable of S$0.1 million, collection from related parties of S$0.5 million, decrease of S$0.7 million mainly due to the decrease of prepayment of rents for the leasing of the Central Kitchen and facilities, increase in purchases towards the financial year ended June 30, 2023 resulted in increase in accounts payables, accruals and other current liabilities of S$0.4 million, repayment of the operating lease liabilities of S$0.7 million.

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

For the year ended June 30, 2025, our net cash used in operating activities was approximately S$14.6 million. This significant use of cash, compared to a net cash inflow of S$0.6 million in the prior year, was primarily driven by a substantial increase in net loss and a large outflow resulting from changes in operating assets and liabilities (working capital). The net cash used primarily reflected our net loss of approximately S$5.43 million, positively adjusted by the non-cash adjustments of approximately S$1.02 million which comprised of (i) depreciation of property and equipment of approximately S$0.09 million, (ii) amortization of right-of-use assets of S$1.15 million, (iii) write off sundry debtor of approximately S$0.05 million and offset by gain on early termination of S$0.26 million. A large negative change in operating assets and liabilities resulting in a net cash outflow of approximately S$10.19 million. This significant outflow was mainly attributable to (i) a significant increase in deposits, prepayments and other receivables resulting in a cash outflow of S$6.98 million, (ii) substantial increase in amount due to shareholders of S$1.33 million, (iii) decrease in amount due from related parties of S$0.79 million, (iv) decrease in accounts payables, accruals and other current liabilities of S$0.21 million and (v) decrease in operating lease liabilities of approximately S$0.96 million.

Cash Flow from Investing Activities

Our cash flow provided by/(used in) investing activities primarily consisted of purchase of property and equipment and proceed on disposal of plant and equipment.

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

For the year ended June 30, 2025, our net cash used in investing activities was approximately S$0.007 million, primarily due to the purchase of machinery and equipment.

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

For the year ended June 30, 2024, we recorded net cash used in financing activities of approximately S$0.7 million, which was mainly attributable from repayment of bank borrowings of S$0.7 million and finance leases of S$0.07 million.

For the year ended June 30, 2025, we recorded net cash provided by financing activities of approximately S$16.5 million, primarily driven by the issuance of net shares, which provided S$17.31 million. This significant cash inflow was partially offset by cash outflows related to debt and lease repayments, which included (i) repayment of borrowings of S$0.76 million and (ii) repayment of finance lease obligations of approximately S$0.04 million. The net cash provided by financing activities was the primary source of funding for the Company during the year.

Accounts receivable

	As of June 30,
	2024	2025
	S$	S$

Accounts receivable – third parties	673,921	603,705
Less: allowance for doubtful accounts	(245,344)	(245,344)

Accounts receivable, net	428,577	358,361

Our accounts receivable, net, decreased from approximately S$0.43 million as of June 30, 2024 to approximately S$0.36 million as of June 30, 2025. The net decrease of S$0.07 million was primarily a result of a decrease in accounts receivable - third parties, suggesting improved collection efficiency or a decrease in sales near the year-end. The allowance for doubtful accounts remained unchanged at S$0.25 million as of June 30, 2025, which indicates no additional provision for doubtful accounts was recognized during the year.

The movements in the allowance for doubtful accounts for the years ended June 30, 2024 and 2025 were as follows:

	As of June 30,
	2024	2025
	S$	S$
Balance at beginning	35,599	245,344
Allowance for doubtful accounts	209,745	-

Balance at end	245,344	245,344

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of June 30,
	2024	2025
	S$	S$
Within 30 days	424,367	348.122
Between 31 and 60 days	3,230	1.004
Between 61 and 90 days	467	-
More than 90 days	513	9,235
Total accounts receivable, net	428,577	358.361

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

During the financial years ended June 30, 2024 and 2025, other than what has been provided for, our management does not foresee any other irrecoverable or doubtful accounts.

The following table sets forth our average accounts receivable turnover days for the financial years ended June 30, 2024 and 2025:

	As of June 30,
	2024	2025
Average accounts receivable turnover days(1)	40	33

(1)	Average accounts receivable turnover days is calculated using the total revenue for the respective year divided by the average of opening and ending of accounts receivable balance for the respective year and multiplied the number of days in the respective year.

Our average accounts receivable turnover days improved from 40 days as of June 30, 2024, to 33 days as of June 30, 2025. This 7-day decrease indicates that our efficiency in collecting receivables has improved year-over-year, as we are converting sales into cash more quickly. The credit term offered to our major customers is typically 30 to 60 days.

Accounts receivable were closely monitored and reviewed on a regular basis to identify any potential non-payment or delay in payment. Our Chief Executive Officer, together with our Operation Manager, conduct an individual review on each of the customers to determine the impairment, based on other data such as available financial information about the customer and past due status. We implement certain procedures to strengthen our credit control. For instance, we actively monitor the credit terms of our customers and follow up on collection regularly to ensure greater control over our accounts receivable.

Deposits, prepayments and other receivables

The following table sets forth the breakdown of the prepaid expenses and other current assets, net as of the dates indicated:

	As of June 30,
	2024	2025
	S$	S$
Prepayment (1)	3,134	5,793,647
Security deposit (2)	830,220	137,671
Staff loan	1,118	-
Deposits, prepayments and other receivables (3)	6,540	3,219,070
	841,012	9,150,388

(1)	As of June 30, 2024, this amount includes prepayment paid to a related party, LRS-Premium Pte. Ltd., for the rental of Central Kitchen and equipment of S$569,252, which was fully settled as of June 30, 2024.

As of June 30, 2025, this amount includes prepayment paid to the third parties for forthcoming goods or services to be derived according to the contract term.

(2)	This amount includes security deposit paid to a related party, LRS-Premium Pte. Ltd. for the security deposit paid for the rental of Central Kitchen and rental of equipment. (2024: S$778,000; 2025: S$0)

(3)	As of June 30, 2025, other receivables comprise S$2,565,000 (US$2,000,000) representing trust fund for the acquisition of a Hong Kong entity, and S$641,250 (US$500,000) due from a third-party borrower under a promissory note bearing interest at 6% per annum.

Our total deposits, prepayments and other receivables increased substantially from approximately S$0.8 million as of June 30, 2024, to approximately S$9.2 million as of June 30, 2025. This significant increase of approximately S$8.3 million was primarily attributable to the capital proceeds from consulting services.

Inventory

As of June 30, 2024, our inventory decreased by S$17,156 to S$23,036, mainly due to faster turnover as of June 30, 2024 to meet the demand of ordering towards year end.

As of June 30, 2025, our inventory increased to S$24,414. This represents a slight increase of S$1,378 (approximately 6.0%) from the prior year, suggesting a marginal build-up of stock levels compared to the end of the financial year ended June 30, 2024.

Inventory is stated at the lower of cost or net realizable value. Cost is computed using actual purchase cost. We also review our inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. As of June 30, 2024 and 2025, no indication of write down or impairment was required.

Accounts payables, accrual, and other current liabilities

	As of June 30,
	2024	2025
	S$	S$
Accounts payable	706,942	476,439
Payroll payable	98,399	97,709
Accruals expense	45,920	105,090
Deposits received	43,465	23,842
Other payable	57,024	43,112
	951,750	746,192

The general credit term from our major suppliers is 30 days. Our accounts payable decreased from approximately S$0.7 million as of June 30, 2024 to approximately S$0.5 million as of June 30, 2025, which was due to stricter credit control towards the end of the financial year ended June 30, 2025.

The following table sets forth our average accounts payable turnover days for the financial years ended June 30, 2024 and 2025:

	As of June 30,
	2024	2025
Average accounts payable turnover days(1)	96	120

(1)	Average accounts payable turnover days is calculated using the total purchases for the applicable year divided by the average of opening and ending accounts payable balance for the year and multiplied by the number of days in the year.

Our Company did not have any material default in payment of accounts payable during the financial years ended June 30, 2024 and 2025.

Payroll payable

Payroll payable represented expenses related to salaries and staff costs. As of June 30, 2025, the marginal decrease of 0.7% from the balance as of June 30, 2024 indicates that this liability remained relatively stable year-over-year.

Other payable

Other payable mainly consisted of non-trade purchases - for example, office supplies. As of June 30, 2024 and June 30, 2025, the decrease from S$0.06 million to S$0.04 million is primarily due to improved repayment speed towards the end of the financial year ended June 30, 2025.

We did not have any material defaults in payment of other payables during the financial years ended June 30, 2024 and 2025.

Deposit received

Deposit received represented a deposit paid by a customer for food catering. As of June 30, 2024 and 2025, deposit received decreased from S$0.04 million to S$0.02 million, mainly due to a decrease in deposit placements received from buffet customers.

As of June 30, 2024 and 2025, no major changes in deposit placement received from customers.

Bank borrowings

As of June 30, 2024, our bank borrowings amounted to S$1.1 million and are denominated in Singapore dollar and bears interest at a fixed rate ranging from 2.5% - 3.25% and variable rate at 6.2%. S$0.8 million of our bank borrowings constitute current liability and S$0.3 million constitutes non-current liability.

As of June 30, 2025, our bank borrowings amounted to S$0.32 million, are denominated in Singapore dollars and bear interest at a fixed rate ranging from 2.5% to 3.25%. The balance of trust receipts (which bore a variable rate of 6.2%) was fully repaid and is nil as of June 30, 2025. S$0.31 million of our bank borrowings constitutes current liability and S$0.01 million constitutes non-current liability.

Bank borrowings consisted of the following:

	Term of	Annual	As of June 30,
	repayments	interest rate	2024	2025

Term loans	Within 5 years	2.5-3.25%	943,784	323,417

Trust receipts	Within 150 days	6.2%	135,815	-
			1,079,599	323,417

Representing: -
Within 12 months			756,182	314,559
Over 1 year			323,417	8,858
			1,079,599	323,417

Income tax payables

Our income tax payables were nil as of both June 30, 2024 and June 30, 2025. The balance remained at nil as the Company was in a net loss position for both financial years, resulting in no corporate income tax liability being accrued as of the respective year-ends.

Commitments

Capital commitments

As of June 30, 2024 and 2025, we did not have any capital commitments.

Contingencies

In the ordinary course of business, we may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. We record contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2025 and up through the date of this Annual Report.

Capital Expenditures

Historical capital expenditures

For the years ended June 30, 2024 and 2025, our capital expenditures in relation to property and equipment were approximately S$0.01 million and S$0.01 million respectively. We principally funded our capital expenditures through cash flows from operations for the years ended June 30, 2024 and 2025.

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

Use of Estimates and Assumptions

Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, assumptions used in assessing right-of-use assets and impairment of long-lived assets, and deferred tax valuation allowance. Economic conditions may increase the inherent uncertainty in the estimates and assumptions indicated above. Actual results may differ from previously estimated amounts, and such differences may be material to our financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected prospectively in the period they occur. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from these estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this Annual Report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

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

Impairment of long-lived assets

Our Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, our Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, our Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized for year ended June 30, 2024 and 2025.

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

Provisions

Provisions are recognized when our Company has a present obligation, legal or constructive, as a result of a previous event, if it is probable that our Company will be required to settle the obligation and a reliable estimate can be made of the obligation. The amount recognized is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate of our expected future cash flows.

Trade and other payables

Trade and other payables are initially measured at amortized cost, using the effective interest method.

Concentration of Credit Risk

Financial instruments that potentially subject our Company to credit risk consist of cash on hand, our Company’s demand deposits placed with financial institutions. Bank and cash balances are maintained with high credit quality institutions, and their composition and maturities are regularly monitored by management. As of June 30, 2024 and 2025, we maintained bank and cash balances of S$0.03 million and S$1.94 million, respectively, at financial institutions in Singapore, which were subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Impact of Inflation

The types of inflationary pressures that affect our Company are primarily related to raw material costs, staff salaries and related costs. Inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in Singapore or globally in the future.

Seasonality

We have not observed any significant seasonal trends. Our Directors believe that there is no apparent seasonality factor affecting the industry in which our Company operates.

Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of future operating results or financial condition.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We currently have a total of S$0.5 million bank facilities available from financial institutions in Singapore of which aggregate of S$0.2 million has been drawdown as of June 30, 2025. These facilities bear annual interest at a fixed rate ranging at 2.5% to 3.25% and variable rate at 6.2%. Bank borrowings are repayable in 150 days to 5 years. The fixed interest rates were not affected by the effects of market changes in interest rates.

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

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740) (“ASC 740”). ASC 740 significantly enhances transparency by requiring more granular annual disclosures for the categories and components of the rate reconciliation and for income taxes paid (net of refunds received). The guidance is effective for public business entities for annual periods beginning after December 15, 2024, which for the Company will be the financial year beginning July 1, 2025.

Due to the Company’s history of pre-tax losses and the recognition of significant net operating loss (NOL) carry forwards and valuation allowances, the Company anticipates that the adoption of ASC 740 will require significantly expanded disclosure in the footnotes to its annual financial statements, particularly regarding the components of its rate reconciliation and its deferred tax assets. However, the ASU is a disclosure-only update and, therefore, is not expected to have a material effect on the recognition or measurement of its consolidated balance sheets, statements of income and comprehensive income, or statements of cash flows.

In March 2024, the FASB issued ASU 2024-01, Scope Application of Profits Interest and Similar Awards (Topic 718) (“ASC 718”)., which clarifies the accounting for certain profits interest awards. The Company is currently evaluating the impact of this ASU on its consolidated financial statements but does not expect it to be material.

The Company has also considered ASU 2024-03, Disaggregation of Income Statement Expenses (effective for annual periods beginning after December 15, 2026), ASU 2024-04, Induced Conversions of Convertible Debt Instruments (effective for annual periods beginning after December 15, 2025), and other recently issued but not yet effective accounting standards. The Company does not believe that any of these pronouncements, if currently adopted, would have a material effect on its consolidated financial statements.

ITEM 6. DIRECTORS, OFFICERS AND SENIOR MANAGEMENT

Directors, Executive Officers and Key Personnel

As of the date of this Annual Report, the following table sets forth the names, ages and titles of our Directors, Executive Officers and key personnel:

Name	Age	Title

Executive Directors and Executive Officers:

Mr. Gao Lianquan	47	Executive Director and Chief Executive Officer

Mr. Yu Chun Yin	43	Executive Director

Mr. Wong Ka Hei, Ben	29	Executive Director and Chief Financial Officer

Key Personnel:

Ms. Zhang Xiaoying	37	Operation Manager

Independent Directors:

Mr. Lin Sin Hoe, Wills	55	Independent Director

Mr. Chai Ming Hui	50	Independent Director

Mr. Lum Kian San, Alvin	36	Independent Director

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

Executive Directors and Executive Officers:

Mr. Gao Lianquan is our Executive Director and Chief Executive Officer. Mr. Gao is responsible for the development and execution of our Group’s business strategies and plans as well as overseeing our Group’s financial performance, investments and other business ventures. Mr. Gao is the founder of our Group. He is the spouse of Ms. Zhang.

Mr. Gao attained his secondary education from Nanxing Middle School, Fujian Nan’an, People’s Republic of China in 1997. He has over 12 years of experience being an entrepreneur. In 2006, he founded Premium-Rich Engineering Pte. Ltd., which carries on the business of general metal engineering and steel structure engineering. In 2012, Mr. Gao expanded his entrepreneurial expertise by venturing into Premium Catering, and since 2018, he has been serving as the Executive Director and Chief Executive Officer of Premium Catering. Premium Catering’s success is all attributable to Mr. Gao’s leadership and pioneering works with workers’ dormitories, particularly, by introducing Smart Incubator catering services to foreign employees in Singapore.

Mr. Yu Chun Yin is our Executive Director. Mr. Yu is responsible for overall operation and management of our Group’s business and formulation of our business plans and growth strategies.

Mr. Yu attained his secondary education in Hong Kong in 1998. Prior to joining our Group as Executive Director on 30 May 2023, Mr. Yu has had over 21 years of work experience in investment and property management, especially in providing property management-related services.

Since 2002, Mr. Yu has been working at Ricacorp Property Ltd., a real estate agency company in Hong Kong, where he is primarily responsible for formulating business plans and growth strategies, organizing property briefings, planning for the monthly marketing and the sale and leasing of properties. Mr. Yu is also licensed by the estate agents authority in Hong Kong.

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

Mr. Wong Ka Hei, Ben is our Executive Director and Chief Financial Officer. Mr. Wong is responsible for the following matters relating to our Group:

●	financial reporting of our Company, including managing accounting operations, statutory financial audit reporting and coordinating corporate tax submissions;
●	preparation of budget and financial forecasts; and
●	development and implementation of financial policies and procedures in business process.

Mr. Wong graduated with a Bachelor of Economics and Finance from the University of Hong Kong in July 2018, earning Second Class Honours Division One. He has passed CFA Level 1 and FRM Part 1 & 2.

Since July 2020, Mr. Wong has served as an Officer at Po Yuen Enterprise Development Limited. In this role, he was responsible for overseeing overall company operations, handling daily money changing and remittance operations, and reviewing and implementing AML/CFT Policy. His duties included reporting suspicious transactions and conducting Customer Due Diligence (CDD) with a risk-based approach.

Previously, Mr. Wong was a Graduate Trainee of Risk and Compliance at Dah Sing Bank from July 2018 to August 2019. His experience includes credit risk management, performing market risk reporting and modeling and developing credit proposals by analyzing counterparties. He also has experience using SAS to produce MIS reports and utilizing Excel VBA to automate data processing tasks.

Key Personnel:

Ms. Zhang Xiaoying is our Operation Manager. Ms. Zhang is responsible for the following matters relating to our Group:

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

Ms. Zhang has over 14 years of work experience in managing the operations and administrations of companies in Singapore. From 2010 to 2012, she was employed as an administrative manager at Premium-Rich Engineering Pte. Ltd. Since 2012, Ms. Zhang has been the Operation Manager of Premium Catering. She is the spouse of Mr. Gao.

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

Independent Directors

Mr. Lum Kian San, Alvin began serving as an independent Director on September 25, 2024, which is the date our Company was listed on the Nasdaq Capital Market. Mr. Lum also serves as chairman of the audit committee and as a member of the compensation and nomination committees.

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

Mr. Lin Sin Hoe, Wills began serving as an independent Director on September 25, 2024, which is the date our Company was listed on the Nasdaq Capital Market. Mr. Lin also serves as chairman of the nomination committee and as a member of the compensation and audit committees.

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

Mr. Lin has more than 29 years of experience as an entrepreneur in a wide array of industries, and he possesses a strong foundation in business management and deal negotiation.

Mr. Lin graduated from Thames Business School with a Higher Diploma in Marketing in 1994.

Mr. Chai Ming Hui began serving as an independent Director on September 25, 2024, which is the date our Company was listed on the Nasdaq Capital Market. Mr. Chai also serves as chairman of the compensation committee and as a member of the audit and nomination committees.

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

From 2009 to 2022, he was a remisier at OCBC Securities Pte. Ltd., and Amfraser Securities Pte Ltd., where he developed a set of diverse skillsets in financial modelling, portfolio management, and equity and debt restructuring. Mr. Chai is also well versed in the initial public offering and reverse takeover process, as well as mergers and acquisitions in the two major financial hubs in Asia, Singapore and Hong Kong.

Mr. Chai obtained a Master’s degree in Business Administration from Southern Illinois University in Carbondale, Illinois, United States and a Bachelor’s degree in mechanical engineering from Nanyang Technological University.

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

Audit committee

The members of our audit committee are Mr. Lin, Mr. Lum and Mr. Chai, all of whom are Independent Directors, and is chaired by Mr. Lum. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Mr. Lum as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;
●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;
●	reviewing earnings releases; and
●	implementing the Company’s cybersecurity policy.

Compensation committee

The members of our compensation committee are Mr. Lin, Mr. Lum and Mr. Chai, all of whom are Independent Directors, and is chaired by Mr. Chai. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee’s responsibilities include:

●	evaluating the performance of our Chief Executive Officer in light of our Company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the Board the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;
●	reviewing and recommending to the Board the cash compensation of our other Executive Officers;
●	reviewing and establishing our overall management compensation, philosophy and policy;
●	overseeing and administering our compensation and similar plans;
●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq;
●	retaining and approving the compensation of any compensation advisors;
●	reviewing and approving our policies and procedures for the grant of equity-based awards;
●	reviewing and recommending to the Board the compensation of our Directors;
●	preparing the compensation committee report required by SEC rules, if and when required; and
●	implementing the Company’s compensation recovery policy.

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

Foreign Private Issuer Status

The Nasdaq rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

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

Compensation of Executive Directors, Executive Officers and Key Personnel

For the financial year ended June 30, 2025 and 2024, we paid an aggregate of approximately S$234,000 and S$222,000, respectively, in cash to our Executive Directors, Executive Officers and key personnel. For the financial year ended June 30, 2023, we paid an aggregate of approximately S$164,000 in cash to our Executive Directors, Executive Officers and key personnel.

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (S$’000)	Bonus (S$’000)

Mr. Gao Lianquan, Executive Director and Chief Executive Officer	2025	100	12
	2024	100	-
	2023	95	8

Mr. Yu Chun Yin, Executive Director	2025	-	-
	2024	-	-
	2023	-	-

Ms. Loh Hui Ying, Chief Financial Officer(1)	2025	72	-
	2024	72	-
	2023	13	-

Mr. Wong Ka Hei, Ben (2)	2025	-	-
	2024	-	-
	2023	-	-

Ms. Zhang Xiaoying, Operation Manager	2025	50	-
	2024	50	-
	2023	44	4

Mr. Lin Sin Hoe, Wills, Independent Director(3)	2025	-	-
	2024	-	-
	2023	-	-

Mr. Chai Ming Hui, Independent Director(3)	2025	-	-
	2024	-	-
	2023	-	-

Mr. Lum Kian San, Alvin, Independent Director(3)	2025	-	-
	2024	-	-
	2023	-	-

(1) Ms. Loh resigned from her position as Chief Financial Officer of the Company as of October 15, 2025.

(2) Mr. Wong has served as Executive Director and Chief Financial Officer of the Company since September 15, 2025.

(3) Messrs. Lin, Chai and Lum were appointed Independent Directors of the Company as of September 26, 2024.

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

Directors’ Agreements

Each of our Directors has entered into an agreement (a “Directors’ Agreement”) with our Company. The terms and conditions of such Directors’ Agreements are similar in all material aspects. Each Directors’ Agreement is for an initial term of one year and will automatically renew for successive one-year terms subject to termination by either party to the agreement upon 60 days’ prior written notice or payment of the equivalent salary in lieu of such notice or on such date as the Director’s successor is duly elected and qualified. Each Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, his or her Directors’ Agreement will remain in full force and effect. Any Directors’ Agreement may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of our Company’s issued and outstanding shares entitled to vote.

Under the Directors’ Agreements, the initial annual director fees that are payable to our Independent Directors are US$18,000 to Mr. Lin, US$18,000 to Mr. Chai and US$18,000 to Mr. Lum, respectively. Such director fees are payable in cash on a monthly basis.

In addition, our Directors will be entitled to participate in such share option scheme as may be adopted by our Company, as amended from time to time.

Other than as disclosed above, none of our Directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information regarding beneficial ownership of our capital stock by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;
●	each of our named executive officers;
●	each of our Directors; and
●	all of our current executive officers and Directors as a group.

Applicable percentage ownership is based on an aggregate 3,244,445 Ordinary Shares issued and outstanding comprised as follows: 2,072,528 Class A Ordinary Shares and 1,171,917 Class B Ordinary Shares.

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

Name of Beneficial Owner	Ordinary Shares Beneficially Owned(1)		Percent of Class(4)		Percent of Total Voting Power(5)
	Class A	Class B	Class A	Class B
Named Executive Officers and Directors:
Mr. Gao Lianquan(2)	11,667	0	0.56%	0.00%	0.08%
Mr. Yu Chun Yin(2)(3)	0	1,171,917	0.00%	100.00%	84.95%
Mr. Wong Ka Hei, Ben(2)	0	0	0.00%	0.00%	0.00%
Mr. Lin Sin Hoe, Wills(2)	0	0	0.00%	0.00%	0.00%
Mr. Chai Ming Hui(2)	0	0	0.00%	0.00%	0.00%
Mr. Lum Kian San, Alvin(2)	0	0	0.00%	0.00%	0.00%
All executive officers and directors as a group (6 persons)	11,667	1,171,917	0.56%	100.00%	85.03%

5% or Greater Shareholders
Hero Global Enterprises Limited(3)	0	1,171,917	0.00%	100.0%	84.95%

(1)	On April 22, 2025, our Ordinary Shares were re-designated and re-classified into Class A Ordinary Shares, entitled to one vote per share, and Class B Ordinary Shares, entitled to ten votes per share, on all matters submitted to a vote of our shareholders.

(2)	Except as otherwise indicated below, the business address for our Directors and executive officers is 6 Woodlands Walk, Singapore 738398.

(3)	Represents shares owned of record by Hero Global Enterprises Limited, which is wholly-owned by Mr. Yu, a Director and indirect controlling shareholder of the Company, who holds voting and dispositive power over the shares.

(4)	Based on 2,072,528 Class A Ordinary Shares and 1,171,917 Class B Ordinary Shares issued and outstanding as of the date of this Annual Report.

(5)	Based on 2,072,528 Class A votes and 11,719,170 Class B votes, or 13,795,298 total votes as of the date of this Annual Report.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the financial years ended June 30, 2025, 2024 and 2023, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Singapore law.

The list of related parties and their relationship to our Group is as follows:

Related Party	Relationship with our Group

Hero Global Enterprises Limited	Controlling Shareholder of our Company

Mr. Gao Lianquan	Our Company’s Executive Director and Chief Executive Officer

Premium-Rich Engineering Pte. Ltd.	Mr. Gao Lianquan owns 100% of Premium-Rich Engineering Pte. Ltd.

LRS-Premium Pte. Ltd.	Mr. Gao Lianquan owns 60% of LRS- Premium Pte. Ltd.

Hing Fatt Building & Materials Pte. Ltd.	Mr. Gao Lianquan owns 100% of Hing Fatt Building & Materials Pte. Ltd.

Team General Construction Pte. Ltd.	Mr. Gao Lianquan owns 60% of Team General Construction Pte. Ltd. through his 100% shareholding in Premium-Rich Engineering Pte. Ltd.

	Financial Years ended June 30,
Nature of transactions	2023	2024	2025
	S$	S$	S$
Premium Rich Engineering Pte. Ltd.(1)
Amount due from you (trade)	37,302	-	18,494
Amount due from you (non-trade)	3,402	-	-
Amount due to you (non-trade)	24,744	40,602	8,491
Sales during the year	532,704	209,202	204,297
Expenses charged to you	2,952	-	-
Rental income charged to you	4,950	900	-
Direct cost charged by you	42,124	102,866	165,140
Expenses charged by you	99,518	12,747	-
Deposit received from you	3,600	3,600	-
Advance paid from you (trade)	-	15,565	-

LRS-Premium Pte. Ltd. (2)
Amount due from you (non-trade)	272,096	-	-
Amount due to you (non-trade)	100,915	813,724	31,062
Prepayment to you	569,252	-	-
Deposit paid	878,000	778,000	-
Rental charged by you	622,915	1,149,996	958,330
Expense charged by you	205,984	456,477	456,711

Hing Fatt Building & Material Pte. Ltd. (3)
Amount due from you (trade)	7,003	31,975	4,878
Amount due from you (non-trade)	11,664	-	-
Amount due to you (non-trade)	90	-	-
Sales during the year	6,484	56,521	54,437
Rental charged to you	10,800	1,350	-
Expense charged by you	90	-	9,682

Team General Construction Pte. Ltd. (4)
Amount due from you (trade)	5,181	39,502	4,822
Amount due to you (non-trade)	65	-	-
Sales during the year	106,037	205,586	116,406
Expenses charged to you	47	2,100	-
Expense charged by you	385	-	257
Rental income charged to you	-	61,580	278,256

(1)	100% shares held by our Company’s Chief Executive Officer, Mr. Gao

(2)	60% shares held by Mr. Gao

(3)	100% shares held by Mr. Gao

(4)	60% shares held by our Company’s Chief Executive Officer, Mr. Gao, via Premium Rich Engineering Pte. Ltd.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

LEGAL PROCEEDINGS

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

On September 26, 2024, we completed our Initial Public Offering of 1,650,000 Ordinary Shares at a public offering price of US$4.75 per share. Total net proceeds to the Company from the Initial Public Offering, after deducting discounts, expense allowance and expenses, were approximately $6.994 million. The Ordinary Shares began trading on September 25, 2024 on the Nasdaq Capital Market under the trading symbol “PC.”

History of Ordinary Shares Issuances

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

On June 12, 2024, following the Forward Split and Surrender, our total issued shares were held as to 10,547,250 shares by Hero Global, 645,750 shares by United Source, 703,150 shares by Ms. Kong, 703,150 shares by Trillion Able, 617,050 shares by Better Access, 430,500 shares by Mr. Gao and 703,150 shares by True Sage.

On September 26, 2024, we completed our Initial Public Offering of 1,650,000 Ordinary Shares at a public offering price of US$4.75 per share. The total net proceeds to the Company from the Initial Public Offering, after deducting discounts, expense allowance and expenses, were approximately $6.994 million.

In February, 2025, we conducted our Best Efforts Offering of 10,000,000 Ordinary Shares at a public offering price of $0.50 per share. All 10,000,000 Ordinary Shares were sold in the offering, resulting in gross proceeds of approximately $5 million.

Transfer Agent

The transfer agent and registrar for the Ordinary Shares of the Company is Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764; telephone: (303) 662-1112.

ITEM 10. ADDITIONAL INFORMATION

We are an exempted company incorporated with limited liability in the Cayman Islands and our affairs are now governed by our Second Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

A copy of our amended and restated memorandum and articles of association was filed with the SEC as exhibit 3.1 to Amendment No. 3 to our registration statement, dated August 13, 2024 (and which is referred to in this section as, respectively, the “Memorandum” and the “Articles of Association”).

We amended our Memorandum and Articles of Association (now known as the second amended and restated memorandum of association and second amended and restated articles of association of the Company with effect from April 22, 2025 (and which is referred to in this section as the “Second Amended and Restated Memorandum and Articles of Association”), attached as exhibit 99.2 to the Report on Form 6-K filed with the SEC on April 28, 2025), such that clause 8 of the Memorandum was deleted in its entirety and replaced with the following new clause 8 as follows:

“The share capital of the Company is US$500,000 divided into (a) 900,000,000,000 Class A Ordinary Shares with a par value of US$0.0000005 each and (b) 100,000,000,000 Class B Ordinary Shares with a par value of US$0.0000005, of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”

And further:

The authorized share capital of the Company was re-designated as follows:

From: US$500,000 divided into 1,000,000,000,000 shares authorized with par value of US$0.0000005 each;

To: US$500,000 divided into 900,000,000,000 Class A ordinary shares of par value of US$0.0000005 each and 100,000,000,000 Class B ordinary shares of par value of US$0.0000005 each;

By: the re-designation and re-classification of 899,981,347,260 unissued ordinary shares of par value of US$0.0000005 each into 899,981,347,260 Class A ordinary shares of par value of US$0.0000005 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association;

By: the re-designation and re-classification of 99,989,452,750 unissued ordinary shares of par value of US$0.0000005 each into 99,989,452,750 Class B ordinary shares of par value of US$0.0000005 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association; and

By: the re-designation and re-classification of 29,200,000 issued ordinary shares of par value of US$0.0000005 into 18,652,750 Class A ordinary shares of par value of US$0.0000005 each and 10,547,250 Class B ordinary shares of par value of US$0.0000005.

The following are summaries of certain material provisions of the Second Amended and Restated Memorandum and Articles of Association (all other provisions of which remain in full force and effect) and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company. Under our Second Amended and Restated Memorandum and Articles of Association, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B Ordinary Shares are convertible into Class A Ordinary Shares on a 1:1 basis as follows: (i) at the option of the holder of Class B Ordinary Shares without the payment of additional consideration; and (ii) automatically upon any sale, transfer, assignment or disposition of Class B Ordinary Shares to a person or entity which is not an affiliate of such holder. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board. Our Second Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of the Ordinary Shares have the right to receive notice of, attend and vote at general meetings. Holders of the Class A Ordinary Shares and the Class B Ordinary Shares shall, at all times (other than in respect of separate general meetings of the holders of a class or series of shares), vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

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

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Second Amended and Restated Memorandum and Articles of Association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our Directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our Board in its absolute discretion.

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

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Second Amended and Restated Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Second Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Issuance of Additional Shares. Our Second Amended and Restated Memorandum and Articles of Association authorizes our Board to issue additional Ordinary Shares from time to time as our Board shall determine, to the extent of available authorized but unissued shares.

Our Second Amended and Restated Memorandum and Articles of Association also authorizes our Board to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

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

Anti-Takeover Provisions. Some provisions of our Second Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our Directors may only exercise the rights and powers granted to them under our Second Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

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

Dividends and Dividend Policy

No dividends have been declared or paid by the companies comprising our Group for the financial year ended June 30, 2025.

When considering the distribution of a dividend in the future, our Board shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our Board may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Companies Act and our Second Amended and Restated Memorandum and Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET Risk

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding loans or large deposit accounts.

Foreign Currency Exchange Rates

	June 30, 2024	June 30, 2025

Year-end US$:S$ exchange rate	1.3552	1.2825

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

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues of less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2025 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of June 30, 2025, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

During the financial year ended June 30, 2025, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by our auditors during the financial years ended June 30, 2024 and 2025:

	Financial Years Ended June 30,
	2024	2025
	$’000	$’000
Audit Fees	120	110
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	120	110

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules and the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present. Accordingly, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Key Information-Risk Factors-Risks Related to the Company and Our Corporate Structure-As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Listing Rules of the Nasdaq Stock Market. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq rules.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of its securities by Directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of the Nasdaq.

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

INDEX TO PREMIUM CATERING (HOLDINGS) LIMITED AND SUBSIDIARIES AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of

PREMIUM CATERING (HOLDINGS) LIMITED AND ITS SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Premium Catering (Holdings) Limited and its subsidiaries (collectively referred to as the “Company”) as of June 30, 2024 and 2025, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2025, and the results of its loss and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred loss from operation and net cash used in operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plan regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion.

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

October 31, 2025

PREMIUM CATERING (HOLDINGS) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amount in dollar, except for share and per share data, or otherwise noted)

	As of June 30,
	2024	2025	2025
	S$	S$	US$
			(Note 3(d))
ASSETS
Current assets:
Cash and cash equivalents	34,237	1,937,987	1,511,101
Accounts receivable, net	428,577	358,361	279,424
Amount due from related parties	71,477	28,195	21,984
Inventories	23,036	24,414	19,036
Deposits, prepayments and other receivables	841,012	9,150,388	7,134,805
Total current assets	1,398,339	11,499,345	8,966,350

Non-current assets:
Property and equipment, net	183,950	102,560	79,969
Operating lease right-of-use assets	3,684,205	677,711	528,430
Deferred Offering Cost	1,376,650	-	-
Total non-current assets	5,244,805	780,271	608,399

TOTAL ASSETS	6,643,144	12,279,616	9,574,749

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payables, accruals, and other current liabilities	951,750	746,192	581,826
Amount due to related parties	869,892	39,553	30,840
Amount due to shareholders	1,376,650	47,134	36,752
Bank borrowings	756,182	314,559	245,270
Lease liabilities	40,835	20,628	16,084
Operating lease payable	1,089,515	260,241	202,917
Income tax payable	-	-	-
Total current liabilities	5,084,824	1,428,307	1,113,689

Non-current liabilities:
Bank borrowings	323,417	8,858	6,906
Lease liabilities	20,716	-	-
Operating lease payable	2,668,293	418,004	325,929
Total non-current liabilities	3,012,426	426,862	332,835

TOTAL LIABILITIES	8,097,250	1,855,169	1,446,524

Commitments and contingencies	-	-

Shareholders’ equity
Share, par value US$0.0000005, 1,000,000,000,000 shares authorized, 20,000,000 shares issued and outstanding*	10	-	-
Class A ordinary shares, US$0.0000005 par value, 900,000,000,000 shares authorized, 18,652,750 shares issued and outstanding*	-	13	10
Class B ordinary shares, US$0.0000005 par value, 100,000,000,000 shares authorized, 10,547,250 shares issued and outstanding*	-	7	6
Additional paid-in capital	598,980	17,910,416	13,965,237
Accumulated losses	(2,053,096)	(7,485,989)	(5,837,028)
Total shareholders’ equity	(1,454,106)	10,424,447	8,128,225

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,643,144	12,279,616	9,574,749

*	Giving retroactive effect to the 2,000 for 1 share split effected on June 12, 2024.

See accompanying notes to consolidated financial statements.

PREMIUM CATERING (HOLDINGS) LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF LOSS/COMPREHENSIVE LOSS

(Amount in dollar, except for share and per share data, or otherwise noted)

	Years ended June 30,
	2023	2024	2025	2025
	S$	S$	S$	US$
				(Note 3(d))
Revenues, net	5,213,810	5,163,909	4,290,538	3,345,449

Cost of revenues	(4,066,566)	(4,330,233)	(3,224,724)	(2,514,405)

Gross profit	1,147,244	833,676	1,065,814	831,044

Operating expenses:
Selling and distribution	(27,719)	(39,884)	(13,174)	(10,272)
General and administrative	(1,516,758)	(2,280,498)	(7,227,982)	(5,635,854)
Total operating expenses	(1,544,477)	(2,320,382)	(7,241,156)	(5,646,126)

Loss from operations	(397,233)	(1,486,706)	(6,175,342)	(4,815,082)

Other income (expense):
Interest expense	(134,430)	(165,151)	(97,552)	(76,064)
Government grants	22,270	29,305	25,020	19,509
Other income	67,648	157,675	814,981	635,464
Total other income (expense), net	(44,512)	21,829	742,449	578,909

Loss before income taxes	(441,745)	(1,464,877)	(5,432,893)	(4,236,173)

Income tax expense	-	(1,813)	-	-

NET LOSS COMPREHENSIVE LOSS	(441,745)	(1,466,690)	(5,432,893)	(4,236,173)

Net loss per share attributable to shareholders
Basic and diluted*	(0.02)	(0.07)	(0.19)	(0.15)

Weighted average number of Shares outstanding
Basic and diluted*	20,000,000	20,000,000	29,200,000	29,200,000

*	Giving retroactive effect to the 2,000 for 1 share split effected on June 12, 2024.

See accompanying notes to consolidated financial statements.

PREMIUM CATERING (HOLDINGS) LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in dollar, except for share and per share data, or otherwise noted)

	Shares							Retained
	Ordinary shares		Class A shares		Class B shares		Additional	earnings	Total
	No. of shares*	Amount	No. of shares*	Amount	No. of shares*	Amount	paid-in capital	(Accumulated losses)	shareholders’ equity
		S$		S$		S$	S$	S$	S$

Balance as of June 30, 2022	20,000,000	10	-	-	-	-	598,980	725,339	1,324,329
Dividends declared to the former shareholders	-	-	-	-	-	-	-	(870,000)	(870,000)
Net loss	-	-	-	-	-	-	-	(441,745)	(441,745)
Balance as of June 30, 2023	20,000,000	10	-	-	-	-	598,980	(586,406)	12,584
Net loss	-	-	-	-	-	-	-	(1,466,690)	(1,466,690)
Balance as of June 30, 2024	20,000,000	10	-	-	-	-	598,980	(2,053,096)	(1,454,106)
Issuance of the net shares	9,200,000	10	-	-	-	-	17,311,436	-	17,311,446
Redesignation of shares	(29,200,000)	(20)	18,652,750	13	10,547,250	7	-	-	-
Net loss	-	-	-	-	-	-	-	(5,432,893)	(5,432,893)
Balance as of June 30, 2025	-	-	18,652,750	13	10,547,250	7	17,910,416	(7,485,989)	10,424,447

*	Giving retroactive effect to the 2,000 for 1 share split effected on June 12, 2024.

See accompanying notes to consolidated financial statements.

PREMIUM CATERING (HOLDINGS) LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in dollars, except for share and per share data, or otherwise noted)

	Years ended June 30,
	2023	2024	2025	2025
	S$	S$	S$	US$
				(Note 3(d))
Cash flows from operating activities:
Net loss	(441,745)	(1,466,690)	(5,432,893)	(4,236,173)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation of property and equipment	117,288	97,036	88,520	69,021
Write off of property and equipment	18,975	-	-	-
Gain on disposal of property and equipment	-	(37,433)	-	-
Gain on early termination	-	-	(264,777)	(206,455)
Amortization of right-of- use assets	728,015	1,160,376	1,150,798	897,308
Write off sundry debtor	-	-	48,090	37,497
Change in operating assets and liabilities:
Decrease in accounts receivables	105,869	274,169	70,216	54,749
Decrease /(increase) in related parties	507,793	1,009,249	(787,056)	(613,689)
Decrease in amount due to shareholders	-	(1,376,650)	(1,329,516)	(1,036,659)
(Increase) /decrease in inventories	(40,192)	17,156	(1,378)	(1,074)
(Increase) /decrease in deposits, prepayments and other receivables	715,036	2,059,544	(6,980,816)	(5,443,131)
(Decrease) /increase in accounts payables, accruals and other current liabilities	425,764	(11,003)	(205,557)	(160,279)
Decrease in operating lease liabilities	(728,015)	(1,086,774)	(959,090)	(747,828)
Income tax receivable	(73,732)	(33,986)	-	-
Net cash (used in) /provided by operating activities	1,335,056	604,994	(14,603,459)	(11,386,713)

Cash flows from investing activities:
Purchase of property and equipment	(44,958)	(10,350)	(7,130)	(5,559)
Proceed on disposal of plant and equipment	-	68,421	-	-
Net cash (used in)/provided by investing activities	(44,958)	58,071	(7,130)	(5,559)

Cash flows from financing activities:
Repayment of bank borrowings	(387,122)	(671,382)	(756,182)	(589,616)
Repayment of finance lease	(57,000)	(74,973)	(40,923)	(31,909)
Investment			17,311,444	13,498,202
Dividend paid	(870,000)	-	-	-
Net cash (used in) /provided by financing activities	(1,314,122)	(746,355)	16,514,339	12,876,677

Net change in cash and cash equivalent	(24,024)	(83,290)	1,903,750	1,484,405

BEGINNING OF YEAR	141,551	117,527	34,237	26,696

END OF YEAR	117,527	34,237	1,937,987	1,511,101

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	73,732	1,813	-	-
Cash paid for interest	134,430	165,151	97,552	76,064

See accompanying notes to consolidated financial statements.

PREMIUM CATERING (HOLDINGS) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

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

Starry Grade Limited

On September 4, 2023, Starry Grade was incorporated in the BVI with limited liability. Starry Grade is authorized to issue a maximum of 50,000 shares of a single class each with a par value of US$1.00. On September 20, 2023, our Company subscribed for, and Starry Grade allotted and issued to it 10 shares for cash at par.

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

NOTE－2 LIQUIDITY AND GOING CONCERN

The accompanying financial statements have been prepared in conformity with U.S. GAAP which contemplates continuation of our Company on a going concern basis. The going concern basis assumes that assets are realized, and liabilities are settled in the ordinary course of business at amounts disclosed in the financial statements. Our Company’s ability to continue as a going concern depends upon its ability to market and sell its products to generate positive operating cash flows. For the year ended June 30, 2025, our Company reported net loss of S$5,432,893 and net cash used in operating activities of S$14,603,459. These conditions give rise to substantial doubt as to whether our Company will be able to continue as a going concern.

To sustain its ability to support our Company’s operating activities, our Company may have to consider supplementing its available sources of funds through the following sources :

●	cash generated from operations;
●	other available sources of financing from Singapore banks and other financial institutions;
●	financial comfort from our Company’s related parties ; and
●	financial support from our Company’s shareholder.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on our Company’s business. All of these factors raise substantial doubt about the ability of our Company to continue as a going concern. The accompanying financial statements for the years ended June 30, 2024 and 2025 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of our Company to continue as a going concern.

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

(b) Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, assumptions used in assessing right-of-use assets and impairment of long-lived assets, and deferred tax valuation allowance.

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

	June 30, 2024	June 30, 2025
S$ to US$ Year End	1.3552	1.2825
S$ to US$ Average Rate	1.3482	1.3248

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

Translations of the balance sheets, statements of loss /comprehensive loss and statements of cash flows from S$ into US$ as of and for the year ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1 = S$1.2825, as set forth in the statistical release of the Federal Reserve System on June 30, 2025. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025, or at any other rate.

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

(f) Accounts Receivable

Accounts receivables include trade accounts due from customers in the sale of food catering.

Accounts receivables are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. Our Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. Our Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

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

(i) Deferred Offering Cost

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Company’s proposed initial public offering. Deferred offering costs will be charged to shareholders’ equity upon the completion of the proposed initial public offering. Should the proposed initial public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of June 30, 2025, the Company’s deferred costs were offset against the offering proceeds.

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

For the years ended June 30, 2024 and 2025, the total amount of GST collected from customers and remitted to government authorities was S$400,794 and S$408,503, respectively. This amount has been excluded from the revenue reported within our financial statements.

As of June 30, 2024 and 2025, the GST payable to government authorities was S$12,368 and S$10,958, respectively.

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

(q) Government Grants

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When our Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the years ended June 30, 2023, 2024, and 2025, our Company received government subsidies of S$22,270, S$29,305, and S$25,020, which are recognized as government grants in the consolidated statements of loss.

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

For the years ended June 30, 2024 and 2025, our Company did not have any interest and penalties associated with tax positions. As of June 30, 2024 and 2025, our Company did not have any significant unrecognized uncertain tax positions.

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

(z) Segment Reporting

In accordance with ASC Topic 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer or the Director.

The Company operates in a single operating segment and has one reportable segment, which includes all activities related to the procurement, preparation and provision of the Company’s catering service and food products. The determination of a single segment is consistent with the consolidated financial information regularly provided to the Company’s chief operating decision maker (“CODM”). The CODM uses consolidated net income for purpose of assessing performance, making operating decisions and allocating resources. The measurement of segment assets is reported on the balance sheet as total consolidated assets.

Information about the Company’s products and services and geographic areas is presented in Note 4 – Disaggregation of Revenue. Information about major customers is presented in Note 17 – Concentrations of Risk.

(aa) Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740) (“ASC 740”). ASC 740 significantly enhances transparency by requiring more granular annual disclosures for the categories and components of the rate reconciliation and for income taxes paid (net of refunds received). The guidance is effective for public business entities for annual periods beginning after December 15, 2024, which for the Company will be the fiscal year beginning July 1, 2025.

Due to the Company’s history of pre-tax losses and the recognition of significant net operating loss (NOL) carry forwards and valuation allowances, the Company anticipates that the adoption of ASC 740 will require significantly expanded disclosure in the footnotes to its annual financial statements, particularly regarding the components of its rate reconciliation and its deferred tax assets. However, the ASU is a disclosure-only update and, therefore, is not expected to have a material effect on the recognition or measurement of its consolidated balance sheets, statements of income and comprehensive income, or statements of cash flows.

In March 2024, the FASB issued ASU 2024-01, Scope Application of Profits Interest and Similar Awards (Topic 718) (“ASC 718”)., which clarifies the accounting for certain profits interest awards. The Company is currently evaluating the impact of this ASU on its consolidated financial statements but does not expect it to be material.

The Company has also considered ASU 2024-03, Disaggregation of Income Statement Expenses (effective for annual periods beginning after December 15, 2026), ASU 2024-04, Induced Conversions of Convertible Debt Instruments (effective for annual periods beginning after December 15, 2025), and other recently issued but not yet effective accounting standards. The Company does not believe that any of these pronouncements, if currently adopted, would have a material effect on its consolidated financial statements.

NOTE － 4 DISAGGREGATION OF REVENUE

The following tables present our Company’s revenue disaggregated by business segment and geography, based on management’s assessment of available data:

	Years ended June 30,
	2023	2024	2025
	S$	S$	S$
Supply of budgeted prepared meals	4,961,215	4,759,231	4,008,713
Operation of food stall	236,059	351,272	-
Buffet catering services	14,496	48,796	257,110
Ancillary delivery services	2,040	4,610	24,715
	5,213,810	5,163,909	4,290,538

Sales at a single point in time	5,213,810	5,163,909	4,290,538

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

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have one reportable geographic segment. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Years ended June 30,
	2023	2024	2025
	S$	S$	S$
Singapore	5,213,810	5,163,909	4,290,538
	5,213,810	5,163,909	4,290,538

NOTE－5 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,
	2024	2025
	S$	S$
Accounts receivable – third parties	673,921	603,705
Less: allowance for doubtful accounts	(245,344)	(245,344)
Accounts receivable, net	428,577	358,361

For the years ended June 30, 2024 and 2025, our Company has made the allowance for doubtful accounts and charged to the statements of income (loss). Our Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

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

The movements in the allowance for doubtful accounts for the years ended June 30, 2024 and 2025 were as follows:

	As of June 30,
	2024	2025
	S$	S$
Balance at beginning of the year	35,599	245,344
Additions	209,745	-
Balance at end of the year	245,344	245,344

As of the end of each of the financial year, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	As of June 30,
	2024	2025
	S$	S$
Within 30 days	424,367	348,122
Between 31 and 60 days	3,230	1,004
Between 61 and 90 days	467	-
More than 90 days	513	9,235
Accounts receivable	428,577	358,361

NOTE－6 AMOUNT DUE FROM RELATED PARTIES

Amount due from related parties consisted of the following:

	As of June 30,
	2024	2025
	S$	S$
Due from related parties
-LRS-Premium Pte. Ltd. (1)	-	-
-Team General Construction Pte. Ltd.(2)	39,502	4,822
-Premium-Rich Engineering Pte. Ltd.(3)	-	18,495
-Hing Fatt Building & Materials Pte. Ltd.(4)	31,975	4,878
	71,477	28,195

(1)	60% shares held by our Company’s Chief Executive Officer, Mr Gao

(2)	60% shares held by our Company’s Chief Executive Officer, Mr Gao via Premium-Rich Engineering Pte. Ltd.

(3)	100% shares held by Mr Gao

(4)	100% shares held by Mr Gao

The amount due from related parties are unsecured, interest-free and repayable on demand.

NOTE－7 INVENTORIES

Our Company’s inventories were as follows: -

	As of June 30,
	2024	2025
	S$	S$
Raw foods	23,036	24,414

NOTE – 8 DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	As of June 30,
	2024	2025
	S$	S$
Prepayment (1)	3,134	5,793,647
Security deposit (2)	830,220	137,671
Staff loan	1,118	-
Other receivables (3)	6,540	3,219,070
Deposits, prepayments and other receivables	841,012	9,150,388

(1)

As of June 30, 2024, this amount includes prepayment paid to a related party, LRS-Premium Pte. Ltd. for the rental of Central Kitchen and equipment of S$569,252, which was fully settled as of June 30, 2024.

As of June 30, 2025, this amount includes prepayment paid to the third parties for forthcoming goods or services to be derived according to the contract term.

(2)	This amount includes security deposit paid to a related party, LRS-Premium Pte. Ltd. for the security deposit paid for the rental of Central Kitchen and rental of equipment. (2024: S$778,000; 2025: S$0)
(3)	As of June 30, 2025, other receivables comprise S$2,565,000 (US$2,000,000) representing trust fund for the acquisition of a Hong Kong entity, and S$641,250 (US$500,000) due from a third-party borrower under a promissory note bearing interest at 6% per annum.

NOTE－9 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of June 30,
	2024	2025
	S$	S$
At cost:
Machine & equipment	267,776	274,905
Renovation	75,369	75,369
Furniture & Fittings	45,877	45,877
Office equipment	20,746	20,746
Motor Vehicles	193,030	193,030
Less: accumulated depreciation	(418,848)	(507,367)
Property and equipment, net	183,950	102,560

Depreciation expense for the years ended June 30, 2024 and 2025 were S$97,036 and S$88,520, respectively.

NOTE－10 AMOUNT DUE TO RELATED PARTIES

Amount due to related parties consisted of the following:

	As of June 30,
	2024	2025
	S$	S$
Due to related parties
- Premium-Rich Engineering Pte. Ltd.(1)	56,167	8,491
- LRS-Premium Pte. Ltd(2)	813,725	31,062
Amount due to related parties	869,892	39,553

(1)	100% shares held by Mr. Gao

(2)	60% shares held by our Company’s Chief Executive Officer, Mr Gao

The amount due to related parties are unsecured, interest-free and repayable on demand.

NOTE－11 BANK BORROWINGS

Bank borrowings consisted of the following:

	Term of	Annual	As of June 30,
	repayments	interest rate	2024	2025
			S$	S$
Term loans	Within 5 years	2.5-3.25%	943,784	323,417
Trust receipts	Within 150 days	6.2%	135,815	0
			1,079,599	323,417

Representing: -
Within 12 months			756,182	314,559
Over 1 year			323,417	8,858
			1,079,599	323,417

As of June 30, 2024 and 2025, bank borrowing was obtained from a financial institution in Singapore, which bear annual interest at a fixed rate at 2.5-3.25% and variable rate at 6.2%. Bank borrowings are repayable in 150 days- 5 years.

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

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

	As of June 30,
	2024	2025
	S$	S$
Assets
Operating lease, right-of-use asset, net	3,684,205	677,711
Total right-of-use asset	3,684,205	677,711

Liabilities
Current:
Operating lease liabilities	1,089,515	260,241
	1,089,515	260,241

Non-current:
Operating lease liabilities	2,668,293	418,004
	2,668,293	418,004

Total lease liabilities	3,757,808	678,245

As of June 30, 2024, right-of-use assets were S$3,684,205 and lease liabilities were S$3,757,808.

As of June 30, 2025, right-of-use assets were S$677,711 and lease liabilities were S$678,245.

The following tables summarize the lease expense for the years.

	Years ended June 30,
	2023	2024	2025
	S$	S$	S$
Operating lease cost:
Operating lease expense (per ASC 842)	728,015	1,160,376	1,150,798
Total lease expense	728,015	1,160,376	1,150,798

Lease Termination and Derecognition

During the year ended June 30, 2025, the Company terminated its operating lease for premises at 21 Chin Bee Avenue and equipment rentals before the contractual end date. The termination resulted in the derecognition of the related right-of-use asset and lease liability, and a gain of S$264,777, which is presented in other income in the consolidated statements of loss/comprehensive loss.

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying statement of loss.

Other information: -

	Years ended June 30,
	2023	2024	2025
	S$	S$	S$
Cash paid for amount included in the measurement of lease liabilities:
Operating cash flow from operating leases	728,015	1,160,376	1,150,798
Remaining lease term for operating leases	4	3	2
Weighted average discount rate for operating leases	2.5%	2.5%	2.5%

Future Contractual Lease Payments as of June 30, 2025

The below table summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three years ending June 30:

Operating lease amount
S$
2026	273,591
2027	246,600
2028	180,046
2029	-
Thereafter	-
Less: interest	(21,992)
Present value of lease liabilities	678,245

Representing:
Current liabilities	260,241
Non-current liabilities	418,004
678,245

NOTE 13. ACCOUNTS PAYABLE, ACCRUALS AND OTHER CURRENT LIABILITIES

Account payable, accrued expenses and other liabilities consists of the following:

	Years ended June 30,
	2024	2025
	S$	S$
Accounts payable	706,942	476,439
Payroll payable	98,399	97,709
Accruals expense	45,920	105,090
Deposits received	43,465	23,842
Other payable	57,024	43,112
	951,750	746,192

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

Following the forward split and the subsequent surrender of shares by principal holders, the total issued shares stood at 14,350,000 immediately prior to the public offering. The Company’s Ordinary Shares commenced trading on the Nasdaq Capital Market on September 25, 2024, immediately preceding the completion of its Initial Public Offering (IPO) on September 26, 2024, in which the Company issued 1,650,000 Ordinary Shares at a price of US$4.75 per share.

Subsequently, on January 10, 2025, the Registrant adopted an Equity Incentive Plan, reserving a maximum of 3,200,000 Ordinary Shares for issuance. A further structural revision was effected on April 22, 2025, when the Authorized Share Capital was updated to US$500,000 divided into 900,000,000,000 Class A Ordinary Shares and 100,000,000,000 Class B Ordinary Shares, both with a par value of US$0.0000005 each. The Company is currently offering, in a best efforts self-underwritten offering, up to 10,000,000 Ordinary Shares at an assumed offering price of US$0.50 per share. Assuming the full sale of this subsequent offering and the shares reserved under the Plan, the total number of issued and outstanding shares of the Company will amount to 29,200,000 Ordinary Shares.

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

NOTE－15 INCOME TAXES

The provision for income taxes consisted of the following:

	Years ended June 30,
	2023	2024	2025
	S$	S$	S$
Income tax payable	33,986	-	-

Income tax expense	-	1,813	-

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

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the years ended June 30, 2024 and 2025 are as follows:

	Years ended June 30
	2023	2024	2025
	S$	S$	S$
Loss before income taxes	(441,746	(1,464,877)	(5,432,893)
Statutory income tax rate	17%	17%	17%
Income tax expense at statutory rate	(75,097	(249,029)	(923,592)
Tax effect of non-taxable income	(3,786)	(11,345)	(4,253)
Non-deductible expense	78,883	260,374	854,501
Deferred tax asset not recognized	-	-	73,344
Others	-	1,813	-
Income tax expense	-	1,813	-

	Years ended June 30,
	2024	2025
	S$	S$
Tax loss carry forwards	1,558,790	2,250,648
Deferred tax assets	264,994	380,907
Valuation allowance	(264,994)	(380,907)
Total deferred tax assets, net	-	-

Our Company did not have any significant unrecognized uncertain tax positions. Our Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended June 30, 2024 and 2025 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2025.

NOTE－16 RELATED PARTY TRANSACTIONS

In the ordinary course of business, during the years ended June 30, 2023, 2024 and 2025, our Company was involved in certain transactions, either at cost or current market prices, and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

	Years ended June 30,
Nature of transactions	2023	2024	2025
	S$	S$	S$
Premium Rich Engineering Pte. Ltd.(1)
Amount due from you (trade)	37,302	-	18,494
Amount due from you (non-trade)	3,402	-	-
Amount due to you (non-trade)	24,744	40,602	8,491
Sales during the year	532,704	209,202	204,297
Expenses charged to you	2,952	-	-
Rental income charged to you	4,950	900	-
Direct cost charged by you	42,124	102,866	165,140
Expenses charged by you	99,518	12,747	-
Deposit received from you	3,600	3,600	-
Advance paid from you (trade)	-	15,565	-

LRS-Premium Pte. Ltd. (2)
Amount due from you (non-trade)	272,096	-	-
Amount due to you (non-trade)	100,915	813,724	31,062
Prepayment to you	569,252	-	-
Deposit paid	878,000	778,000	-
Rental charged by you	622,915	1,149,996	958,330
Expense charged by you	205,984	456,477	456,711

Hing Fatt Building & Material Pte. Ltd. (3)
Amount due from you (trade)	7,003	31,975	4,878
Amount due from you (non-trade)	11,664	-	-
Amount due to you (non-trade)	90	-	-
Sales during the year	6,484	56,521	54,437
Rental charged to you	10,800	1,350	-
Expense charged by you	90	-	9,682

Team General Construction Pte. Ltd. (4)
Amount due from you (trade)	5,181	39,502	4,822
Amount due to you (non-trade)	65	-	-
Sales during the year	106,037	205,586	116,406
Expenses charged to you	47	2,100	-
Expense charged by you	385	-	257
Rental income charged to you	-	61,580	278,256

(1)	100% shares held by our Company’s Chief Executive Officer, Mr Gao

(2)	60% shares held by Mr Gao

(3)	100% shares held by Mr Gao

(4)	60% shares held by our Company’s Chief Executive Officer, Mr Gao via Premium Rich Engineering Pte. Ltd.

Apart from the transactions and balances detailed elsewhere in these accompanying financial statements, our Company has no other significant or material related party transactions during the years presented.

NOTE－17 CONCENTRATIONS OF RISK

Our Company is exposed to the following concentrations of risk:

(a)	Major customers

For the year ended June 30, 2024, there was two single customers D and E who accounted approximately for 11% and 6% of our Company’s revenues.

For the year ended June 30, 2025, there were two single customers D and E who accounted approximately for 44% and 11% respectively of our Company’s revenues.

(b)	Major vendors

For the year ended June 30, 2024, two vendors who accounted for 10% or more of our Company’s purchases and the year ended June 30, 2025, one vendor who accounted for 10% or more of our Company’s purchases.

(c)	Credit risk

Financial instruments that potentially subject our Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. As of June 30, 2024 and 2025, bank and cash balances of S$34,237, and S$1,937,987 respectively was maintained at financial institutions in Singapore, of which these were subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Our Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received,

As of June 30, 2024, there was S$97,784 and S$124,591 outstanding respectively from two single customers D and E whose account receivable balances of total amounts.

As of June 30, 2025, there was S$43,991 and S$206,541 outstanding respectively from two single customers and whose account receivable balances of total amounts.

(d)	Interest rate risk

As our Company has no significant interest-bearing assets, our Company’s income and operating cash flows are substantially independent of changes in market interest rates.

Our Company’s interest-rate risk arises from lease and bank borrowings. Our Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of June 30, 2025, the lease and four borrowings were at fixed interest rates with one borrowing was at variable interest rate.

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

As of June 30, 2024 and 2025, our Company has no material commitments or contingencies.

NOTE－19 SUBSEQUENT EVENTS

In accordance with the requirements of ASC Topic 855, our Company has evaluated all significant events that occurred subsequent to the consolidated balance sheet date and up to the approval of these consolidated financial statements. Except as disclosed below, our company conclude that there are no other significant events to report.

On July 11, 2025, the company announced that its members approved a Reverse Stock Split of the company’s authorized and issued Ordinary Shares at a ratio from 1 for 2 to 1 for 18 (the “Range”) at an extraordinary general meeting held on July 11, 2025 (the “July 2025 EGM”). Following the July 2025 EGM, the Board of Directors authorized a Reverse Stock Split of 1 for 9 for all shareholders of record as of July 21, 2025. As a result of the Reverse Stock Split, there are an aggregate of 3,244,445 Ordinary Shares issued and outstanding comprised of 2,072,528 Class A Ordinary Shares and 1,171,917 Class B Ordinary Shares.

On September 12, 2025, the Company received the trust funds of approximately S$2.6 million as described in Note 8.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document
1.1	Amended Memorandum of Association and Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.1 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
1.2	Second Amended Memorandum of Association and Second Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-42281) filed with the SEC on April 28, 2025)
2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to Form 20-F (file No.333-279272) filed with the SEC on November 12, 2024)
4.1	Employment Agreement between Mr. Gao Lianquan and Premium Catering (incorporated by reference to Exhibit 10.1 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.2	Employment Agreement between Mr. Yu Chun Yin and Premium Catering (incorporated by reference to Exhibit 10.2 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.3	Employment Agreement between Ms. Loh Hui Ying and Premium Catering (incorporated by reference to Exhibit 10.3 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.4	Form of Directors Agreement (incorporated by reference to Exhibit 10.4 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.5	Lease for Central Kitchen with LRS-Premium Pte. Ltd. dated 4 January 20 (incorporated by reference to Exhibit 10.5 to Form 20-F (File No. 001-42281) filed with the SEC on November 12, 2024)
4.6	Temporary Bridging Loan Agreement dated 31 August 2020 between Premium Catering Private Ltd. and United Overseas Bank Limited (incorporated by reference to Exhibit 10.6 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.7	Temporary Bridging Loan Agreement dated 7 September 2020 between Premium Catering Private Ltd. and Sing Investments & Finance Limited (incorporated by reference to Exhibit 10.7 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.8	Hire Purchase Agreement dated 14 October 2020 between Premium Catering Private Ltd. and United Overseas Bank Limited (incorporated by reference to Exhibit 10.8 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.9	Temporary Bridging Loan Agreement dated 4 February 2021 between Premium Catering Private Ltd. and RHB Bank Berhad (incorporated by reference to Exhibit 10.9 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.10	Hire Purchase Agreement dated 16 July 2021 between Premium Catering Private Ltd. and United Overseas Bank Limited (incorporated by reference to Exhibit 10.10 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.11	Hire Purchase Agreement dated 2 August 2021 between Premium Catering Private Ltd. and Commercial Automobile Credit Private Limited (incorporated by reference to Exhibit 10.11 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.12	Construction Loan Agreement dated 22 October 2021 between LRS-Premium Pte. Ltd and United Overseas Bank Limited (incorporated by reference to Exhibit 10.12 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.13	Construction Loan Agreement dated 12 April 2022 between LRS-Premium Pte. Ltd and United Overseas Bank Limited (incorporated by reference to Exhibit 10.13 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.14	Enterprise Financing Scheme Trade Loan Agreement dated 28 October 2022 between Premium Catering Private Ltd. and DBS Bank Limited (incorporated by reference to Exhibit 10.14 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
11.1	Code of Ethics (incorporated by reference to Exhibit 14 to Form F-1 (File No.333-279272) filed with the SEC on August 13, 2024)
11.2*	Insider Trading Policy
12.1*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy relating to recovery of erroneously awarded compensation as required by Nasdaq Capital Markets (incorporated by reference to Exhibit 97.1 to Form 20-F (File No. 001-42281) filed with the SEC on November 12, 2024)

* Submitted herewith

97

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: October 31, 2025	/s/ Gao Lianquan
Gao Lianquan
Executive Director and Chief Executive Officer

Date: October 31, 2025	/s/ Wong Ka Hei, Ben
Wong Ka Hei, Ben
Chief Financial Officer and Principal Financial and Accounting Officer

98