Form 20-F/A
period 2025-06-30
Premium Catering (Holdings) Ltd
filed 2025-11-26
CIK 1998056

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Telephone: +65 6355 9488

Email: ceo@premiumcateringholdings.com

At the address of the Company set forth above

(Name, telephone, email and/or fax number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.0000005 per share	PC	The Nasdaq Capital Market LLC

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

10,547,250 Class B Ordinary Shares, US$0.0000005 per share, at June 30, 2025 (not traded on an exchange)

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

We have the following contractual obligations and lease commitments as of June 30, 2025:

Contractual Obligations	Total	Within 1 year	2-5 years	More than 5 years
	S$	S$	S$	S$

Operating lease commitment	678,245	260,241	418,004	-
Finance lease commitment	20,628	20,628	0	-
Loans payable - financial institution	323,417	314,559	8,858	-

Total obligations	1,022,290	595,428	426,862	-

We have the following contractual obligations and lease commitments as of June 30, 2024:

Contractual Obligations	Total	Within 1 year	2-5 years	More than 5 years
	S$	S$	S$	S$

Operating lease commitment	3,757,808	1,089,515	2,668,293	-
Finance lease commitment	61,551	40,835	20,716	-
Loans payable - financial institution	1,079,599	756,182	323,417	-

Total obligations	4,898,958	1,886,532	3,012,426	-

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

Accounts receivable

	As of June 30,
	2024	2025
	S$	S$

Accounts receivable - third parties	673,921	603,705
Less: allowance for doubtful accounts	(245,344)	(245,344)

Accounts receivable, net	428,577	358,361

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

NOTE - 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

(i) Deferred Offering Cost

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A - “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Company’s proposed initial public offering. Deferred offering costs will be charged to shareholders’ equity upon the completion of the proposed initial public offering. Should the proposed initial public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of June 30, 2025, the Company’s deferred costs were offset against the offering proceeds.

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

Step 1:	Identify the contract(s) with a customer.
Step 2:	Identify the performance obligations in the contract.
Step 3:	Determine the transaction price - The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.
Step 4:	Allocate the transaction price to the performance obligations in the contract - Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.
Step 5:	Recognize revenue when (or as) the entity satisfies a performance obligation - An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

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

Pursuant to section 850-10-20 the related parties include: a) affiliates of our Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of our Company; e) management of our Company; f) other parties with which our Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

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

Information about the Company’s products and services and geographic areas is presented in Note 4 - Disaggregation of Revenue. Information about major customers is presented in Note 17 - Concentrations of Risk.

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

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have one reportable geographic segment. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Years ended June 30,
	2023	2024	2025
	S$	S$	S$
Singapore	5,213,810	5,163,909	4,290,538
	5,213,810	5,163,909	4,290,538

NOTE－5 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,
	2024	2025
	S$	S$
Accounts receivable - third parties	673,921	603,705
Less: allowance for doubtful accounts	(245,344)	(245,344)
Accounts receivable, net	428,577	358,361

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

NOTE - 8 DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

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

NOTE－18 COMMITMENTS AND CONTINGENCIES

Litigation - From time to time, our Company may be involved in various legal proceedings and claims in the ordinary course of business. Our Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

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

On September 12, 2025, the Company received the trust funds of approximately S$2.6 million as described in Note 8.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document
1.1	Amended Memorandum of Association and Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.1 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
1.2	Second Amended Memorandum of Association and Second Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-42281) filed with the SEC on April 28, 2025)
2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to Form 20-F (file No.333-279272) filed with the SEC on November 12, 2024)
4.1	Employment Agreement between Mr. Gao Lianquan and Premium Catering (incorporated by reference to Exhibit 10.1 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.2	Employment Agreement between Mr. Yu Chun Yin and Premium Catering (incorporated by reference to Exhibit 10.2 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.3	Employment Agreement between Ms. Loh Hui Ying and Premium Catering (incorporated by reference to Exhibit 10.3 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.4	Form of Directors Agreement (incorporated by reference to Exhibit 10.4 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.5	Lease for Central Kitchen with LRS-Premium Pte. Ltd. dated 4 January 20 (incorporated by reference to Exhibit 10.5 to Form 20-F (File No. 001-42281) filed with the SEC on November 12, 2024)
4.6	Temporary Bridging Loan Agreement dated 31 August 2020 between Premium Catering Private Ltd. and United Overseas Bank Limited (incorporated by reference to Exhibit 10.6 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.7	Temporary Bridging Loan Agreement dated 7 September 2020 between Premium Catering Private Ltd. and Sing Investments & Finance Limited (incorporated by reference to Exhibit 10.7 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.8	Hire Purchase Agreement dated 14 October 2020 between Premium Catering Private Ltd. and United Overseas Bank Limited (incorporated by reference to Exhibit 10.8 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.9	Temporary Bridging Loan Agreement dated 4 February 2021 between Premium Catering Private Ltd. and RHB Bank Berhad (incorporated by reference to Exhibit 10.9 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.10	Hire Purchase Agreement dated 16 July 2021 between Premium Catering Private Ltd. and United Overseas Bank Limited (incorporated by reference to Exhibit 10.10 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.11	Hire Purchase Agreement dated 2 August 2021 between Premium Catering Private Ltd. and Commercial Automobile Credit Private Limited (incorporated by reference to Exhibit 10.11 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.12	Construction Loan Agreement dated 22 October 2021 between LRS-Premium Pte. Ltd and United Overseas Bank Limited (incorporated by reference to Exhibit 10.12 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.13	Construction Loan Agreement dated 12 April 2022 between LRS-Premium Pte. Ltd and United Overseas Bank Limited (incorporated by reference to Exhibit 10.13 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
4.14	Enterprise Financing Scheme Trade Loan Agreement dated 28 October 2022 between Premium Catering Private Ltd. and DBS Bank Limited (incorporated by reference to Exhibit 10.14 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Form F-1 (File No.333-279272) filed with the SEC on August 27, 2024)
11.1	Code of Ethics (incorporated by reference to Exhibit 14 to Form F-1 (File No.333-279272) filed with the SEC on August 13, 2024)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to Form 20-F (File No. 001-42281) filed with the SEC on October 31, 2025)
12.1*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy relating to recovery of erroneously awarded compensation as required by Nasdaq Capital Markets (incorporated by reference to Exhibit 97.1 to Form 20-F (File No. 001-42281) filed with the SEC on November 12, 2024)

* Submitted herewith

97

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: November 25, 2025	/s/ Gao Lianquan
Gao Lianquan
Executive Director and Chief Executive Officer

Date: November 25, 2025	/s/ Wong Ka Hei, Ben
Wong Ka Hei, Ben
Chief Financial Officer and Principal Financial and Accounting Officer

98